EXHIBIT 99.1

Management information circular March 4, 2021 Notice of annual meeting of shareholders to be held May 7, 2021 TC Energy

Letter to shareholders 1
Notice of 2021 annual meeting 2
Management information circular 3
Summary 4
About the shareholder meeting 6
Delivery of meeting materials 7
Attending and participating in the meeting 8
Voting 10
Business of the meeting 14
Governance 33
About our governance practices 33
Sustainability and environmental, social and governance matters 58
Board committees 60
Compensation 65
Compensation governance 65
Director compensation discussion and analysis 71
Director compensation - 2020 details 74
Human Resources committee letter to shareholders 79
Executive compensation discussion and analysis 82
Executive compensation – 2020 details 108
Other information 121
Schedules 122
About TC Energy
Delivering the energy people need, every day. Safely. Responsibly. Collaboratively. With integrity.
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP.
We encourage you to sign up for electronic delivery of all future proxy materials.
Registered shareholders
Go to www.investorcentre.com/tcenergy and click on “Sign up for eDelivery” at the bottom of the page. Enter your Holder Account Number from your form of proxy and enter your postal code (if you are a Canadian resident), or your Family or Company Name (if you are not a resident of Canada), and click “Sign In”.
Non-registered shareholders
Go to www.investordelivery.com using the control number found on your voting instruction form, click on “Enrollment or Reactivation”, and follow the instructions. If you vote online, go to www.proxyvote.com, click on “Delivery Settings”, and follow the instructions.

Letter to shareholders
March 4, 2021
Dear Shareholder:
TC Energy Corporation (TC Energy) is pleased to invite you to the annual meeting of common shareholders on May 7, 2021 at 10:00 a.m. (Mountain Daylight Time).
This year, in light of the unprecedented impacts of COVID-19 and the paramount need to protect public health, including the health of our shareholders, employees and other stakeholders and in line with recommendations imposed by public health officials to limit public gatherings, TC Energy will be holding its meeting via a virtual-only format, using a live audio webcast available online at https://web.lumiagm.com/483912229, password "tc2021" (case sensitive). The virtual-only meeting format provides all shareholders an equal opportunity to participate at the meeting regardless of their geographic location or their particular constraints, circumstances or risks they may be facing as a result of COVID-19. At this virtual meeting, shareholders who attend online will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in this circular.
Virtually attending the meeting is your opportunity to hear from our Chair and Chief Executive Officer (CEO), learn more about our performance in 2020 and our strategy for the future and vote on the items of business. If you are unable to attend the virtual meeting, you can still vote by proxy prior to the meeting and following the meeting, a live webcast of the meeting will be available on our website at www.tcenergy.com.
The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TC Energy in our 2020 Annual report and on our website.
We would like to extend a very warm and special thank you to Mr. Russell Girling, our former President and CEO, who retired effective December 31, 2020. Over the ten years that Mr. Girling led our company, he demonstrated steadfast leadership and an unwavering commitment to TC Energy and its stakeholders. He embodied the values of safety and integrity, hard work and perseverance and his vision contributed significantly to TC Energy's growth into a market-leading company. TC Energy truly benefited from his solid leadership, business acumen and in-depth industry knowledge. We thank Mr. Girling for his dedicated service and wish him well in his retirement.
We are also very pleased to recognize the appointment of Mr. Girling's successor, Mr. François Poirier, who became our new President and CEO on January 1, 2021. Mr. Poirier joined TC Energy in 2014 and has been a member of TC Energy's executive leadership team for the last five years. He has been an integral part of leading TC Energy's strategy, risk management and corporate development initiatives and has demonstrated a strong commitment to upholding TC Energy's values. We look forward to seeing him lead TC Energy in the coming years.
Finally, TC Energy would like to thank Mr. Steven Williams for his service to the Board as he will not be standing for re-election this year. During his tenure with the Board, Mr. Williams served as a member of the Governance committee and Human Resources committee where his business acumen provided a valuable perspective to the Board.
Thank you for your continued confidence in TC Energy. Mr. Poirier and I look forward to your participation in the meeting on May 7.
Sincerely,

Siim A. Vanaselja
Chair of the Board of Directors
TC Energy Management information circular 2021 | 1

Notice of 2021 annual meeting
You are invited to our 2021 annual meeting of common shareholders:

WHEN
Friday, May 7, 2021 at 10:00 a.m.
Mountain Daylight Time (MDT)

WHERE
Virtual-only meeting via live audio webcast online at
https://web.lumiagm.com/483912229
password "tc2021" (case sensitive)

YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TC Energy Corporation common shares on March 22, 2021, you are entitled to receive notice of, attend and vote at this meeting.
Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.
By order of the Board of Directors,

Six items of business
1.Receive our audited consolidated financial statements for the year ended December 31, 2020, and the auditors’ report.
2.Elect the directors.
3.Appoint the auditors and authorize the directors to fix their remuneration.
4.Participate in the advisory vote on our approach to executive compensation (say on pay).
5.Approve amendments to By-law Number 1.
6.Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

Christine R. Johnston Vice-President, Law and Corporate Secretary TC Energy Corporation Calgary, Alberta March 4, 2021
2 | TC Energy Management information circular 2021

Management information circular
We are sending you this Management information circular (circular) because you are a shareholder of record of TC Energy common shares on March 22, 2021. You have the right to participate in our 2021 annual meeting of common shareholders and to vote your shares online at the meeting or by proxy. The meeting can be accessed at https://web.lumiagm.com/483912229, password "tc2021" (case sensitive). Following the meeting, a webcast in English, including the live question and answer session, will be available for viewing on our website (www.tcenergy.com).
Management is soliciting your proxy for the meeting, and we pay all costs for doing so. We will start mailing the proxy materials on March 30, 2021, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TC Energy employee may also contact you by phone or email to encourage you to vote.
The Board of Directors (Board) has approved the contents of this circular and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government regulatory agencies.
Unless stated otherwise, information in this document is as of March 4, 2021, and all dollar amounts are in Canadian dollars.

In this document,
• you, your and shareholder mean a holder of common shares of TC Energy Corporation,
• we, us, our and TC Energy mean TC Energy Corporation, and
• TC Energy shares and shares mean common shares of TC Energy Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 - 1 Street S.W., Calgary, Alberta T2P 5H1

About shareholder mailings
In March 2020, we asked all registered and beneficial shareholders to advise us in writing if they did not want to receive our Annual reports when they became available.
If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not reply, you will not receive a copy. If you purchased TC Energy shares after March 22, 2021, you also may not receive a copy of our 2020 Annual report. We are using notice and access to deliver the circular and 2020 Annual report.
Our 2020 Annual report is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent: Computershare Trust Company of Canada
	Tel:	1.800.340.5024 (toll-free within North America) 1.514.982.7959 (outside North America)
	Email:	tcenergy@computershare.com
TC Energy Management information circular 2021 | 3

Summary
The following pages are key points of information you will find in this circular. You should read the entire circular before voting.
Voting
You will be asked to vote on four items at the meeting:

Item	Board recommendation	More information (pages)
Elect 13 directors	For	14, 18-31
Appoint KPMG LLP, Chartered Professional Accountants as auditors	For	15
Advisory vote on executive compensation (say on pay)	For	16, 65-70, 79-120
Amend By-law Number 1	For	16-17, Schedule C
Nominated Directors

Name	Occupation	Age	Independent	Director since	% Votes in favour at 2020 AGM	2020 Committees	2020 Board attendance	Number of other public boards
Stéphan Crétier Dubai, UAE	Chairman, President and Chief Executive Officer, GardaWorld Security Corporation	57	Yes	2017	99.87	Audit Human Resources	83%	0
Michael R. Culbert Calgary, AB	Corporate Director	63	Yes	2020	99.91	Audit Health, Safety, Sustainability and Environment	100%	1
Susan C. Jones Calgary, AB	Corporate Director	51	Yes	2020	99.89	Audit (Observer) Health, Safety, Sustainability and Environment	100%	1
Randy Limbacher Houston, TX	Chief Executive Officer, Meridian Energy, LLC	62	Yes	2018	99.61	Audit Health, Safety, Sustainability and Environment	100%	0
John E. Lowe Houston, TX	Senior Executive Advisor, Tudor, Pickering, Holt & Co., LLC	62	Yes	2015	99.27	Audit (Chair) Health, Safety, Sustainability and Environment	100%	2
David MacNaughton Toronto, ON	Corporate Director	72	Yes	2020	99.88	Governance Human Resources	94%	0
François L. Poirier Calgary, AB	President and Chief Executive Officer, TC Energy	54	No	2021	—	—	—	0
Una Power Vancouver, BC	Corporate Director	56	Yes	2019	99.84	Audit Health, Safety, Sustainability and Environment	100%	2
Mary Pat Salomone Naples, FL	Corporate Director	60	Yes	2013	99.40	Governance Health, Safety, Sustainability and Environment (Chair)	100%	2
Indira Samarasekera Vancouver, BC	Senior Advisor, Bennett Jones LLP	68	Yes	2016	99.54	Governance Human Resources	100%	3[1]
D. Michael G. Stewart Calgary, AB	Corporate Director	69	Yes	2006	97.77	Governance (Chair) Human Resources	100%	0
Siim A. Vanaselja Toronto, ON	Corporate Director	64	Yes	2014	95.54	Board Chair Governance Human Resources	95%[2]	3
Thierry Vandal Mamaroneck, NY	President, Axium Infrastructure US, Inc.	60	Yes	2017	99.88	Audit Human Resources (Chair)	100%	1
1 Dr. Samarasekera will retire from her board position with The Bank of Nova Scotia effective April 2021.
2 Mr. Vanaselja attended all Board meetings with the exception of one meeting held on December 18, 2020, in which the sole agenda item related to the renewal of his term as Chair of the Board. He waived notice and did not attend this meeting.
4 | TC Energy Management information circular 2021

Compensation
TC Energy's compensation programs are designed to 'pay for performance' by rewarding employees, including our executives, for delivering results that meet or exceed our corporate objectives and support our overall strategy.
In order to attract, engage and retain high-performing employees, we review our programs each year to ensure we offer compensation that is market competitive. Our target compensation levels are determined with reference to median levels in our peer group. Actual performance that exceeds expectations can result in compensation above market median levels.
Our compensation programs are intended to align the executives' interests with those of our various stakeholders. The Human Resources committee and the Board place a significant emphasis on variable compensation, particularly long-term incentives, when determining the total direct compensation for our executives. Both our executive share unit and stock option plans encourage value creation over the long-term.
Governance
We believe that strong corporate governance improves corporate performance and benefits all stakeholders. Based on the current directorship, our governance highlights are noted below.

Our best practices include:
• benchmarking director and executive compensation against size appropriate peer groups to assess competitiveness and fairness,
• maximums on variable compensation payments,
• share ownership requirements for our directors and executives,
• incentive compensation reimbursement and holdback policy (Clawback policy) and anti-hedging policy, and
• annual say on pay vote, averaging 93 per cent approval for the last three years.

Size of Board	14
Percentage of independent directors	93%
Percentage of women on Board	29%
Board diversity policy	Yes + target of 30% women
Number of board interlocks	1[3]
External board service limits for independent directors	4 public company boards in total
Average director age	62
All committees independent	Yes
Annual director elections	Yes
Individual director elections	Yes
Majority voting policy	Yes
Independent executive compensation consultant	Yes
Clawback policy	Yes
Double-trigger vesting on change of control	Yes
Separate chair and CEO	Yes
Director retirement age/term limit	The earlier of a director turning 73 or attaining 15 years of service
Director share ownership requirements	4x retainer
Executive share ownership requirements	5x (CEO), 3x (executive vice-presidents), 2x (senior vice-presidents), 1x (vice-presidents)
CEO share ownership post-retirement hold period	1 year
In-camera sessions at every Board and committee meeting	Yes
Annual say on pay	Yes
Code of business ethics	Yes
Board, committee and director evaluations annually	Yes
Board orientation and education program	Yes
3 Dr. Samarasekera and Ms. Power both serve on the board of The Bank of Nova Scotia. It has been determined that this interlock will not impair the exercise of their independent judgment. Upon Dr. Samarasekera's retirement from the board of The Bank of Nova Scotia in April 2021, there will be no Board interlocks.
TC Energy Management information circular 2021 | 5

About the shareholder meeting

As a shareholder of record, you are entitled to vote your TC Energy shares at the annual meeting. The meeting will cover six items of business, four of which require your vote, which are discussed in more detail starting on page 14.
In light of the unprecedented impacts of COVID-19 and the paramount need to protect public health, including the health of our shareholders, employees and other stakeholders, TC Energy will be holding the meeting via a virtual-only format, using a live audio webcast available online at https://web.lumiagm.com/483912229, password "tc2021" (case sensitive) and no physical and in person meeting will be held.
TC Energy obtained a court order from the Alberta Court of Queen’s Bench to allow it to hold the annual meeting virtually this year. This court order was deemed necessary due to the pending shareholder ratification at the annual meeting of certain modernizing amendments to TC Energy’s by-laws which, if ratified, will allow TC Energy to hold shareholder meetings virtually without a court order in line with TC Energy's peers.
The next section discusses delivery of the meeting materials, attending and participating in the meeting, the voting process, and submitting questions during the meeting.

	WHERE TO FIND IT

>	About the shareholder meeting	6
>	Delivery of meeting materials	7
>	Attending and participating in the meeting	8
>	Voting	10
	Who can vote	10
	How to vote	11
	Changing your vote	13
	How the votes are counted	13
>	Business of the meeting	14
	Director profiles	19

6 | TC Energy Management information circular 2021

Delivery of meeting materials
We are using notice and access to deliver the circular and 2020 Annual report to both our registered and beneficial shareholders.
This means that TC Energy will post the circular and 2020 Annual report online for our shareholders to access electronically. You will receive a package in the mail with a notice (Notice) explaining how to access and review the circular and/or 2020 Annual report electronically and how to request a paper copy of either at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares.
Notice and access is an environmentally friendly and cost effective way to distribute the circular and the 2020 Annual report because it reduces printing, paper and postage.
The following beneficial shareholders will receive a paper copy of the circular:
•    those who have already provided instructions that they prefer to receive a paper copy,
•    employees of our U.S. affiliate who own TC Energy shares through our U.S. affiliate's 401(k) retirement plans, and
•    those whose brokers receive materials through Computershare.
This circular is available on SEDAR (www.sedar.com) and on our website (www.TCEnergy.com/Notice-And-Access).

How to request a paper copy of the circular
Starting March 30, 2021, shareholders can request a paper copy of the circular and/or 2020 Annual report for up to one year. The circular and/or 2020 Annual report will be sent to you at no charge.
If you would like to receive a paper copy of the circular and/or 2020 Annual report, please follow the instructions provided in the Notice.
Requests by shareholders must be made by 5:00 p.m. Eastern Daylight Time (EDT), Wednesday, April 21, 2021 in order for you to receive a paper copy of the circular and/or 2020 Annual report before the annual meeting on May 7, 2021.
If you request a paper copy of the circular and/or 2020 Annual report you will not receive a new form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders), so you should keep the original form sent to you in order to vote.
If you have questions about notice and access, you can call our Investor Relations line at 403.920.7911 or 1.800.361.6522.

TC Energy Management information circular 2021 | 7

Attending and participating in the meeting
TC Energy is holding its 2021 annual meeting via a virtual-only format using a live audio webcast available online at https://web.lumiagm.com/483912229, password "tc2021" (case sensitive), and no physical and in person meeting will be held.
If you participate in the virtual meeting, it is important that you are connected to the internet at all times during the meeting. It is your responsibility to ensure connectivity for the duration of the virtual meeting. You should allow ample time to log into the virtual meeting and complete the below procedure.
All meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. TC Energy recommends that you log in at least 30-60 minutes before the meeting starts as this will allow you to check compatibility and complete the related procedures required to log in to the meeting.
Additional Information on how to access the online meeting is also available on our website at www.tcenergy.com.
Who can attend the virtual meeting
Registered shareholders and duly appointed proxyholders will be able to attend and ask questions at the virtual meeting.
Registered shareholders and duly appointed proxyholders can also vote in real-time at the virtual meeting by completing a ballot online during the virtual meeting, provided that they complete the instructions outlined in this circular.
Guests and non-registered or beneficial shareholders who have not appointed themselves as a proxyholder will be able to listen to the meeting but will not be able to ask questions or vote.

Attending the meeting as a registered shareholder
If you hold your shares directly and have a share certificate in your name, you may attend the meeting by following the instructions below:
1.Log in online at https://web.lumiagm.com/483912229 using a web browser on a smartphone, tablet or computer.
2.Click "I have a login" and then enter your control number located on the form of proxy or in the email notification you received from Computershare, and password "tc2021" (case sensitive).
Attending the meeting as a non-registered shareholder
If you hold your shares beneficially through a broker, nominee or intermediary, you may attend the meeting by following the instructions below:
1.Appoint yourself or another person attending the meeting as a duly appointed proxyholder, by following the instructions on page 12 of the circular.
2.Visit https://www.computershare.com/TCEnergyAGM to register to attend the meeting. To register, enter your account number located on your voting information form, your name and email address. After the proxy deadline, Computershare will send you or your proxyholder via email a username that will be required to log into the meeting.
3.Log in online at https://web.lumiagm.com/483912229 using a web browser on a smartphone, tablet or computer.
4.Click "I have a login" and then enter the four letter username provided to you or your proxyholder by Computershare, and password "tc2021" (case sensitive).

8 | TC Energy Management information circular 2021

Attending the meeting as a guest
If you are not a registered shareholder or a duly appointed proxyholder or if you are a non-registered shareholder and you have not appointed yourself as a proxyholder, you can still attend the meeting and listen by following the instructions below:
1.Log in online at https://web.lumiagm.com/483912229 using a web browser on a smartphone, tablet or computer.
2.Select "Guest" and complete the information requested in the form.

Submitting questions at the meeting
Following the formal business of the meeting, we will hold a live question and answer session to answer the questions submitted during the meeting. Only the following attendees will be able to submit questions:
•registered shareholders,
•non-registered or beneficial shareholders who have appointed themselves proxyholder as outlined above, and
•other duly appointed proxyholders.
Guests will not be able to submit questions during the meeting.
To ask a question during the live question and answer session, type your question into the chat function. Additional instructions on how to ask questions will be provided during the meeting.
We encourage you to submit your questions in advance of the meeting to Investor Relations by emailing investor_relations@tcenergy.com.
Following the meeting, a webcast in English, including the live question and answer session, will be available for viewing on our website (www.tcenergy.com).

Technical difficulties: If you experience technical difficulties logging into the meeting or during the meeting, please contact 403-920-2050.

TC Energy Management information circular 2021 | 9

Voting
WHO CAN VOTE
Shareholders of record on March 22, 2021 are entitled to receive Notice of our 2021 annual meeting of common shareholders and vote their shares. Our Board set this date to comply with legal requirements and allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.
As of March 4, 2021, we had 978,219,695 common shares outstanding. Each common share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. Subject to our majority voting policy for director elections (see Governance – Governance Philosophy – Majority Voting), a simple majority of votes (50 per cent plus one vote) is required for each item to be approved by shareholders.
As of March 4, 2021, we had the following preferred shares outstanding:

First Preferred Shares	Number of shares outstanding
Series 1	14,577,184
Series 2	7,422,816
Series 3	9,997,177
Series 4	4,002,823
Series 5	12,070,593
Series 6	1,929,407
Series 7	24,000,000
Series 9	18,000,000
Series 11	10,000,000
Series 13	20,000,000
Series 15	40,000,000
The holders of these shares do not have voting rights at the meeting.
Registered shareholders
You are a registered shareholder if you have a share certificate in your name.
We will prepare a list of the registered shareholders as of March 22, 2021, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy of the list at their Calgary office if you want to check it during regular business hours. If you would like to view this list, please call 403.267.6800 to set up an appointment. Computershare is located at Suite 800, 324 8th Avenue S.W., Calgary, Alberta T2P 2Z2.
Non-registered (beneficial) shareholders
You are a non-registered or beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds the shares for you in a nominee account.
Principal shareholders
Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than ten per cent of our outstanding shares.
10 | TC Energy Management information circular 2021

HOW TO VOTE
You have two ways to vote:
•    by proxy, or
•    by virtually attending the meeting and voting.
Voting by proxy
Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).
You must return your signed proxy form in order to vote by proxy.
If you appoint the TC Energy proxyholders and specify your voting instructions, your shares will be voted accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:
•    for the nominated directors listed on the proxy form and in this circular,
•    for the appointment of KPMG LLP, Chartered Professional Accountants (KPMG) as TC Energy’s auditors and authorizing the directors to set their compensation,
•    for our approach to executive compensation, as described in this circular, and
•    for the amendments to By-law Number 1.
If you appoint someone else as your proxyholder, but do not specify how you want to vote your shares, the person can vote as they see fit.
If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit, in each instance, to the extent permitted by law whether the amendment or other matter of business that properly comes before the meeting is routine or contested.
Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice.

You can choose anyone to be your proxyholder – the person does not need to be a TC Energy shareholder or the TC Energy representatives named in the proxy form. You must write the person's name on your proxy form, and return the signed proxy form to Computershare to appoint someone as your proxyholder. In addition, you must also go to https://www.computershare.com/TCEnergyAGM and provide Computershare with the name and email address of your appointee so that Computershare may provide the appointee with a username via email to log into the meeting.
You should tell this person that you have appointed him or her as your proxyholder and that they need to attend the virtual meeting and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.
If you have returned your signed proxy form and you do not appoint anyone to be your proxyholder, Siim A. Vanaselja, Chair of the Board, François L. Poirier, President and Chief Executive Officer or Christine R. Johnston, Vice-President, Law and Corporate Secretary (TC Energy proxyholders) will be appointed to act as your proxyholder to vote or withhold from voting your shares at the meeting according to your instructions.
TC Energy Management information circular 2021 | 11

Registered shareholders
We mail the Notice directly to you, and your package includes a proxy form.
You may request a paper copy of the circular and/or 2020 Annual report by following the instructions in the Notice that was mailed to you.
Appointing a proxyholder
You can appoint the TC Energy proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted for each item of business.
You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.
Take some time to read about the items of business (see pages 14-17), then complete the proxy form mailed to you, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form by 12:00 p.m. EDT on Wednesday, May 5, 2021.
If your package is missing an envelope, use a blank one and address it to:
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
If you want to submit your voting instructions by phone or on the internet, you must do so by 12:00 p.m. EDT on Wednesday, May 5, 2021. See the instructions on your proxy form.
Participating in the meeting and voting
If you want to attend the meeting and vote, do not complete the proxy form. Just log into the virtual meeting using the instructions provided in the section above and vote online at the meeting.
You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting unless you revoke your proxy as described on the next page.

Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TC Energy shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.
The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.
Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form which may require you to take action earlier than the deadline for voting by proxy.
Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (Broadridge). Broadridge, or any other intermediary as applicable, mails the proxy materials and voting instruction form to beneficial shareholders, at our expense.
The voting instruction form will name the same TC Energy representatives listed on page 11 to act as TC Energy proxyholders.
You may request a paper copy of the circular and/or 2020 Annual report by following the instructions in the Notice that was mailed to you.
Participating in the meeting and voting
You can attend the virtual meeting and vote, or you can appoint someone else to attend the meeting and give them your voting instructions by following the directions on pages 8 and 9 of this circular. In order to submit your voting instructions, print your name, or the name of the person you are appointing, in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge (or to your broker, as instructed on your voting instruction form) as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods.
Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.
12 | TC Energy Management information circular 2021

CHANGING YOUR VOTE
Registered shareholders
If you change your mind and want to revoke your proxy, you need to notify us in writing. Sign a written statement (or have your attorney sign a statement with your written authorization) and send it to:
Corporate Secretary
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
We must receive the notice by 12:00 p.m. EDT on Wednesday, May 5, 2021, or the last business day prior to the day the meeting is reconvened if it was adjourned.
If you submitted your voting instructions by phone or on the internet, you can revoke or change your vote by sending your new instructions again, as long as they are received by 12:00 p.m. EDT on Wednesday, May 5, 2021, or the last business day prior to the day the meeting is reconvened if it was adjourned. A vote that is cast with a later date and time will supersede an earlier vote.
Non-registered (beneficial) shareholders
If you change your mind, contact your broker or nominee.

HOW THE VOTES ARE COUNTED
As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:
•    it is required by law,
•    there is a proxy contest, or
•    there are written comments on the proxy form.
TC Energy Management information circular 2021 | 13

Business of the meeting
Our annual meeting will cover six items of business:
FINANCIAL STATEMENTS – see our 2020 Annual report (available at www.tcenergy.com). We will place before shareholders at the meeting our consolidated financial statements for the year ended December 31, 2020, and the auditors’ report. These documents have been filed with the appropriate government regulatory agencies and are included in our 2020 Annual report. We deliver the Annual report using notice and access (see page 7). We mail you a paper copy of the Annual report if you have provided instructions that you prefer to receive a paper copy, or you may request a paper copy as described in the Notice (see page 7). Our 2020 Annual report is also available in English and French on our website (www.tcenergy.com), or you can request a copy from our Corporate Secretary or Investor Relations.

About quorum
We must have a quorum for the meeting to proceed.
Quorum constitutes two people present at the meeting who are entitled to vote at the meeting and represent at least 25 per cent of the issued and outstanding TC Energy common shares. The two people are entitled to vote in their own right, by proxy or as a duly authorized representative of a shareholder.

DIRECTORS – see page 18
You will vote on electing 13 directors to the Board. The nominated director profiles starting on page 19 give important information about each nominated director, including his or her background, experience and memberships on other public company boards he or she serves on. All of the nominated directors currently serve on our Board, and we have included in their profiles their 2020 attendance, the value of TC Energy shares or Deferred Share Units (DSUs) they currently hold (their at-risk investment) and their election results from the 2020 annual meeting. You can find more information about their at-risk investment on pages 76 and 77.

All directors are elected for a one-year term.

1.	Stéphan Crétier	6.	David MacNaughton	11.	D. Michael G. Stewart
2.	Michael R. Culbert	7.	François L. Poirier	12.	Siim A. Vanaselja
3.	Susan C. Jones	8.	Una Power	13.	Thierry Vandal
4.	Randy Limbacher	9.	Mary Pat Salomone
5.	John E. Lowe	10.	Indira Samarasekera
The Board recommends you vote for the nominated directors:
RESOLVE to elect the directors listed in TC Energy’s circular dated March 4, 2021 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.
14 | TC Energy Management information circular 2021

AUDITORS
You will vote on appointing the auditors. The auditors will hold office until the close of our next annual meeting of shareholders.
The Board recommends that KPMG be appointed as auditors. Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.
KPMG has been our external auditors since 1956, and have confirmed they are independent with respect to TC Energy within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legal requirements and also that they are independent accountants with respect to TC Energy under all relevant U.S. professional and regulatory standards.
The table below shows the services KPMG provided during the last two fiscal years and the fees they invoiced us:

($ millions)	2020	2019
Audit fees	12.8	12.4
•audit of the annual consolidated financial statements
•services related to statutory and regulatory filings or engagements
•review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit-related fees	0.2	0.3
•French translation services
•services related to the audit of the financial statements of TC Energy pipeline abandonment trusts and certain post-retirement plans
Tax fees	1.1	1.9
•Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	—	—
Total fees	14.1	14.6
You will also vote on authorizing the directors to fix the auditors’ remuneration.
The Board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders and authorizing the directors to fix their remuneration:
RESOLVE to appoint KPMG as auditors of TC Energy until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.
TC Energy Management information circular 2021 | 15

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION
You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.
While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
Since 2010, we have held annual say on pay votes at our annual shareholder meetings. Over the last three years, these advisory votes were approved by 94.02 per cent in 2018, 88.92 per cent in 2019 and 94.96 per cent in 2020. The voting results confirm that a significant majority of shareholders have accepted our approach to executive compensation.
The Board recommends you vote for our approach to executive compensation:
RESOLVE on an advisory basis, without diminishing the role and responsibilities of TC Energy's Board, that the shareholders accept the approach to executive compensation disclosed in TC Energy’s circular dated March 4, 2021.
AMENDMENTS TO BY‑LAW NUMBER 1
On February 17, 2021, the Board adopted amendments to By‑law Number 1 (By‑law Amendments). You will vote on these amendments.
The By‑law Amendments:
•allow for TC Energy to hold virtual shareholder meetings without requiring a court order as was obtained by TC Energy this year,
•remove maximum notice periods contained in TC Energy's advance notice provisions to align with current guidance provided by Institutional Shareholder Services (ISS),
•make other minor modernizing changes to the language of By-law Number 1, including to:
•permit TC Energy's Chief Executive Officer to designate any divisional or business unit officer or employee to solely execute instruments on behalf of such division or business unit,
•align the signatories required for the appointment of power of attorneys outside Canada with those required under the general execution of instruments set forth in By-law Number 1, and
•permit the Board to appoint the Chief Financial Officer and/or Treasurer to authorize the banks with which TC Energy may conduct business.
The Board believes that the By‑law Amendments provide updates that are in accordance with evolving corporate governance practices and also facilitate orderly and efficient shareholder meetings. In particular, the change to our by-laws to permit virtual shareholder meetings aligns our by-laws with the majority of our peers and also reflects the current growing market trend. In recent years, there has been a marked increase in the number of shareholder meetings in the U.S. and Canada that have been held in an virtual-only format. The By-law Amendments do not preclude TC Energy from holding in person meetings in the future.
In addition, the ability to hold virtual shareholder meetings is of significant importance in the short and medium term given the current COVID-19 pandemic and the ongoing uncertainty as to when related public health restrictions on public gatherings will be lifted. This makes it critical that TC Energy have the option to hold shareholder meetings virtually, without having to obtain a court order, in order to comply with continuously changing health directives and to protect public health.
16 | TC Energy Management information circular 2021

TC Energy is committed to providing shareholders with a meaningful opportunity to participate in virtual meetings as fully as possible. Accordingly, shareholders who attend online will have the opportunity to participate, ask questions and vote in real-time.
For any virtual shareholder meetings that TC Energy holds in the future in compliance with the By-law Amendments, TC Energy is committed to ensuring that the procedure and requirements to participate in such a virtual meeting will be disclosed in the applicable materials for such meeting and that there will be a formal process in place for shareholders to submit questions, which will be answered in a format that is accessible to all shareholders.
Current guidance from leading proxy advisory firms does not support by-laws that include a maximum threshold date for shareholder notice in advance notice provisions. In compliance with this guidance, TC Energy has removed such language from By-law Number 1.
The other modernizing changes proposed to TC Energy's By-law Number 1 are important changes to reflect TC Energy's growth in size and complexity. Prior to the By-law Amendments, TC Energy required two authorized signatories to execute contracts, documents or other instruments, only the CEO together with one executive or senior vice-president were permitted to execute powers of attorneys outside of Canada and only the Board was authorized to approve the banks with which TC Energy conducted business. As TC Energy has grown, each of these processes have created unnecessary inefficiencies and burdens on the business.
The By‑law Amendments are effective until confirmed, confirmed as amended or rejected by shareholders at the meeting. If confirmed, the By‑law Amendments will continue in effect. If rejected, the By‑law Amendments cease to be effective on the date rejected by the shareholders.
The full text of By-law Number 1, as amended as described above, is attached at Schedule C, and is also on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
The Board recommends you vote to confirm our amended By-law Number 1:
RESOLVE that:
1) TC Energy’s amended By‑law Number 1, in the form adopted by the Board of Directors of TC Energy on February 17, 2021 and attached as Schedule C, be and is hereby confirmed as by‑laws of the Corporation.
2) Any one of the officers or directors of TC Energy is hereby authorized for and on behalf of TC Energy to prepare, execute and deliver any and all other documents and instruments and to take all such other action as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.
OTHER BUSINESS
We did not receive any shareholder proposals for the meeting. The Board and management are not aware of any other items to be properly brought before the meeting.
TC Energy Management information circular 2021 | 17

THE NOMINATED DIRECTORS

Our articles currently state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 13 directors will be elected this year.
The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

Each nominated director has expressed his or her willingness to serve on our Board until our next annual meeting of shareholders.
If elected, they will also serve on the Board of TransCanada PipeLines Limited (TCPL), our main operating subsidiary.

Twelve of the 13 nominated directors (92 per cent) are independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy and the applicable rules of the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). The only exception is Mr. Poirier because of his role as President and CEO.
The profiles on the following pages show each director’s holdings in TC Energy shares at February 27, 2020 and as of the date of this circular. DSUs are calculated on the basis of retainer fees paid in 2020 and dividend equivalents credited up to January 31, 2020 and January 29, 2021. The profiles also indicate the year he or she joined the Board and has continually served as a director of TC Energy.
All of the nominated directors are Canadian residents except for Mr. Limbacher, Mr. Lowe, Ms. Salomone and Mr. Vandal who are U.S. residents, and Mr. Crétier, who is a resident of the United Arab Emirates. Mr. Crétier and Mr. Vandal also hold Canadian citizenship.
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders.
As of the date of this circular, all of our directors are in compliance with our director share ownership policy or are not yet required to meet the requirements given the length of their tenure on the Board (see page 72 for more information). Mr. Poirier has until the end of 2026 to meet the share ownership requirements for the CEO.
The at-risk investment reflects the total market value of the director’s TC Energy shares and DSUs based on the closing share price on the TSX of $56.10 on March 4, 2021. See At-risk investment on pages 76 and 77 for more information.

18 | TC Energy Management information circular 2021

Stéphan Crétier AGE 57, DUBAI, UNITED ARAB EMIRATES | DIRECTOR SINCE 2017

Mr. Crétier is the Chairman, President and Chief Executive Officer of GardaWorld Security Corporation (GardaWorld) (private security services). He is also a director of a number of GardaWorld’s direct and indirect subsidiaries.
Mr. Crétier has previously served as a director of ORTHOsoft Inc. (formerly ORTHOsoft Holdings Inc.) (medical software technology) from August 2004 to November 2004, a director of BioEnvelop Technologies Corp. (manufacturing) from 2001 to 2003 and as a director, President and Chief Executive Officer of Rafale Capital Corp. (manufacturing) from 1999 to 2001. He plays an active role as a board member of several organizations, including the Montréal Economic Institute (a leading free market think tank) and the Ligue Internationale des Sociétés de Surveillance. He also serves on the Board of Trustees of the Hirshhorn Museum, a Smithsonian Institution in Washington, D.C.
In 2007, Mr. Crétier was honoured by the Canadian Cancer Society for his exceptional contribution to its mission and in 1998 he was named Young Entrepreneur of the Year by the Québec Young Chamber of Commerce.
Mr. Crétier holds a Master of Business Administration degree from the University of California (Pacific).

Independent
Skills and experience
•CEO
•Mergers & acquisitions
•Operations/health, safety & environment
•Risk management
•Strategy & leading growth
At-risk investment
$2,635,410
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
11/13 meetings
(85%)
•Audit committee
4/5 meetings
(80%)
•Health, Safety, Sustainability & Environment committee
2/3 meetings
(67%)
•Human Resources committee
3/3 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	610,290,196 (99.87%)		771,712 (0.13%)
2019	598,634,895 (99.77%)		1,365,426 (0.23%)
2018	556,188,656 (99.82%)		1,023,983 (0.18%)
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	27,271	27,271	Yes
DSUs	19,706	12,609

TC Energy Management information circular 2021 | 19

Michael R. Culbert AGE 63, CALGARY, AB, CANADA | DIRECTOR SINCE 2020

Mr. Culbert is a corporate director. He is currently a director of Precision Drilling Corporation (oil and gas services) where he has been a director since December 2017.
From 2014 to 2020, Mr. Culbert was a director of Enerplus Corporation (oil and gas, exploration and production) and from 2016 to 2020 was a director and Vice Chair of PETRONAS Canada Ltd. (oil an gas, exploration and production). He has also previously served as a director and President of Pacific NorthWest LNG LP (natural gas services) (2013 to 2017). He is a former co-founder, director, President and Chief Executive Officer of Progress Energy Ltd. (oil and gas, exploration and production) from 2004 to 2016 and, prior to that, he was the Vice-President, Marketing and Business Development from 2001 to 2004. He has also held positions as a Vice President of Marketing and Business Development with Encal Energy (oil and gas, exploration and production) (1995 to 2001) and as a Director of Marketing and other executive management positions with Home Oil Company (oil and gas, exploration and production) and its successor companies (1980 to 1995).
Mr. Culbert is a patron of the Shaw Charity Classic, which since its inception in 2013 has successfully raised over $48 million for over 200 children and youth charities in Alberta. He is also a founding member of the Creative Destruction Lab Energy stream at the University of Calgary Haskayne School of Business.
In 2019, Mr. Culbert was awarded the 2019 Distinguished Business Leader - Recognizing Ethical Leadership from the University of Calgary Haskayne School of Business and the Calgary Chamber of Commerce.
Mr. Culbert holds a Bachelor of Science Business Administration Degree from Emmanuel College in Boston, Massachusetts.

Independent
Skills and experience
•Capital Markets
•CEO
•Mergers & Acquisitions
•Strategy & leading growth
•Upstream oil & gas
At-risk investment
$498,336
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
11/11 meetings
(100%)
•Audit committee
3/3 meetings
(100%)
•Health, Safety, Sustainability & Environment committee
2/2 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	610,502,199 (99.91%)		559,709 (0.09%)
2019	—		—
2018	—		—
Other public company boards and date	Stock exchange		Board committees
Precision Drilling Corporation (oil and gas services) (since December 2017)	TSX, NYSE		Audit Human Resources and Compensation
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	5,500	5,500	Mr. Culbert has until May 1, 2025 to meet the requirements.
DSUs	3,383	—

20 | TC Energy Management information circular 2021

Susan C. Jones AGE 51, CALGARY, AB, CANADA | DIRECTOR SINCE 2020

Ms. Jones is a corporate director. She is currently a director of Seven Generations Energy Ltd. (oil and gas, exploration and production) where she has been a director since May 2020.
Ms. Jones retired from her executive leadership role at Nutrien Ltd. (Nutrien) (agriculture) at the end of 2019 after 15 years with the company. Ms. Jones’ most recent roles were the Executive Vice President and Chief Executive Officer of the Potash Business Unit of Nutrien Ltd. from June 2018 to September 2019, and the Executive Advisor to the Chief Executive Officer of Nutrien Ltd. from October 2019 to December 2019. While at Nutrien Ltd., she held a variety of roles between September 2004 to December 2017, including: Executive Vice-President and President of the Phosphate Business Unit; Chief Legal Officer; Business Development and Strategy; Managing Director of the European Distribution Business; and Vice-President of Wholesale Sales, Marketing and Logistics.
Ms. Jones served on the board of directors of Gibson Energy Inc. (mid-stream oil-focused infrastructure) from December 2018 until February 2020. Ms. Jones also served on the board of directors of Canpotex Limited (Canadian exporter of potash) from June 2018 to December 2019, where she also served as Chair of the board of directors from June 2019 to December 2019.
Ms. Jones was named the Osler Purdy Crawford Deal Maker of the Year 2017 at the Canadian General Counsel Awards for her role in the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. She has served on the United Way and the Canadian Bar Association.
Ms. Jones holds a Bachelor of Arts degree in Political Science and Hispanic Studies from the University of Victoria as well as a Bachelor of Laws degree from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University.

Independent
Skills and experience
•Governance
•Government & regulatory
•Human resources & compensation
•Operations/health, safety & environment
•Strategy & leading growth
At-risk investment
$614,632
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
11/11 meetings
(100%)
•Audit committee (observer)
3/3 meetings
(100%)
•Health, Safety, Sustainability & Environment committee
2/2 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	610,393,845 (99.89%)		668,063 (0.11%)
2019	—		—
2018	—		—
Other public company boards and date	Stock exchange		Board committees
Seven Generations Energy Ltd. (oil and gas, exploration and production) (since May 2020)	TSX		Audit and Finance HSE & Community Engagement
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	6,666	6,666	Ms. Jones has until May 1, 2025 to meet the requirements.
DSUs	4,290	—

TC Energy Management information circular 2021 | 21

Randy Limbacher AGE 62, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2018

Mr. Limbacher is the Chief Executive Officer of Meridian Energy, LLC (oil and gas, exploration and production advisory firm) from June 2017.
Mr. Limbacher was the Executive Vice-President of Strategy of Alta Mesa Resources, Inc. (Alta Mesa) (oil and gas, exploration and production) from September 2019 to May 2020. He served on the board of directors for CARBO Ceramics Inc. (CARBO) (manufacturing) from July 2007 to July 2020.
Mr. Limbacher was the President and Chief Executive Officer of Samson Resources Corporation (Samson) (oil and gas, exploration and production) from April 2013 to December 2015, and then served as Vice-Chairman until March 2017. He has also served as Chairman, President and Chief Executive Officer of Rosetta Resources, Inc. (oil and gas) from November 2007 to February 2013.
Prior to that, Mr. Limbacher held the position of Executive Vice-President, Western Hemisphere for ConocoPhillips Co. (oil and gas) from 2006 to 2007. He has also spent over 20 years with Burlington Resources, Inc. (oil and gas) where he served as Executive Vice-President and Chief Operating Officer from 2002 until it was acquired by ConocoPhillips Co. in 2006. He was elected to the board of directors of Burlington Resources from 2004 to 2006.
Mr. Limbacher holds a Bachelor of Science degree from Louisiana State University. He is a general partner of R&C Hidden Springs Ranch Ltd. (farm management services) and is a member of the Society of Petroleum Engineers.

Independent
Skills and experience
•CEO
•Operations/health, safety & environment
•Risk management
•Strategy & leading growth
•Upstream oil & gas
At-risk investment
$1,034,260
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
13/13 meetings
(100%)
•Audit committee
5/5 meetings
(100%)
•Health, Safety, Sustainability & Environment committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	608,696,311 (99.61%)		2,365,597 (0.39%)
2019	598,109,048 (99.69%)		1,877,531 (0.31%)
2018	—		—
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	10,000	—	Mr. Limbacher has until June 13, 2023 to meet the requirements.
DSUs	8,436	4,500

In September 2019, Alta Mesa and six affiliated debtors each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. In conjunction with the bankruptcy, Alta Mesa was subsequently delisted from the NASDAQ in September 2019. Mr. Limbacher was Interim President of Alta Mesa from January to September 2019 and was Executive Vice-President of Strategy from September 2019 to May 2020.
In March 2020, CARBO filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. As part of the process, CARBO entered into an agreement with Wilks Brothers, LLC and Equify Financial, LLC under which Wilks Brothers acquired CARBO through a debt-for-equity exchange in July 2020. Mr. Limbacher was a director of CARBO from July 2007 to July 2020.
Samson filed a plan of reorganization in Delaware Bankruptcy Court in September 2015. Mr. Limbacher was the Chief Executive Officer of Samson from 2013 through 2015 and remained a director of Samson until it emerged from bankruptcy in March 2017.

22 | TC Energy Management information circular 2021

John E. Lowe AGE 62, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2015

Mr. Lowe is a corporate director. He is the non-executive Chair of Apache Corporation’s (oil and gas) board of directors. He also currently serves on the board of directors for Phillips 66 Company (oil and gas) and has been a Senior Executive Adviser at Tudor, Pickering, Holt & Co. LLC (energy investment and merchant banking) since September 2012.
Mr. Lowe has previously served as a director of Agrium Inc. (agricultural) from May 2010 to August 2015, DCP Midstream LLC (oil and gas, exploration and production) and its wholly-owned subsidiary, DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP, from October 2008 to April 2012 and Chevron Phillips Chemical Co. LLC (oil and gas refining) from October 2008 to January 2011. He also held various executive and management positions with ConocoPhillips Co.(oil and gas) for more than 25 years, including Assistant to the Chief Executive Officer of ConocoPhillips Co., Executive Vice-President of Exploration & Production and Executive Vice-President of Commercial.
Mr. Lowe is on the Board of Advisors of the Kelce College of Business at Pittsburg State University. He has also previously served on the Texas Children’s Hospital West Campus Advisory Council and is a former director of the National Association of Manufacturers.
Mr. Lowe holds a Bachelor of Science degree in Finance and Accounting from Pittsburg State University in Pittsburg, Kansas and is a Certified Public Accountant (inactive).

Independent
Skills and experience
•Accounting/audit
•Capital markets
•Energy, midstream & transportation
•Mergers & acquisitions
•Upstream oil & gas
At-risk investment
$2,677,373
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
13/13 meetings
(100%)
•Audit committee (Chair)
5/5 meetings
(100%)
•Health, Safety, Sustainability & Environment committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	606,575,790 (99.27%)		4,486,118 (0.73%)
2019	596,309,489 (99.38%)		3,690,612 (0.62%)
2018	554,450,991 (99.50%)		2,767,011 (0.50%)
Other public company boards and date	Stock exchange		Board committees
Apache Corporation (oil and gas) (since July 2013)	NYSE		Non-executive Chairman of the board of directors
Phillips 66 Company (oil and gas) (since May 2012)	NYSE		Audit and Finance (Chair) Nominating and Governance Public Policy and Executive
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	25,000	20,000	Yes
DSUs	22,725	18,015

TC Energy Management information circular 2021 | 23

David MacNaughton AGE 72, TORONTO, ON, CANADA | DIRECTOR SINCE 2020

Mr. MacNaughton is the President of Palantir Canada, a subsidiary of Palantir Technologies, Inc. (data integration and analytics software) since September 2019.
Mr. MacNaughton has held various positions with both the federal and provincial levels of government, including serving as Canada’s Ambassador to the United States from March 2016 to August 2019. He also served as Principal Secretary to the Premier of Ontario from 2003 to 2005.
Previously, he was Chairman of the board of directors of StrategyCorp Inc. (public affairs consulting) from June 2005 to March 2016. He was also the Chairman of Aereus Technologies Inc. (manufacturing) from 2014 to 2016. He has served on the boards of the North York General Hospital, the Stratford Festival, the National Ski Academy, TV Ontario, the Toronto French School and the Toronto International Film Festival.
Mr. MacNaughton holds a Bachelor of Arts degree from the University of New Brunswick.

Independent
Skills and experience
•Capital markets
•Governance
•Government & regulatory
•Mergers & acquisitions
•Strategy & leading growth
At-risk investment
$138,848
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
10/11 meetings
(91%)
•Governance committee
2/2 meetings
(100%)
•Human Resources committee
3/3 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	610,358,156 (99.88%)		703,752 (0.12%)
2019	—		—
2018	—		—
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	—	—	Mr. MacNaughton has until May 1, 2025 to meet the requirements.
DSUs	2,475	—

24 | TC Energy Management information circular 2021

François L. Poirier AGE 54, CALGARY, AB, CANADA | CHIEF EXECUTIVE OFFICER | DIRECTOR SINCE 2021

Mr. Poirier has been President and Chief Executive Officer of TC Energy since January 2021.
His previous role was Chief Operating Officer and President, Power & Storage of TC Energy. He was responsible for successfully executing the acquisition of the Columbia Pipeline Group in 2016. Mr. Poirier held other roles which included leading TC Energy's Mexico business unit, risk management, strategy and corporate development efforts. Mr. Poirier joined TC Energy in 2014 as President, Energy East Pipeline.
Before joining TC Energy, Mr. Poirier spent 25 years in investment banking, consulting and as a corporate director. He was President and Head, Investment Banking and Capital Markets, for Wells Fargo Securities Canada, Ltd. Prior to that, he was Group Head, Power and Pipelines Investment Banking, at J.P. Morgan Securities in New York.
From 2007 to 2011, Mr. Poirier served as an independent director of Capital Power Income LP. His community involvement has included serving as Chair of the North York Harvest Food Bank.
Mr. Poirier holds a Master of Business Administration from the Schulich School of Business at York University and he graduated Magna Cum Laude with a Bachelor of Operations Research degree from the University of Ottawa.

Not Independent
(President and Chief Executive Officer of TC Energy)
Skills and experience
•Capital markets
•CEO
•Energy, midstream & transportation
•Mergers & acquisitions
•Strategy & leading growth
At-risk investment
$3,784,843

Annual meeting voting results	Votes in favour		Votes withheld
2020	—		—
2019	—		—
2018	—		—
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	67,466	—	Mr. Poirier has until the end of 2026 to meet the requirements.
DSUs	—	—

TC Energy Management information circular 2021 | 25

Una Power AGE 56, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2019

Ms. Power is a corporate director and currently serves on the board of directors of The Bank of Nova Scotia (chartered bank) and Teck Resources Limited (diversified mining company). She previously served as a director of Kinross Gold Corporation (gold producer) from April 2013 to May 2019.
Ms. Power was the Chief Financial Officer of Nexen Energy ULC (Nexen) from February 2013 to March 2016, a former publicly traded energy company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24-year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment.
Ms. Power holds a Bachelor of Commerce (Honours) degree from Memorial University and holds Chartered Professional Accountant, Chartered Accountant and Chartered Financial Analyst designations. She has completed executive development programs at Wharton Business School and INSEAD.

Independent
Skills and experience
•Accounting/audit
•Capital markets
•Mergers & acquisitions
•Operations/health, safety & environment
•Upstream oil & gas
At-risk investment
$591,294
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
13/13 meetings
(100%)
•Audit committee
5/5 meetings
(100%)
•Health, Safety, Sustainability & Environment committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	610,109,928 (99.84%)		951,980 (0.16%)
2019	598,076,424 (99.68%)		1,923,677 (0.32%)
2018	—		—
Other public company boards and date	Stock exchange		Board committees
The Bank of Nova Scotia (chartered bank) (since April 2016)	TSX, NYSE		Audit and Conduct Review (Chair) Human Resources
Teck Resources Limited (diversified mining company) (since April 2017)	TSX, NYSE		Audit (Chair) Compensation & Talent Corporate Governance & Nominating
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	1,560	—	Ms. Power has until May 3, 2024 to meet the requirements.
DSUs	8,980	2,430

26 | TC Energy Management information circular 2021

Mary Pat Salomone AGE 60, NAPLES, FL, U.S.A. | DIRECTOR SINCE 2013

Ms. Salomone is a corporate director. She currently serves on the board of directors of Herc Rentals (rental equipment) and Intertape Polymer Group (manufacturing). Ms. Salomone was Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (energy infrastructure) from January 2010 to June 30, 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007. Ms. Salomone served as a trustee of the Youngstown State University Foundation from 2013 through 2019.
Ms. Salomone previously served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor’s Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of directors of Cleveland’s Manufacturing Advocacy & Growth Network.
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Independent
Skills and experience
•Electric power
•Governance
•Human resources & compensation
•Major projects
•Operations/health, safety & environment
At-risk investment
$1,706,001
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
13/13 meetings
(100%)
•Governance committee
4/4 meetings
(100%)
•Health, Safety, Sustainability & Environment committee (Chair)
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	607,388,025 (99.40%)		3,673,883 (0.60%)
2019	598,073,376 (99.68%)		1,926,945 (0.32%)
2018	555,059,177 (99.61%)		2,158,825 (0.39%)
Other public company boards and date	Stock exchange		Board committees
Herc Rentals (rental equipment) (since July 2016)	NYSE		Audit Finance
Intertape Polymer Group (manufacturing) (since November 2015)	TSX		Audit ESG (Chair)
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	3,500	3,000	Yes
DSUs	26,910	21,972

TC Energy Management information circular 2021 | 27

Indira V. Samarasekera AGE 68, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2016

Dr. Samarasekera is currently a senior advisor for Bennett Jones LLP (law firm) from September 2015 and serves on the boards of The Bank of Nova Scotia (chartered bank) from May 2008, Magna International Inc. (manufacturing, auto parts) from May 2014 and Stelco Holdings Inc. (manufacturing) from May 2018. She will retire from her board position with The Bank of Nova Scotia effective April 2021. Dr. Samarasekera also currently serves on the selection panel for Canada’s outstanding chief executive officer of the year, is a member of the TriLateral Commission and is a Fellow of the Royal Society of Canada.
Dr. Samarasekera is internationally recognized as one of Canada’s leading metallurgical engineers for her groundbreaking work on steel process engineering and she was the first incumbent of the Dofasco Chair in Advanced Steel Processing at the University of British Columbia. From 2005 to 2015, she served as President of the University of Alberta. Prior to that, she was elected to the National Academy of Engineering in the U.S. She has also served as the chair of the Worldwide Universities Network and has served on several boards and committees including the Asia-Pacific Foundation, the Rideau Hall Foundation, the Prime Minister’s Advisory Committee for Renewal of the Public Service, a Presidential Visiting Committee at the Massachusetts Institute of Technology and Canada’s Science, Technology, Innovation Council.
Dr. Samarasekera has received honorary degrees from the Universities of Alberta, British Columbia, Toronto, Waterloo, Montréal, Western and Queen's in Canada, and Queen’s University in Belfast, Northern Ireland, U.K. She received the Peter Lougheed Leadership Award from the Public Policy Forum in Canada in 2012 and was awarded the Order of Canada in 2002. Dr. Samarasekera was also granted a PhD in metallurgical engineering from the University of British Columbia in 1980 and, as a Hays Fulbright Scholar, she earned a Master of Science from the University of California in 1976.

Independent
Skills and experience
•CEO
•Governance
•Government & regulatory
•Human resources & compensation
•Strategy & leading growth
At-risk investment
$1,327,943
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
13/13 meetings
(100%)
•Audit committee
2/2 meetings
(100%)
•Governance committee
2/2 meetings
(100%)
•Human Resources committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	608,226,647 (99.54%)		2,834,982 (0.46%)
2019	570,306,476 (95.05%)		29,693,868 (4.95%)
2018	555,355,807 (99.67%)		1,860,882 (0.33%)
Other public company boards and date	Stock exchange		Board committees
The Bank of Nova Scotia (chartered bank) (May 2008 to April 2021)	TSX, NYSE		Corporate Governance Human Resources
Magna International Inc. (manufacturing, automotive parts) (since May 2014)	TSX, NYSE		Corporate Governance, Compensation and Nominating (Chair)
Stelco Holdings Inc. (manufacturing) (since May 2018)	TSX		Environment, Health & Safety (Chair)
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	—	—	Yes
DSUs	23,671	16,325

28 | TC Energy Management information circular 2021

D. Michael G. Stewart AGE 69, CALGARY, AB, CANADA | DIRECTOR SINCE 2006

Mr. Stewart is a corporate director. He was a director of Pengrowth Energy Corporation (oil and gas, exploration and production) from December 2010 to January 2020, CES Energy Solutions Corp. (oilfield services) from January 2010 to June 2019, Northpoint Resources Ltd. (oil and gas, exploration and production) from July 2013 to February 2015, C&C Energia Ltd. (oil and gas) from May 2010 to December 2012, Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010, Pengrowth Corporation (administrator of Pengrowth Energy Trust) (oil and gas) from October 2006 to December 2010, Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) (energy services) from January 2006 to December 2009, Chairman and trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006 and Creststreet Power & Income General Partner Limited (general partner of Creststreet Power & Income Fund L.P.) (power) from December 2003 to February 2006.
Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (energy infrastructure) from September 1993 to March 2002, including Executive Vice-President, Business Development.
He has been active in the Canadian energy industry for over 40 years, and is a member of the Institute of Corporate Directors and the Association of Professional Engineers and Geoscientists of Alberta (non-practicing).
Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen’s University.

Independent
Skills and experience
•Energy, midstream & transportation
•Major projects
•Operations/health, safety & environment
•Risk management
•Upstream oil & gas
At-risk investment
$3,837,464
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
13/13 meetings
(100%)
•Governance committee (Chair)
4/4 meetings
(100%)
•Human Resources
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	597,436,631 (97.77%)		13,625,278 (2.23%)
2019	592,814,246 (98.80%)		7,186,075 (1.20%)
2018	556,082,270 (99.80%)		1,135,731 (0.20%)
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	20,057	19,067	Yes
DSUs	48,347	42,247

TC Energy Management information circular 2021 | 29

Siim A. Vanaselja AGE 64, TORONTO, ON, CANADA | BOARD CHAIR | DIRECTOR SINCE 2014

Mr. Vanaselja is a corporate director. He is currently the Chair of the Board. He also serves on the board of directors of Great-West Lifeco Inc. (financial services) from May 2014, Power Corporation of Canada (financial services) from May 2020 and RioCan Real Estate Investment Trust (real estate) from May 2017.
Mr. Vanaselja was the Executive Vice-President and Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) from January 2001 to June 2015. Prior to joining BCE Inc., he was a partner at the accounting firm KPMG Canada in Toronto.
Mr. Vanaselja previously served as a member of the Conference Board of Canada’s National Council of Financial Executives, the Corporate Executive Board’s working council for Chief Financial Officers and Moody’s Council of Chief Financial Officers. During the period of the 2008 global financial crisis, he was a member of the Minister of Finance’s Special Advisory Committee to address the continued functioning of financial and credit markets in Canada.
He is a member of the Institute of Corporate Directors and a fellow of the Chartered Professional Accountants of Ontario. He holds an Honours Bachelor of Business degree from the Schulich School of Business. His community involvement has included work with Big Brothers Big Sisters of Toronto, St. Mary’s Hospital, the Heart and Stroke Foundation of Québec and the annual Walk for Kids Help Phone.

Independent
Skills and experience
•Accounting/audit
•Capital markets
•Mergers & acquisitions
•Risk management
•Strategy & leading growth
At-risk investment
$3,747,312
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors (Chair)
12/13 meetings
(92%)[1]
•Governance committee
4/4 meetings
(100%)
•Human Resources committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	583,806,323 (95.54%)		27,255,585 (4.46%)
2019	530,911,086 (88.49%)		69,089,235 (11.51%)
2018	554,477,504 (99.51%)		2,740,498 (0.49%)
Other public company boards and date	Stock exchange		Board committees
Great-West Lifeco Inc. (financial services) (since May 2014)	TSX		Audit (Chair) Risk
Power Corporation of Canada (financial services) (since May 2020)	TSX		Audit (Chair)
RioCan Real Estate Investment Trust (real estate) (since May 2017)	TSX		Audit (Chair) Human Resources & Compensation
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	12,000	12,000	Yes
DSUs	54,797	40,407

1 Mr. Vanaselja attended all Board meetings with the exception of one meeting held on December 18, 2020, in which the sole agenda item related to the renewal of his term as Chair of the Board. He waived notice and did not attend this meeting.

30 | TC Energy Management information circular 2021

Thierry Vandal AGE 60, MAMARONECK, NY, U.S.A | DIRECTOR SINCE 2017

Mr. Vandal is the President of Axium Infrastructure U.S., Inc. (independent infrastructure fund management firm) and currently serves on the board of directors for Axium Infrastructure Inc. (infrastructure fund management) and The Royal Bank of Canada (chartered bank). He also serves on the international advisory boards of École des Hautes Etudes Commerciales (HEC) Montréal and McGill University.
Mr. Vandal previously served as President and Chief Executive Officer for Hydro-Québec (electric utility) from 2005 to May 2015. He has also served as a director for HEC Montréal from 2006 to October 2017, director for Veresen Inc. (energy infrastructure) from 2015 to July 2017, Chairman of BioFuelNet Canada (biofuels industry) from 2013 to 2015, Chairman of the Conference Board of Canada from 2009 to 2010 and was a McGill University Governor from 2006 to 2017 as well as Chair of its Finance Committee from 2010 to 2017.
Mr. Vandal holds a Bachelor of Engineering degree from École Polytechnique de Montréal and a Master of Business Administration in finance from HEC Montréal. In 2012, he was named Canadian Energy Person of the Year by the Canadian Energy Council. He was also awarded an honorary doctorate by the Université de Montréal in 2007.

Independent
Skills and experience
•CEO
•Electric power
•Energy, midstream & transportation
•Government & regulatory
•Major projects
At-risk investment
$1,130,920
TC Energy
Board/committees
2020 meeting attendance
•Board of Directors
13/13 meetings
(100%)
•Audit committee
5/5 meetings
(100%)
•Health, Safety, Sustainability & Environment committee
2/2 meetings
(100%)
•Human Resources committee (Chair)
4/4 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2020	610,317,180 (99.88%)		744,728 (0.12%)
2019	598,682,200 (99.78%)		1,317,939 (0.22%)
2018	556,161,094 (99.81%)		1,056,908 (0.19%)
Other public company boards and date	Stock exchange		Board committees
The Royal Bank of Canada (chartered bank) (since August 2015)	TSX, NYSE		Human Resources (Chair) Risk
TC Energy securities held	2021	2020	Meets share ownership requirements
Shares	269	269	Yes
DSUs	19,890	12,436

TC Energy Management information circular 2021 | 31

SERVING TOGETHER ON OTHER BOARDS
While the Board does not prohibit directors having common membership on other boards, the Board reviews potential common membership on other boards as they arise to determine whether it affects the ability of those directors to exercise independent judgment as members of TC Energy's Board.
Currently, there is one board interlock, as Ms. Power and Dr. Samarasekera are both directors of The Bank of Nova Scotia. The Board has determined that this will not affect the ability of either Ms. Power or Dr. Samarasekera to exercise independent judgement. Upon Dr. Samarasekera's retirement from the board of The Bank of Nova Scotia in April 2021, there will be no board interlocks.
We also place limits on the number of public company boards that our directors may serve on. See Governance - Serving on other boards.
MEETING ATTENDANCE
We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows each director's 2020 attendance record, which averaged 98 per cent for all Board and committee meetings. The Board also held four strategic issues sessions and four focus sessions in 2020.

			Board committees
	Board of directors		Audit		Governance		Health, Safety, Sustainability & Environment		Human Resources		Overall attendance
	#	%	#	%	#	%	#	%	#	%	%
Stéphan Crétier	11/13	85	4/5	80	—	—	2/3	67	3/3	100	83
Michael R. Culbert	11/11	100	3/3	100	—	—	2/2	100	—	—	100
Russell K. Girling	13/13	100	—	—	4/4	100	—	—	4/5	80[1]	95[4]
S. Barry Jackson	3/3	100	—	—	2/2	100	—	—	2/2	100	100
Susan C. Jones	11/11	100	3/3	100	—	—	2/2	100	—	—	100
Randy Limbacher	13/13	100	5/5	100	—	—	5/5	100	—	—	100
John E. Lowe	13/13	100	5/5	100	—	—	5/5	100	—	—	100
David MacNaughton	10/11	91	—	—	2/2	100	—	—	3/3	100	94
Una Power	13/13	100	5/5	100	—	—	5/5	100	—	—	100
Mary Pat Salomone	13/13	100	—	—	4/4	100	5/5	100	—	—	100
Indira Samarasekera	13/13	100	2/2	100	2/2	100	—	—	5/5	100	100
D. Michael G. Stewart	13/13	100	—	—	4/4	100	—	—	5/5	100	100
Siim A. Vanaselja	12/13	92[2]	—	—	4/4	100	—	—	5/5	100	95[5]
Thierry Vandal	13/13	100	5/5	100	—	—	2/2	100	4/4	100	100
Steven W. Williams	13/13	100	—	—	4/4	100	—	—	5/5	100	100
Notes
•    Mr. Girling, who retired on December 31, 2020, was not a member of any committees, but was invited to attend committee meetings as required.
•    Mr. Crétier and Mr. Vandal were members of the Health, Safety, Sustainability & Environment committee until May 1, 2020 when Mr. Crétier became a member of the Human Resources committee and Mr. Vandal became a member and was appointed as Chair of the Human Resources committee.
•    Dr. Samarasekera was a member of the Audit committee until May 1, 2020 when she became a member of the Governance committee.
•    On May 1, 2020, Mr. Culbert, Ms. Jones and Mr. MacNaughton were elected as directors. Subsequently, Mr. Culbert was appointed as a member and Ms. Jones as an observer of the Audit committee, and both Mr. Culbert and Ms. Jones were appointed as members of the Health, Safety, Sustainability & Environment committee. Mr. MacNaughton was appointed as a member of the Governance and Human Resources committees. On February 17, 2021, Ms. Jones was appointed as a member of the Audit Committee.
•    Mr. Jackson retired from the Board on May 1, 2020.
4 Mr. Girling was not invited and did not attend the Human Resources committee meeting held on September 20, 2020, as the meeting related to the terms of his retirement.
5 Mr. Vanaselja, the current Chair of the Board, waived notice of and did not attend the Board meeting held on December 18, 2020, as the meeting related to the renewal of his term as Chair of the Board.
32 | TC Energy Management information circular 2021

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.
This section discusses our approach to governance and describes our Board and how it works.
About our governance practices
Our Board and management are committed to the highest standards of ethical conduct and corporate governance.
TC Energy is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.
Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the Canada Business Corporations Act, TSX and Canadian Securities Administrators (CSA), including:
•National Instrument 52-110, Audit Committees (NI 52-110),
•National Policy 58-201, Corporate Governance Guidelines, and
•National Instrument 58-101, Disclosure of Corporate Governance Practice (NI 58-101).

	WHERE TO FIND IT

>	About our governance practices	33
	Board characteristics	34
	Governance philosophy	38
	Role and responsibilities of the Board	40
	Orientation and education	49
	Board effectiveness and director assessment	51
	Engagement	56
	Communicating with the Board	57
	Shareholder proposals	57
	Advance notice bylaw	57
>	Sustainability and environmental, social and governance matters	58
>	Board committees	60

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply, in each case, to foreign private issuers.
Our governance practices comply with the NYSE standards for U.S. companies in all significant respects. As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards. Our corporate governance practices do not significantly differ from those required to be followed by U.S. domestic issuers under the NYSE's listing standards. A summary of our governance practices compared to U.S. standards can be found on our website (www.tcenergy.com).
We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank).
TC Energy Management information circular 2021 | 33

BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:
•an independent, non-executive Chair,
•all directors except our CEO are independent,
•knowledgeable, diverse and experienced directors who ensure that we promote ethical behaviour throughout TC Energy,
•qualified directors who can make a meaningful contribution to the Board, the development of our strategy and business and oversight of our risk management processes,
•significant share ownership requirements to align the directors’ interests with those of our shareholders,
•annual assessments of Board, Chair, committee and director effectiveness, and
•an effective board size.
In 2020, 12 of 14 or 86 per cent of our directors were independent. Assuming all the director nominees are elected, 12 of 13, or 92 per cent of our directors will be independent.
Size and composition
TC Energy's articles state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 13 directors will be elected this year at the annual meeting. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors, the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.
We believe our Board must consist of qualified, diverse and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and energy sectors.

34 | TC Energy Management information circular 2021

Board diversity
TC Energy has long been committed to promoting diversity on our Board. In 1999, we revised our Corporate governance guidelines to include a variety of diversity criteria for Board membership. Under these guidelines, when selecting new members for nomination to the Board, the Governance committee takes fully into account the desirability of maintaining a balanced diversity of backgrounds, skills and experience, and personal characteristics such as age, gender and the geographic residence of directors.
In addition to our Corporate governance guidelines, as a further commitment to promoting Board diversity, in February 2018, the Board adopted and endorsed a Board diversity policy, which relates to the identification and nomination of directors generally. The objective of the policy is to increase Board diversity by seeking qualified director nominees, while considering diversity criteria. The diversity criteria includes skills, expertise, industry experience and personal characteristics such as age, gender, ethnicity and other distinctions of potential director nominees.
More specifically, in seeking suitable director nominee candidates, the Governance committee will:
•consider all aspects of diversity,
•assess the skills and backgrounds collectively represented on the Board to ensure that they reflect the diverse nature of the business environment in which we operate,
•consider candidates on merit against objective criteria having due regard to the benefits of diversity on the Board, and
•at their discretion, engage qualified independent external advisors to identify and assess candidates that meet the Board’s skills and diversity criteria.
This year, as part of its process of seeking potential Board candidates for future consideration and nomination, it was requested that TC Energy's search consultant consider qualified candidates with salient industry experience who may also identify as women, members of visible minorities, Aboriginals and/or persons with disabilities.
Pursuant to the Board diversity policy, the Board has set a target of at least 30 per cent women on our Board of directors. Assuming all the director nominees are elected this year, we will meet that target with 31 percent of the Board being comprised of women.
In addition, each year, the Governance committee will:
•assess the effectiveness of the Board diversity policy,
•monitor and review our progress in achieving the target for gender diversity,
•monitor the implementation of the Board diversity policy, and
•report to the Board and recommend any revisions to the Board diversity policy that may be necessary.
TC Energy has a director term limit and retirement policy that stipulates once a director turns 73 or has served more than 15 years on the Board, whichever comes first, he or she will not stand for re-election at the next annual meeting. For more information, please see our Governance - Board Effectiveness and Director Assessment - Director tenure, on pages 54 and 55.
TC Energy Management information circular 2021 | 35

Women on the Board
Currently, four of 14, or 29 per cent of the Board is composed of women. After the annual meeting, if all the nominated directors are elected, four of 13, or approximately 31 per cent of the Board will be composed of women, which achieves our target of 30 per cent women on the Board.

2021 Board composition Men (9) Women (4) 2020 Board composition Men (10) Women (4) 2019 Board composition Men (9) Women (3)	Women on the Board 2018 23% 2019 25% 2020 29% 2021 31% Target 30% 0% 5% 10% 15% 20% 25% 30% 35%
Other Designated Groups on the Board
Currently, one of 14, or seven per cent of the Board is composed of members of visible minorities. There are no persons with disabilities or Aboriginal peoples currently serving on the Board. After the annual meeting, if all the nominated directors are elected, one of 13, or eight per cent of the Board will be composed of members of visible minorities, zero of 13, or zero per cent of the Board will be composed of Aboriginal peoples and zero of 13, or zero per cent of the Board will be composed of persons with disabilities.
Although we do not have specific targets regarding Board membership for each of the above noted groups, as described above, the Governance committee does specifically consider the representation of each of these groups in its nomination of potential director candidates. In addition, we believe that our Board diversity policy and Corporate governance guidelines sufficiently encourage our Governance committee to consider the current number of Aboriginal peoples, members of visible minorities and persons with disabilities when selecting director candidates.
36 | TC Energy Management information circular 2021

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors are independent in accordance with applicable Canadian legal requirements and guidelines, and consistent with the applicable independence criteria of the regulations of the SEC and rules of the NYSE.
The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. The Governance committee also reviews family relationships and associations with companies that have relationships with TC Energy when it reviews director independence.
The Board has determined that 12 of 13 or 92 per cent of the nominated directors are independent. Mr. Poirier is not independent because of his role as President and CEO.
Other than as described above, none of the directors have a direct or indirect material relationship with TC Energy that could reasonably be expected to interfere with the exercise of his or her independent judgment.
Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Vanaselja has served as the independent non-executive Chair since May 5, 2017 and, if elected by the shareholders on May 7, 2021, and will serve as Chair for another four-year term.
Independent advice
The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.
Serving on other boards
To ensure we do not have overboarding or interlocking relationships that would conflict with a director’s independence or interfere with fulfilling their Board duties and responsibilities, we have the following policy:
•outside directors may not serve on more than four public company boards in total (including TC Energy),
•the CEO may not serve on more than two public company boards in total (including TC Energy), and
•Audit committee members may not serve on more than three audit committees in total (including TC Energy).
Currently, all of our directors meet our overboarding policy requirements.
We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TC Energy director or Board performance overall.
The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TC Energy’s pipeline systems in Canada and the U.S. are subject to regulation and, accordingly, we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest and related party transactions, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance.
See the director profiles starting on page 19 for the other public company boards each nominated director serves on.
Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2020, the independent directors met separately at each regularly scheduled Board meeting.
Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.
TC Energy Management information circular 2021 | 37

GOVERNANCE PHILOSOPHY
We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.
The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees and clarify the responsibilities of the Board and management.
Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.
The Code applies to all employees, officers and directors as well as contract workers of TC Energy and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code.
Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator or to our ethics help-line. The ethics help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.
Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.
The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The Audit committee oversees the procedures for receiving and reviewing complaints and determining a course of action. It also oversees the operation of the ethics help-line as part of its responsibilities.
Any waiver of the Code for our executive officers and directors must be approved by the Board, or the appropriate committee. There were no such waivers or material departures from the Code in 2020.
The Code is posted on our website (www.tcenergy.com).
Conflicts of interest and related party transactions
The Code covers potential conflicts of interest and requires that all employees, officers, directors and contract workers of TC Energy avoid situations that may result in a potential conflict. In the event an employee, officer, director or contract worker finds themselves in a potential conflict situation, the Code stipulates that:
•the conflict should be reported, and
•the person should refrain from participation from any decision or action where there is a real or perceived conflict.
The Code also notes that employees and officers of TC Energy may not engage in outside business activities that are in conflict with or detrimental to the interests of TC Energy. The CEO and the executive leadership team must receive Governance committee consent for all outside business activities.
Under the Code, directors must also declare any material interest that he or she may have in a material contract or transaction and recuse himself or herself from related deliberations and approvals.
In addition to the Code, the directors and corporate officers of TC Energy are required to complete annual questionnaires disclosing any related party transactions. These questionnaires assist TC Energy in identifying and monitoring possible related party transactions.
There were no material conflicts of interests or related party transactions reported by the Board, CEO or the executive leadership team in 2020.
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Serving on other boards
The Board considers whether directors serving on the boards of, or acting as officers or in another similar capacity, for other entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director’s ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at a meeting, the director is not present during the discussion and does not vote on the matter.
Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents must receive the consent of the Governance committee. All other employees must receive the consent of the Corporate Secretary or his or her delegate.
Affiliates
The Board oversees relationships between TC Energy and any affiliates to avoid any potential conflicts of interest.
Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews, approves and monitors adherence to our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also has a pre-approval policy with respect to permitted non-audit services.
In 2015, the Audit committee oversaw a request for proposal process for our external auditor, and conducted a detailed assessment of several different firms. Based on the results of this process, the Audit committee and Board recommended that KPMG continue as TC Energy's independent auditors.
Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter, starting on page 34 of the AIF. The 2020 AIF is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "withheld" proxy votes than five per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director does not receive a majority (50 per cent plus one vote) of "for" votes cast by ballot with respect to his or her election, the director must resign from the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any committee meeting at which said resignation is considered. The Board will accept the resignation if there are no exceptional circumstances. The resignation will be effective if and when it is accepted by the Board. We expect the Board to announce its decision to either accept or reject the director’s resignation in a news release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.
This policy does not apply if there is a proxy contest over the election of directors.
Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position.
As of March 4, 2021, all of our directors are in compliance with our director share ownership policy.
See Aligning the interests of directors and shareholders on page 72 and Aligning the interests of executives and shareholders on page 88 for more information.
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ROLE AND RESPONSIBILITIES OF THE BOARD
The Board’s primary responsibilities are to foster TC Energy’s long-term success and sustainability, oversee our business affairs and management and to act honestly, in good faith and in the best interests of TC Energy.
The Board’s main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.
The Board has key duties and responsibilities, delegates some duties to its four standing committees and discharges others to management for managing the day-to-day affairs of the business.
The Chair of the Board is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair’s role includes coordinating the affairs of the Board, working with management (primarily the CEO) and ensuring effective relations with Board members, shareholders, other stakeholders and the public.
Charters and position descriptions
The Board and each committee have adopted a charter that outlines its principal responsibilities.
The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.
The Board charter describes the:
•composition and organization of the Board,
•duties and responsibilities for managing the affairs of the Board, and
•oversight responsibilities for:
•management and human resources,
•strategy and planning,
•financial and corporate issues,
•business and risk management, including compensation risk,
•policies and procedures,
•compliance reporting and corporate communications, and
•general legal obligations, including its ability to use independent advisors as necessary.
The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their respective terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.
See Schedule A for a copy of the Board charter. The Board charter, committee charters and position terms of reference for the Chair of the Board and the CEO are posted on our website (www.tcenergy.com).
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Strategic planning
The Board provides oversight and direction in the strategic planning process to ensure we have a robust strategy that supports our vision of being North America’s leading energy infrastructure company, focusing on pipeline and power generation opportunities where we have, or can develop, a significant competitive advantage and our purpose of safely and reliably delivering the energy people need, every day. To achieve this, we have a five-year strategic plan which we update and extend annually. We also hold strategic issues sessions with the Board throughout the year to consider specific and emerging issues. The Governance committee has accountability for overseeing the strategy development process and works with management to identify and discuss emerging issues, elevating topics for discussion with the entire Board as necessary. Guidance is also provided relative to the annual strategy cycle.
The Board reviews, discusses and approves the revised and extended five-year strategic plan during our annual strategic plan review. As part of this, management includes an assessment of energy fundamentals, the competitive environment and the stakeholder landscape to identify opportunities and threats to our business strategy. We also test our strategy against a range of energy supply and demand outlooks to confirm our resilience. This session informs our annual strategic priorities and executive performance measures.
Throughout the year, the Board monitors management’s progress toward achieving strategic priorities. At each regularly scheduled Board meeting, management provides updates on the human, technological and capital resources required to implement our strategy and relevant regulatory, environmental, social and governance (ESG) issues that may impact our strategy.
See Meeting attendance on page 32 for more information about the meetings held in 2020 and Orientation and education on pages 49 and 50 for more information about the strategic issues and planning sessions attended by Board members in 2020.

Board oversees our overall strategy / Governance committee oversees strategic process / Management revises and extends the five-year strategic plan annually, reflecting changes to our business / Management establishes annual strategic priorities and five-year plan / Management implements the strategic plan / The Board reviews management's progress at regular Board meetings / Strategic issues sessions are conducted on key topics / Management incorporates Board feedback into the annual strategic plan update

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Risk oversight and enterprise risk management
As part of TC Energy's commitment to continuous improvement and to better reflect TC Energy's steady growth, in 2018, the Board, working with management and the Governance committee, approved a new Enterprise risk management (ERM) program and framework, including:
•an enterprise risk heat map,
•an updated and recategorized enterprise risk register,
•a board risk report, providing a prioritized list of enterprise risks and an assessment of those risks,
•current mitigation activities, along with management and Board accountabilities for each risk, and
•the appointment of a Chief Risk Officer.
These revisions to our risk program align with best practices in risk oversight and management. The purpose of the ERM program and framework is to address risks to, or yielding from, the execution of our strategy, as well as enabling practices that allow us to identify and monitor emerging risks. Specifically, the ERM program and framework provides a framework and an end-to-end process for risk identification, analysis, evaluation and mitigation, and the ongoing monitoring and reporting to the Board, CEO and executive vice-presidents.
The ERM program and framework aims to establish a risk culture with clear roles and understanding of how individual decisions could impact our ability to achieve our strategic objectives, a common language to determine and assess risks, a framework to organize risk management activities and reinforce risk culture, and to provide clearly defined accountability and ownership of risks.
Process
The Board and its committees are responsible for risk oversight including overseeing management systems and processes for identification, evaluation, prioritization, mitigation and monitoring of risk. Our directors have a broad range of experience and skills in risk management and, as a result, the Board is highly engaged and qualified to participate in a meaningful discussion of key business risks with management at Board and committee meetings.
A key enterprise risk is generally defined as an exposure that has the potential to materially impact TC Energy’s ability to meet or support its business, operational or strategic objectives.
TC Energy maintains an enterprise risk register which identifies risks associated with our business and seeks input across the organization to ensure it reflects any new key business risks as our business grows and our environment evolves. In addition, emerging risk information is solicited from our senior executives and presented to the Governance committee and the Board. This process recognizes the dynamic and evolving business environment in which we operate and allows management to keep the Board informed of existing and emerging risks and how those risks are managed or mitigated in accordance with TC Energy’s risk parameters and risk tolerance.
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The enterprise risk register establishes clear accountabilities of the Board, committees and executives responsible for specific oversight of each risk.
Our risks are categorized according to these main areas:

Enterprise wide	Business unit
•reputation and relationships •access to capital at competitive cost •capital allocation strategy •cyber security •political and regulatory •strategy and development	•business opportunity •commercial risk •commodity and basin supply •physical operations •project execution and capital costs
The Governance committee oversees our risk management process. The Board reviews emerging risks with management at each meeting to ensure that we have management programs in place to mitigate those risks. The Governance committee reviews the enterprise risk register with management annually to ensure there is proper Board and committee oversight according to the terms of their charters. The Governance committee also recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.
In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions of the associated risks. The risk discussion associated with each project forms a part of the Board’s determination of whether to approve projects or pursue opportunities.
Our process ensures that the Board is fully informed of the interrelationship between the business environment and risks, and is intended to facilitate and stimulate discussion of our key business risks.
Our AIF and Annual report include more information about the risks applicable to TC Energy. The 2020 AIF and the 2020 Annual report are available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
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Committee responsibilities
The various Board committees are also involved in risk oversight in their respective areas to ensure a robust risk management process with appropriate expertise, attention and diligence given to each key business risk. The chart below includes the risk focus area of each committee, and information on each risk focus area. The committees receive updates regularly from management on their risk focus areas, and update the Board on their risk oversight activities regularly. In addition to its specific focus area, each committee maintains an overall awareness of risk management for TC Energy, and includes other issues in its reports to the Board as appropriate.

Committee	Risk focus	Description
Audit	Financial risk
Oversees management’s role in monitoring compliance with financial risk management policies and procedures and reviewing the adequacy of our financial risk management.
Ensures that:
•our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance, and
•risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.
Approves interim financial statements and related management's discussions and analysis.
Oversees cyber security and its related risks to TC Energy.

Governance	Risk management process and management allocation of risks
Oversees the ERM program and framework and meets with management annually to ensure there is proper Board and committee oversight according to the terms of their charters.
Recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

Health, Safety, Sustainability & Environment	Operational risk, people and process safety, sustainability, security and environmental risk
Monitors compliance with our health, safety and environment (HSE) corporate policies through regular reporting from management, within the framework of our integrated HSE management system that is used to capture, organize and document our related policies, programs and procedures. See the next page for more details.
Monitors risk management for risks related to health, safety, sustainability and environment, including climate change-related risks.

Human Resources	Human resources and compensation risk
Oversees the compensation policies and practices to effectively identify and mitigate compensation risks and discourage the CEO, executive vice-presidents or others from taking inappropriate or excessive risks and to ensure our compensation policies are not reasonably likely to have a material adverse effect on TC Energy.
See Compensation governance starting on page 65 for more information about how we manage our compensation risk.

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HSSE risk management system
The Health, Safety, Sustainability and Environment (HSSE) committee of the Board oversees operational risk, people and process safety, security of personnel, environmental and climate change related risks, and monitors development and implementation of systems, programs and policies relating to HSSE matters through regular reporting from management. We use an integrated management system that establishes a framework for managing these risks and is used to capture, organize, document, monitor and improve our related policies, programs and procedures.
Our management system, TOMS, is modeled after international standards, including the International Organization for Standardization (ISO) standard for environmental management systems, ISO 14001, and the Occupational Health and Safety Assessment Series for occupational health and safety. TOMS conforms to applicable industry standards and complies with applicable regulatory requirements. It covers our projects and operations and follows a continuous improvement cycle organized into four key areas:
•Plan – risk and regulatory assessment, objective and target setting, including achieving total recordable case rate targets and striving for zero incidents as well as defining roles and responsibilities
•Do – development and implementation of programs, procedures and standards to manage operational risk
•Check – incident reporting, investigation, assurance activities, including internal and external audits, and performance monitoring
•Act – non-conformance, non-compliance and opportunities for improvement are managed with performance reviewed by management.
The HSSE committee reviews HSSE performance and operational risk management. It receives detailed reports on:
•overall HSSE corporate governance
•operational performance and preventive maintenance metrics
•asset integrity programs
•emergency preparedness, incident response and evaluation
•people and process safety performance metrics
•our Environment Program, which is part of TOMS
•developments in and compliance with applicable legislation and regulations, including those related to the environment
•prevention, mitigation and management of risks related to HSSE matters, including climate change or business interruption risks, such as pandemics, that may adversely impact TC Energy
•sustainability matters, including social, environmental and climate change related risks and opportunities
•our Occupational Health and Hygiene Program, which includes physical and mental health
•management's approach to voluntary public disclosure on HSSE and ESG matters.
The committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third party audits. The committee also receives regular updates on sustainability issues and trends.
Generally, each year the committee or the committee Chair tours one of our existing assets or projects under development as part of its responsibility to monitor and review our HSSE practices. All Board members are invited to attend our site tours. This year, due to COVID-19 and the public health restrictions on physical gatherings, the Board attended a virtual site tour.
The safety of our employees, contractors and the public, as well as the integrity of our pipelines and power and storage infrastructure, is a top priority. All assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are placed in service only after all necessary requirements have been satisfied.
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Succession planning
The Board is responsible for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate’s performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role and assessment of developmental opportunities to increase senior executive bench strength.
As part of the succession process and in order to ensure a seamless transition of the CEO position, in September 2020, after a lengthy assessment process conducted by the Board, TC Energy announced Mr. Poirier would succeed Mr. Girling as the President and CEO of TC Energy on January 1, 2021.
The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the current executive's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets formally with each executive at least twice a year, and more frequently as necessary, to discuss progress on his or her development plan.
The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.
Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Chair of the Board and committee Chairs also connect with the CEO and relevant executives as needed.
The Board encourages the CEO and executives to include key managers in Board and committee meetings so they can share their expertise on specific matters. This approach gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.
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Management diversity
Our inclusion and diversity vision
At TC Energy, we are committed to building an inclusive and diverse workforce. We believe our workforce should be reflective of the communities in which we live and work in, and actively strive to promote a culture where everyone is respected and feels they can contribute to their full potential.
Our strategic intent
We believe that having an inclusive and diverse workforce creates a competitive advantage for our business that will benefit TC Energy now and into the future. Inclusion and diversity in the workforce contributes to driving collaborative solutions, enhances our performance and helps deliver superior business results. We also understand that it matters in our communities, and with our customers, partners and suppliers.
Our foundation, priorities and processes
Our executive leadership team annually evaluates progress against specific talent objectives including inclusion and diversity enterprise goals. Based off these inclusion and diversity enterprise goals, each business unit creates their own inclusion and diversity related priorities and actions to be executed throughout the year.
The Board reviews the outcomes of our talent management process annually as part of their diligence in assessing whether we have the right leaders with the capability to develop and execute our corporate strategy. As part of this evaluation, the Board is provided with detailed demographic analysis of our workforce.
To help advance our inclusion and diversity priorities, we have developed the following approach and actions:
•an integrated approach which includes Board and executive oversight,
•an executive sponsored Inclusion and Diversity Executive Council and Chief Diversity Officer,
•specific measurable inclusion and diversity goals evaluated against external benchmarking,
•corporate policies and compliance programs to support consistent standards across TC Energy,
•comprehensive enterprise communications promoting inclusion and diversity priorities, rationale and progress,
•annual training, including mandatory Inclusion and Unconscious Bias training for all employees,
•an Inclusion & Diversity Champion program comprised of employees and supported by the Inclusion and Diversity Executive Council,
•talent development strategies aimed at attracting more diverse talent pools, and
•aligned community partnerships and community workforce giving and investment.
Our goals
Rather than specifically considering the level of representation or setting specific goals of designated groups when appointing members of our executive leadership team (which includes our CEO, eight executive vice-presidents and two senior vice-presidents) and our Senior Management Team (which includes the Chair of our Board and our executive leadership team), we have established diversity goals and processes that encompass all levels of leadership (which includes managers and above) as we believe broader diversity goals will have a more impactful positive result for our overall diversity vision.
The executive leadership team has established specific diversity goals related to the percentage of women and members of visible minorities to be represented in all levels of leadership, including Senior Management. These goals are based on the diversity of our broader workforce.
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Our objectives are for:
•women to hold 40 per cent of all leadership positions in our corporate locations of Calgary, Houston, Charleston and Mexico City by 2025,
•members of visible minorities to hold 17 per cent of all leadership positions across our Canadian and U.S. workforce by 2025, and
•100 per cent of leaders and employees to be trained on how to recognize and mitigate unconscious bias and how to create and sustain an inclusive workplace by 2022.
We have not established specific goals for Aboriginal peoples or persons with disabilities statuses at this time as we believe our integrated approach to achieving our diversity vision sufficiently encourages consideration of these groups. We also support advancement and employment of Aboriginal peoples through our contractor services and procurement processes.
Our outcomes
Since the establishment of our corporate leadership goals in 2018, we have increased the representation of women in leadership positions at our Calgary, Charleston, Houston and Mexico City corporate locations from 32 per cent to 34 per cent. We have increased the representation of visible minorities holding leadership positions across our Canadian and U.S. workforce from 11 per cent to 13 per cent.

Women in Leadership Positions in our Corporate Locations (Calgary, Charleston, Houston & Mexico City) 2018 32% 2019 34% 2020 34% 2021 YTD 34% 2025 Target 40% 0% 10% 20% 30% 40% 50%
Visible Minorities in Leadership Positions (Canada & U.S.) 2018 11% 2019 12% 2020 13% 2021 YTD 13% 2025 Target 17% 0% 5% 10% 15% 20%

Thirty-three per cent, or four out of 12, of our Senior Management team are women. When we exclude the Chair of the Board, 36 per cent, or four of 11, of our executive leadership team are women.
Members of visible minorities hold 13 per cent of leadership positions in the Canadian and U.S. workforce. Currently zero out of 12, or zero per cent of the Senior Management team identify as members of visible minorities.
Persons with disabilities hold three per cent of all leadership positions in our Canadian and U.S. workforce. Currently one out of 12, or eight per cent of the Senior Management team identify as persons with disabilities.
Aboriginal peoples hold two per cent of leadership positions within the Canadian workforce. Currently zero out of 12 members, or zero per cent of members of the Senior Management team identify as Aboriginal peoples.
Data requirements for the designated groups vary in the geographic areas in which TC Energy operates, as per the prescribed definitions and governing laws of such jurisdictions. Self-disclosure is voluntary for members of visible minorities, persons with disabilities and Aboriginal peoples and as a result, representation may be under-reported.
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ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues and historical and financial information about TC Energy. They also typically have an opportunity to visit and tour our facilities and project sites and meet with the CEO, executive vice-presidents and other directors.
We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with the CEO and each executive vice-president for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new Board committee members.
Directors receive a reference manual with:
•details about their duties and obligations as a member of the Board,
•information about our business and operations,
•copies of the Board and committee charters,
•copies of recent public disclosure filings,
•documents from recent Board meetings, and
•a copy of the current year's strategic plan.
The Governance committee reviews the orientation program and reference manual every year so they continue to meet our needs and those of new directors.
The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors. Our 2020 education program included four in-depth focus sessions covering the topics of global crude oil markets, natural gas fundamentals, power fundamentals and low carbon energy transition scenarios.
Continuing education helps strengthen a director’s knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.
We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.
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2020 Director education program

Date	Topic	Presented/hosted by	Attended by
Various	Leadership Roundtables	Caldwell Partners	Michael Stewart
Various	COBT Webinars (energy focus)	Tudor, Pickering & Holt	Michael Stewart
April 30	Strategic issues session - Shifting external environment	François Poirier Don Marchand Leslie Kass Samantha Stuart	All Directors
May 28	ICD National Conference	Institute of Corporate Directors	Susan Jones
June 10	Strategic issues sessions – •Wells Fargo Producer/Upstream Review •Blue Sky Session	•Eric Fornell, Wells Fargo •François Poirier Don Marchand Samantha Stuart	All Directors
September 16	Compensation Committee Summit	Corporate Board Member Institute	Indira Samarasekera
September 22	The Board’s Role Beyond the COVID-19 crisis	McKinsey & Company	Susan Jones
September 23	Focus session - Global Crude Oil Markets Briefing	IHS Markit	All directors
October 5	Focus session - Natural Gas Fundamentals	IHS Markit	All directors
October 7	Focus session - Power Fundamentals	IHS Markit	All directors
October 12-13	Virtual NACD Summit 2020, including breakout sessions on Environmental Risk Oversight and Understanding the Board’s Role in the “S” of ESG	National Association of Corporate Directors	Mary Pat Salomone
October 14	Focus session – Low Carbon Energy Transition Scenarios	IHS Markit	All directors
October 22	The Future of ESG Reporting	National Association of Corporate Directors	Mary Pat Salomone
October 27	Climate Change, COVID-19 and Canadian Business	Institute of Corporate Directors	Susan Jones
November 4	Strategic issues sessions – •Private capital asset allocation trends •Power & Storage	•Matt Harris, Global Infrastructure Partners •Corey Hessen	All directors
November 5	Strategic issues sessions – •Energy transition, ESG and valuation trends •Liquids	•Ian Connor, J.P. Morgan •Bevin Wirzba	All directors
November 10-December 1	Climate Change and Competitiveness in Canada (4 part series)	Institute of Corporate Directors	Susan Jones Indira Samarasekera (November 24)
December 8	Strategic issues: •Enterprise Risk Management, Deep Dive: (a)Operations (b)Projects	•Leslie Kass Mark Yeomans Shahani Kariyawasam •Leslie Kass Amir Hadzic Joel Hunter Rob Jacobucci	All directors (except Stéphan Crétier)
December 9	Cybersecurity	•Chris Foster Joshua Linville •Mark Ryland, Amazon Web Services	All directors (except Stéphan Crétier)
December 9	Talent Management	Wendy Hanrahan Corey Hessen Jennifer Pierce	All directors (except Stéphan Crétier)

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BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an assessment of the performance of the Board, the Chair, Board committees and individual directors annually and reports the results to the Board.
The assessment process involves both the Chair of the Board and Chair of the Governance committee meeting separately with each director individually for the individual director assessment. The individual director assessment also includes a discussion of expectations for directors serving on our Board, and providing specific feedback to each director on their performance as a member of the Board.
Interviews include questions about effectiveness, communication, personal and individual peer performance and soliciting input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.
The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

In 2020, the assessment process showed that the Chair of the Board, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.
Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 19, in the Audit committee report on page 61 and in the AIF which is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).

Assessment / Committee analysis and discussion / Board discussion and report
Chair of Board and Chair of Governance committee interviews each director - Results reported to Governance committee for discussion - Chair of Governance committee reports to Board
Chair of Governance committee interviews each director about Chair of Board
Committee self-assessment - Committee discussion - Chair of each committee reports to Board
Chair of Board interviews CEO and each executive vice-president about Board - Chair of Board reports to Board

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Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each Board committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities.
The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates and canvasses the entire Board for potential nominees. From time to time, the committee uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.
The committee looks for a mix of skills and experience required for overseeing our business and affairs. The Board considers personal characteristics such as gender, ethnic background, geographic residence and other distinctions when looking at diversity. While candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings, the Board also specifically considers diversity factors. Board diversity is discussed under the section Governance - Board Characteristics - Board Diversity on pages 35 and 36.
Candidates who are being nominated for the first time must have experience in industries similar to ours or experience in general business management or with corporations or organizations that are similar in size and scope. Candidates must also be willing to serve on the Board and able to devote the necessary time to fulfill their duties and responsibilities.
The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

The committee ensures that the Board seeks expertise in the following key areas:
•Accounting/audit •Capital markets •CEO •Electric power •Energy, midstream & transportation •Governance •Government & regulatory	•Human resources & compensation •Major projects •Mergers & acquisitions •Operations/health, safety & environment •Risk management •Strategy & leading growth •Upstream oil & gas
Skills analysis
While all of our directors possess an extensive list of skills and experience, the Governance committee has determined that focusing on each director's top five key expertise areas is a more effective way to assess director candidates and to ensure that our Board has a deep knowledge base available in each key expertise area.
Accordingly, the image on the next page shows only the top five key expertise areas of each of our director nominees. All of our non-executive directors have been assessed by an independent third party recruitment specialist to determine their top five key expertise areas. The Governance committee considers these factors and others when discussing Board renewal.
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Area of expertise / Legend / Director with expertise / Director with expertise + retiring within three years
Accounting/audit / John E. Lowe / Una Power / Siim A. Vanaselja
Capital Markets / Michael R. Culbert / John E. Lowe / David MacNaughton / François L. Poirier / Una Power / Siim A. Vanaselja
CEO / Stéphan Crétier / Michael R. Culbert / Randy Limbacher / François L. Poirier / Indira Samarasekera / Thierry Vandal
Electric Power / Mary Pat Salomone / Thierry Vandal
Energy, midstream & transportation / John E. Lowe / François L. Poirier / D. Michael G. Stewart / Thierry Vandal
Governance / Susan C. Jones / David MacNaughton / Mary Pat Salomone / Indira Samarasekera
Government & regulatory / Susan C. Jones / David MacNaughton / Indira Samarasekera / Thierry Vandal
Human resources & compensation / Susan C. Jones / Mary Pat Salomone / Indira Samarasekera
Major projects / Mary Pat Salomone / D. Michael G. Stewart / Thierry Vandal
Mergers & acquisitions / Stéphan Crétier / Michael R. Culbert / John E. Lowe / David MacNaughton / François L. Poirier / Una Power / Siim A. Vanaselja
Operations/health, safety & environment / Stéphan Crétier / Susan C. Jones / Randy Limbacher / Una Power / Mary Pat Salomone / D. Michael G. Stewart
Risk management / Stéphan Crétier / Randy Limbacher / D. Michael G. Stewart / Siim A. Vanaselja
Strategy & leading growth / Stéphan Crétier / Michael R. Culbert / Susan C. Jones / Randy Limbacher / David MacNaughton / François L. Poirier / Indira Samarasekera / Siim A. Vanaselja
Upstream oil & gas / Michael R. Culbert / Randy Limbacher / John E. Lowe / Una Power / D. Michael G. Stewart

TC Energy Management information circular 2021 | 53

Expected retirement years
This table provides the expected retirement year for each of the non-executive directors.

Year director(s) expected to retire
2022	David MacNaughton, D. Michael G. Stewart	2031	Randy Limbacher
2025	Indira Samarasekera	2032	Stéphan Crétier, Thierry Vandal
2028	Mary Pat Salomone	2034	Una Power
2029	Siim A. Vanaselja	2035	Susan C. Jones
2030	Michael R. Culbert, John E. Lowe
Director tenure
In late 2019, the Governance committee reviewed best practices and conducted a peer review on director tenure and term limits. As a result of this review, in February 2020, the Governance committee set a director term limit of 15 years of service and increased the retirement age to 73. These changes to director retirement age and term limits were made in order to facilitate future Board succession planning and encourage Board renewal into the future.
Under our revised policy, once a director turns 73 or has served more than 15 years on the Board, whichever comes first, he or she will not stand for re-election at the next annual meeting. The Board, upon recommendation of the Governance committee, may apply discretion to permit a director or director nominee to stand for election outside of the terms of our retirement age or term limit if it is in the best interests of the company.
The Governance committee continues to review factors like changes in principal occupation, consistently poor attendance, poor performance, board interlocks and other relevant circumstances that may trigger the resignation or retirement of a director.
The Board waived the director term limit for Mr. Stewart and asked him to stand for re-election at the 2021 annual meeting. It was determined that the term limit should be waived for Mr. Stewart particularly given the substantial Board refreshment over the past five years, with at least one new director joining the Board every year between 2013 to 2019, with three new directors joining in 2020. The Board believes that the continuity and experience provided by Mr. Stewart's extended tenure will be valuable to the Board over the coming year.
The graphs on the next page show the composition of our Board by years of service as of the date of this circular and after the annual meeting, assuming all of the nominated directors are elected.
54 | TC Energy Management information circular 2021

The lines below the tenure charts depict the shortest and longest tenured directors, and the average tenure of the directors.

Tenure (Current composition) 0-5 years 79% 6-10 years 14% 11+ years 7%
<1 year average 3 years 15 years Tenure (Post-meeting composition) 0-5 years 77% 6-10 years 15% 11+ years 8% <1 year average 4 years 15 years

The lines below the age charts depict the age range of the directors and the average age of the directors.

Director Age (Current composition) Age 50-54 14% Age 55-59 14% Age 60-64 43% Age 65+ 29% age 50 average age 62 age 75 Director Age (Post-meeting composition) Age 50-54 15% Age 55-59 15% Age 60-64 46% Age 65+ 23% age 50 average age 62 age 75

TC Energy Management information circular 2021 | 55

ENGAGEMENT
We believe it is important to engage with our stakeholders.
Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.
TC Energy also has comprehensive programs, policies and guidelines with executive oversight to regularly engage with our shareholders and other stakeholders, including landowners, Indigenous and community groups, employees and shareholders. TC Energy participates in an open and transparent political process and supports public policies that promote the safe and environmentally responsible development of North American energy infrastructure.
Some of the ways we engage our stakeholders include:
•Our annual meeting offers shareholders the opportunity to receive an update on our business.
•We issue news releases to announce material company developments and to report our quarterly financial results.
•Our CEO and executive vice-presidents host teleconferences and webcasts to discuss our quarterly financial and operating results, as well as significant company developments.
•Our CEO and executive vice-presidents host an annual investor day (hosted virtually for the 2020 year) to discuss our strategy, recent developments and the longer-term outlook for the business.
•Our teleconferences and annual investor day are webcast and available to analysts, shareholders, media and the general public on our website.
•Our CEO, executive vice-presidents and senior management speak at investor and industry conferences and meet in person or by phone or teleconference with investors one-on-one as part of our regular shareholder engagement.
•Our investor relations department is also available for meetings and calls to address shareholder questions and concerns, including those related to ESG issues, and to provide public information on TC Energy in a timely and responsive manner.
News releases, corporate information, frequently asked questions, our Report on Sustainability and details of past and upcoming investor events and presentations are available on our website (www.tcenergy.com).
Investor relations welcomes opportunities to engage with our shareholders, potential investors and other stakeholders. You may contact our investor relations department directly by phone, email or regular mail at:
Investor Relations
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
investor_relations@tcenergy.com
1.800.361.6522

56 | TC Energy Management information circular 2021

COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.
Shareholders, employees and others can contact the Board directly by writing to:
Chair of the Board of Directors
c/o Corporate Secretary
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
SHAREHOLDER PROPOSALS
Under Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date.
Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on Monday, December 6, 2021 to be considered for the circular for our 2022 annual meeting of common shareholders.
ADVANCE NOTICE BYLAW
Shareholders who wish to nominate a director for the 2021 annual meeting of common shareholders, other than by a shareholder proposal, must:
•notify the Corporate Secretary in writing, and
•provide the information required in our By-law Number 1, which can be found on our website (www.tcenergy.com) or on SEDAR (www.sedar.com) or in this circular at Schedule C.
Any notices of director nominees must be received by our Corporate Secretary before 5:00 p.m. MDT on Friday, March 26, 2021 to be considered valid and for an individual to be included in our list of director nominees for our 2021 annual meeting of common shareholders. It should be noted that the ordinary deadline in respect of any such notice as outlined in our advance notice by-law would be March 28, 2021, but this day is not a business day. As a result, our by-law provides that any notice of director nominees must be received by our Corporate Secretary on the last business day prior to such day (being on or before 5:00 p.m. MDT on Friday, March 26, 2021).
The chart below explains when advance notice of director nominations is required for annual meetings and special meetings:

Type of meeting	Announcement timing	Advance notice deadline
Annual meeting to elect directors (using notice and access)	Public announcement more than 50 days before meeting	Not less than 40 days before meeting
	Public announcement 50 days or less before meeting	Not less than ten days following the first public announcement of the meeting
Special meeting to elect directors (using notice and access)	Public announcement more than 50 days before meeting	Not less than 40 days before meeting
	Public announcement 50 days or less before meeting	Not less than 15 days following the first public announcement of the meeting

TC Energy Management information circular 2021 | 57

Sustainability and environmental, social and governance matters
TC Energy’s governance structure provides a framework for accountability, management and mitigation of the risks and opportunities facing TC Energy, including on sustainability and ESG matters. The Board has oversight over our sustainability and ESG practices, with the primary accountabilities at the Board committee level. Management’s sustainability governance framework includes the Chief Sustainability Officer (CSO) and a management-level health, safety, sustainability and environment committee, in addition to the activities described below.
At TC Energy, sustainability includes ESG considerations and the financial health of the organization and means safely, reliably and economically meeting today’s energy needs while finding responsible solutions for our energy future.
Focused on Performance and Transparency
We have advanced our sustainability and ESG approach in recent years. Focusing on continuous improvement, we are evolving our sustainability processes and approach by identifying key issues, articulating commitments and targets reflecting those issues and developing roadmaps to demonstrate that we can achieve these outcomes in a pragmatic and credible way. Recent and ongoing activities include:
Enterprise Strategy and Risk Management
•Analyzing the resilience of our portfolio under potential long-term energy scenarios and an accelerated low carbon energy transition scenario as a part of our annual strategic planning process.
•Adopting an Enterprise Risk Management framework, establishing a Chief Risk Officer to centralize a pragmatic approach to prioritizing risks, clarifying roles and responsibilities, and improving Board and management oversight, as well as providing the Board with regular “deep-dives” throughout the year on key enterprise risks.
Sustainability Strategy
•Refreshing our sustainability material topics (i.e. in the context of sustainability, TC Energy assesses material issues and publishes what matters most to our business and financial and non-financial stakeholders).
•Developing ten long-term commitments grounded in United Nations Sustainable Development Goals and forming the foundation of TC Energy’s sustainability direction.
•Setting voluntary targets for some commitments in 2020 and committing to setting targets for all remaining commitments and reporting them externally in 2021.

Environment Social Economics Governance
ESG: the non-financial factors considered by capital markets to measure risk and assess growth potential as part of the overall investment analysis process
Sustainability: safely, reliably and economically meeting today’s energy needs while finding responsible solutions for our energy future

58 | TC Energy Management information circular 2021

Safety
•Maintaining safety is TC Energy’s first and highest priority, with targets designed to meet or exceed the best standards in our industry and a safety culture where everyone is responsible for working towards our "zero is real" incident goal.
Environment
•Conducting due diligence to identify potential paths to net-zero greenhouse gas emissions by 2050 for our operations.
Social
•Creating an initial reconciliation framework that includes a practical plan of action with tangible, measurable goals on how we will contribute to reconciliation with Indigenous groups, both internally and in the communities where we operate.
Governance
•Appointing a CSO to provide strategic leadership of sustainability-related issues at the highest level of TC Energy.
•Adding “Sustainability” to the Health, Safety and Environment committee of the Board mandate and name, providing coordinated focus on the growing intersection of risk, governance, environmental and social issues.
Publications on Sustainability and ESG Initiatives
The keystone of our sustainability communications is the Report on Sustainability, which provides a resource for general audiences regarding our sustainability direction and progress. Our ESG Data Sheet is designed to satisfy the needs of capital markets and demonstrates further alignment to the Task Force on Climate-Related Financial Disclosure (TCFD) and Sustainability Accounting Standards Board (SASB). When combined with our complementary reporting materials and our broader engagement, these documents provide a comprehensive look at TC Energy’s performance on sustainability and ESG topics. A directory of these and additional materials is available at https://www.tcenergy.com/investors/esg/esg-directory/.

Report on Sustainability ESG Data Sheet Alignment tables (TCFD, SASB) CDP Climate Change TCEnergy.com
TC Energy Management information circular 2021 | 59

Board committees
The Board has four standing committees:
•Audit committee,
•Governance committee,
•Health, Safety, Sustainability and Environment committee, and
•Human Resources committee.
Each of the committees is comprised entirely of independent directors.
The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the Health, Safety, Sustainability and Environment committee, which must have a majority of independent directors. As of the date of circular, all members of the Health, Safety, Sustainability and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.
Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.tcenergy.com).
The Audit and the Governance committees hold simultaneous meetings, as do the Human Resources and Health, Safety, Sustainability and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Vanaselja, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety, Sustainability and Environment committee. For the 2020 year, Ms. Jones attended the Audit committee meetings as an observer and did not vote on any matters considered by the committee.
The committees will be reconstituted after the annual meeting.
Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

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Audit committee

Current members	Meetings
John E. Lowe (Chair) Stéphan Crétier Michael R. Culbert (as of May 1, 2020)	5 regularly scheduled meetings (February, April, July, November, December)
Independence
6 independent directors (2020), 7 independent directors (2021), 100 per cent independent and financially literate. Mr. Lowe, Ms. Power and Mr. Vandal are "audit committee financial experts" as defined by the SEC in the U.S. and each have the accounting or related financial management experience required under the NYSE rules.
Susan C. Jones (as of February 17, 2021)[6]
Randy Limbacher Una Power Thierry Vandal
Other members that served during the year	Mandate

The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the accounting and reporting process and the process, performance and independence of our internal and external auditors.

Indira Samarasekera (until May 1, 2020)

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and meets separately with the external auditors and Vice-President, Corporate Compliance and Internal Audit. The committee also meets in-camera at the end of each meeting.
2020 highlights
•Reviewed our 2020 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management’s discussion and analysis, AIF and management information circular and recommended them for approval.
•Oversaw our financial reporting risks including issues relating to materiality and risk assessment.
•Received the external auditor’s formal written statement of independence (which sets out all of its relationships with TC Energy) and its comments to management about our internal controls and procedures.
•Reviewed the appointment of the external auditor and estimated fees and recommended them to the Board for approval.
•Reviewed and approved the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG.
•Approved appointment of the external auditor for 401(k) employee retirement plans.
•Approved amendments to registered and supplemental pension plan asset allocations and statement of investment beliefs.
•Recommended the funding of the registered pension plan and supplemental pension plan.
•Reviewed the major accounting policies and estimates.
•Received reports from management on our cyber security plans and initiatives.
•Oversaw the corporate compliance program requirements, structure and results, including foreign corrupt practices and anti-bribery statutes and policies.
•Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.
•Reviewed and recommended changes to the suite of risk management policies, and reviewed developments and reports relating to counterparty, insurance and market risks.
•Reviewed and recommended prospectuses relating to the issuance of securities.
•Reviewed and recommended a registration statement for shares purchased under the U.S. employee stock purchase plan.
•Reviewed and recommended establishment and renewal of credit facilities.
•Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.
•Received regular reports from management on risk management, finance and liquidity, treasury, pensions, tax, compliance, material litigation and information services security controls (cyber security).
•Approved the Internal audit charter.
•Received regular reports from Internal audit.
•Reviewed adequacy of staff complements in accounting and tax.
•Renewed public disclosure polices.
•Reviewed and recommended changes to the Audit committee charter.
Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member’s education and experience, and policies and procedures for pre-approving permitted non-audit services. The 2020 AIF is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
6 For the 2020 year, Ms. Jones attended the Audit committee meetings as an observer and did not vote on any matters considered by the committee.
TC Energy Management information circular 2021 | 61

Governance committee

Current members	Meetings
D. Michael G. Stewart (Chair) David MacNaughton (as of May 1, 2020) Mary Pat Salomone Indira Samarasekera (as of May 1, 2020) Siim A. Vanaselja Steven W. Williams	4 regularly scheduled meetings (February, April, September, December)
Independence
6 independent directors, 100 per cent independent
Mandate

The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TC Energy, reviewing the independence and financial literacy of directors, managing director compensation and the Board assessment process and overseeing our strategic planning process and risk management activities.
It monitors the relationship between management and the Board, directors’ share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.
It also recommends the meeting schedule for Board and committee meetings, site visits and oversees matters related to the timing of our annual meeting.

Other members that served during the year

S. Barry Jackson (retired May 1, 2020)

The Governance committee meets in-camera at the beginning and end of each meeting.
2020 highlights
•Reviewed the Board diversity policy including progress on the target for the Board to be comprised of 30 per cent women directors.
•Oversaw planning for ERM deep dive sessions.
•Oversaw change to virtual shareholder meeting in light of the COVID-19 pandemic in 2020.
•Considered potential amendments to By-law Number 1 to permit virtual meetings, remove notice limits under advance notice provisions and modernize language regarding execution of instruments, appointments of power of attorney outside Canada and signing and banking authorities.
•Reviewed best practices for governance during a pandemic.
•Oversaw our risk management activities, including receiving the emerging risk report and making recommendations to the Board as appropriate.
•Reviewed the identified principal enterprise risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.
•Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence, the structure and composition of each committee and the other directorships held by Board members.
•Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.
•Reviewed the 2020 annual shareholders' meeting vote results.
•Monitored director share ownership requirements.
•Reviewed say on pay updates and voting trends.
•Reviewed our lobbying policies, activities and expenditures.
Reviewed our Corporate governance guidelines and committee charters and recommended appropriate changes to the Board for approval.
•Assessed best practices including review of a peer group comparison of director retirement ages and term limits.
•Oversaw the annual assessment of the Board, committees and Chair.
•Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices). The committee continues to monitor legal developments and emerging best practices in corporate governance and securities law in Canada, the U.S. and internationally.
•Oversaw the Board renewal and the selection of new director candidates.
•Reviewed external governance assessments and made recommendations for revisions to governance practices to the Board as appropriate.

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Health, Safety, Sustainability and Environment committee

Current members	Meetings
Mary Pat Salomone (Chair) Michael R. Culbert (as of May 1, 2020) Susan C. Jones (as of May 1, 2020) Randy Limbacher John E. Lowe Una Power	4 regularly scheduled meetings (February, April, July, December) and 1 special meeting (March)
Independence
5 independent directors (2020), 6 independent directors (2021), 100 per cent independent
Mandate

The Health, Safety, Sustainability and Environment committee is responsible for oversight of health, safety, sustainability, security and environmental matters (HSSE matters).
The committee reviews and monitors the performance and activities of TC Energy HSSE matters including compliance with applicable and proposed legislation, conformance with industry standards and best practices. It also monitors the performance of actions and initiatives undertaken by TC Energy to prevent, mitigate and manage risks related to HSSE matters, including climate change-related risks and any critical incidents respecting our assets, operations, personnel and public safety.
It also reviews and monitors significant regulatory audit findings, orders, reports and/or recommendations issued by or to TC Energy related to HSSE matters, incidents or issues, together with management's response thereto.

Other members that served during the year

Stéphan Crétier (until May 1, 2020) Thierry Vandal (until May 1, 2020)

The Health, Safety, Sustainability and Environment committee met separately with representatives from senior management responsible for the Technical Centre at the end of each meeting. The committee also meets in-camera at the end of each meeting.
2020 highlights
•Received and reviewed regular reports on HSSE related activities, performance and compliance.
•Received regular reports on operational risk management, people and process safety and regulatory compliance matters related to asset integrity.
•Reviewed the status of critical incidents, root cause analysis and incident follow-up.
•Monitored management’s response and the status of corrective action plans to audits from the Canadian Energy Regulator, Pipeline and Hazardous Materials Safety Administration and other regulatory agencies.
•Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.
•Monitored the effectiveness of HSSE policies, management systems, programs, procedures and practices through the receipt of reports on four levels of assurance activities related to internal and external audit findings.
•Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, climate change initiatives and related compliance matters.
•Received regular updates on the progression of TC Energy's approach to sustainability and oversaw TC Energy's voluntary disclosure on HSSE sustainability matters.
•Received and reviewed regular updates on TC Energy's Safety Culture Plan.
•Received the Health and Industrial Hygiene annual review.
•Attended a presentation on multiple in-line inspection technologies used in pipeline integrity programs.
•Received regular corporate security updates on various projects.
•Received and reviewed regular reports, including status updates regarding the major component replacement, on the operational and HSSE performance at Bruce Power.
•Received an overview of TC Energy's Emergency Management Program, including implementation of Incident Management Assistance Teams and completed emergency response exercises.
•Received updates on TC Energy's and Bruce Power's response to the COVID-19 pandemic.
•Received report related to the readiness of the Keystone XL project for safe and secure construction prior to the Board's FID approval of the project in March, 2020.
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Human Resources committee

Current members	Meetings
Thierry Vandal (Chair as of May 1, 2020) Stéphan Crétier (as of May 1, 2020) David MacNaughton (as of May 1, 2020) Indira Samarasekera D. Michael G. Stewart Siim A. Vanaselja Steven W. Williams	4 regularly scheduled meetings (January, February, November, December) and 1 special meeting (September)
Independence
7 independent directors, 100 per cent independent
Mandate

The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs and assessing the performance of the CEO and each executive vice-president against pre-established objectives and recommending their compensation to the Board.
It approves and, as applicable, recommends to the Board executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It also reviews the benefits under our Canadian pension plans and share ownership requirements for executives.

Other members that served during the year

S. Barry Jackson (Chair, retired May 1, 2020)

The Human Resources committee meets in-camera at the beginning and end of each meeting.
2020 highlights
•Assessed the performance of the CEO and each executive vice-president and recommended the 2020 executive compensation awards to the Board for approval.
•Reappointed Meridian Compensation Partners (Meridian) as the independent compensation advisor to the committee after determining that Meridian is independent based on the factors enumerated by the NYSE.
•Reviewed the risks associated with its compensation programs.
•Reviewed and approved the named executive officer compensation peer group.

•Approved the performance measures under the Executive Share Unit Plan and reviewed and recommended the targets under the annual corporate scorecard.
•Reviewed the external governance assessments and the outcome of its say on pay vote from the 2020 annual meeting.
•Reviewed the alignment of actual compensation earned with performance over the applicable measurement periods.
•Reviewed and recommended CEO and other executive appointments and related compensation.

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Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes director and executive compensation decisions at TC Energy, and explains its decisions for 2020.
Compensation governance
The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.

		WHERE TO FIND IT

	>	Compensation governance	65
		Expertise	66
		Compensation oversight	67
		Independent consultant	70
	>	Director compensation discussion and analysis	71
		2020 details	74
	>	Human Resources committee letter to shareholders	79
Human Resources committee Thierry Vandal (Chair as of May 1, 2020) S. Barry Jackson (Chair, retired May 1, 2020) Stéphan Crétier (as of May 1, 2020) David MacNaughton (as of May 1, 2020) Indira Samarasekera D. Michael G. Stewart Siim A. Vanaselja Steven W. Williams (retiring May 7, 2021)	>	Executive compensation discussion and analysis	82
		2020 details	108

Governance committee
D. Michael G. Stewart (Chair)
S. Barry Jackson (retired May 1, 2020)
David MacNaughton (as of May 1, 2020)
Mary Pat Salomone
Indira Samarasekera (as of May 1, 2020)
Siim A. Vanaselja
Steven W. Williams (retiring May 7, 2021)
The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are comprised of entirely independent directors. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

TC Energy Management information circular 2021 | 65

EXPERTISE
Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of seven independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources, executive compensation and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	Accounting/ audit	Capital markets	CEO experience	Governance	Risk management
Thierry Vandal (Chair as of May 1, 2020)	X	X	X	X
Stéphan Crétier (as of May 1, 2020)	X	X		X	X	X
David MacNaughton (as of May 1, 2020)	X		X	X	X	X
Indira Samarasekera	X			X	X
D. Michael G. Stewart	X				X	X
Siim A. Vanaselja	X	X	X		X	X
Steven W. Williams	X	X	X	X	X	X
All of the members have experience as members of human resources or compensation committees of other public companies.
Mr. Vandal, the committee Chair, is a director of one public company, serving as Chair of its Human Resources Committee. He previously served as President and Chief Executive Officer for a crown-owned electric utility corporation from 2005 to 2015 and has extensive experience in overseeing and administrating compensation programs. He has been active in the national and international energy industries for almost 40 years.
Mr. Crétier is the Chairman, President and Chief Executive Officer of a private corporation, as well as serving as director of a number of its direct and indirect subsidiaries. Mr. Crétier also serves as a director of three not-for-profit organizations and is experienced in the administration of compensation programs.
Mr. MacNaughton has held various positions with the federal and provincial governments, including serving as Canada's Ambassador to the United States. He has served as a director on private and not-for-profit corporations.
Dr. Samarasekera serves on the selection panel for Canada's Outstanding CEO of the Year. She is a director of three public companies, serving as the Chair of the Corporate Governance, Nomination and Compensation Committee on one public company and as a member of the Human Resources committee on another. She also serves as a director of various not-for-profit organizations and has extensive experience in overseeing and administrating compensation programs.
Mr. Stewart has been active in the Canadian energy industry for over 40 years and has experience in the administration of compensation programs, having served on the Compensation committee for several public companies. He is currently the Chair of our Governance committee.
Mr. Vanaselja was the Executive Vice-President and Chief Financial Officer of a publicly traded company. He has also served on the management resources and compensation committees of one publicly traded company and various private corporations, and has experience in the implementation, administration and management of executive compensation programs and plans.
Mr. Williams currently serves on the Compensation and Benefits committee for one public company. He has more than 40 years of international energy industry experience. As the former Chief Executive Officer and director of a large Canadian public energy company, Mr. Williams has extensive experience in overseeing executive compensation programs and has been involved in all aspects of the design, implementation and administration of compensation programs.
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In addition to the committee’s collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.
Governance
You can find specific details about each director’s background and experience in the director profiles starting on page 19, and more information about the committees starting on page 60.
The Governance committee is responsible for corporate governance, director compensation and strategic planning and risk oversight. It consists of six independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Five of the members are currently or have been members of human resources or compensation committees of other public companies. Two of the members have experience as a Chief Executive Officer of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters. One of the members is also a member of the Committee on the Future of Corporate Governance in Canada, a committee established by TMX Group and the Institute of Corporate Directors, comprised of twelve experienced Canadian public directors from across Canada, whose work focuses on providing guidance on corporate governance matters facing public companies in Canada.
COMPENSATION OVERSIGHT
The purpose of the Board’s compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TC Energy's business and operations.
The Board reviews our compensation policies and practices every year, considers the possibility of risks and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TC Energy. It carries out this work directly or through the Human Resources committee and the Governance committee.
The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage the CEO, executive vice-presidents or others from taking inappropriate or excessive risks.
Multi-year strategic plan
We have a multi-year strategic plan that identifies our core strategies to achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:
•maximizing the full-life value of our infrastructure assets and commercial positions,
•commercially developing and building new asset investment programs,
•cultivating a focused portfolio of high quality development options, and
•maximizing our competitive strengths.
Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated into our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the CEO, executive vice-presidents and all other employees. The Board also ensures that the annual individual performance objectives for the CEO and each executive vice-president align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.

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Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives’ interests with those of our various stakeholders, and attract, engage and retain our executives. In setting compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group (see pages 85 through 97 for details).
Executive compensation is designed to pay for performance, as a significant portion of total direct compensation is variable or at-risk compensation. See pages 103 through 107 for the pay mix for each named executive.
Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TC Energy or encourage executives to take inappropriate risks. The committee is committed to continuous improvement of executive compensation practices, and reviews prevalent best practices on a regular basis.
•Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.
•Benchmarking to ensure fairness: Executive compensation is reviewed every year. Executive compensation is benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.
•Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives’ employment agreements for severance and change of control situations.
•Independent advice: The committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.
•Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the CEO and each executive vice-president. Our long-term incentives include stock options and performance vesting executive share units (ESUs) – both of which encourage value creation over the long-term and align executives’ interests with our shareholders.
•Pre-established objectives: Each year the Board approves corporate, business unit and individual objectives that are aligned with the overall business plan for the CEO and each executive vice-president. These objectives are used to assess performance and determine compensation.
•Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.
•Limits on variable compensation payments: Short-term incentive awards are subject to a minimum of a zero payout up to a maximum payout of two times target. Long-term incentive awards under the ESU plan are subject to a minimum of a zero payout up to a maximum payout of two times the final number of units accrued at the end of the vesting period.
•Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.
68 | TC Energy Management information circular 2021

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.
•Corporate objectives: We adopt corporate objectives consistent with our approved strategic plan so that the Board can monitor how compensation influences business decisions.
•Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board’s view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TC Energy.
•Post-retirement share ownership requirement: The CEO is required to maintain his or her required ownership level for one year post-retirement.
•Prohibition on hedging: Our trading policy includes an Anti-hedging policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars, units of exchange funds and other hedging vehicles.
•Reimbursement: We have an Incentive compensation reimbursement and holdback policy which requires employees at the vice-president level and above to repay vested and unvested short and long-term incentive compensation (including proceeds realized from the exercise of stock options) granted in the three-year period preceding a restatement of financial results or a material error in financial reporting if the restatement or error resulted from the employee’s intentional misconduct. In 2019, this policy was revised to allow TC Energy to also holdback incentive compensation in the event the policy is triggered. We continue to monitor best practices for reimbursement policies and will update the policy as these practices change. To date, this policy has not been triggered, and no reimbursement of incentive compensation or related profits have been paid under this policy.
•Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval vote (%)
2020	94.96
2019	88.92
2018	94.02
•Code of business ethics: Our Code applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.
After considering the implications associated with our compensation policies and practices, completing a review of our policies and practices described above, and with advice from the independent consultant to the Human Resources committee, the Board believes that:
•we have the proper practices in place to effectively identify and mitigate potential risk, and
•TC Energy's compensation policies and practices do not encourage the CEO, executive vice-presidents, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.
In addition to our compensation policies and practices, our corporate values – Safety, Responsibility, Integrity, and Collaboration – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.
TC Energy Management information circular 2021 | 69

INDEPENDENT CONSULTANT
The Human Resources committee retains an independent compensation consultant to provide advice on compensation-related matters.
The committee created a mandate for the consultant that includes:
•advising on compensation levels for the CEO and named executives,
•assessing the CEO’s recommendations on the compensation of the other named executives,
•attending all of its committee meetings (unless otherwise requested by the committee Chair),
•providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
•reporting to the committee on any matters that may arise related to executive compensation.
Meridian has been the independent compensation consultant since September 2014. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant’s advice is an important tool in the committee’s processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.
Meridian provides advice to the committee on matters relating to executive and director compensation. It does not provide consulting or other services to TC Energy, and is not permitted to provide services to management. Before engaging Meridian, and each year after considering all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE, the committee determined that Meridian is independent.
The table below shows the executive and director compensation-related fees paid in 2019 and 2020:
Executive and director compensation-related fees
($ in millions)

Meridian	2020	2019
Consulting to the Human Resources committee	0.16	0.13
Consulting to the Governance committee	0.00	0.02
All other fees	—	—
Total fees	0.16	0.15
70 | TC Energy Management information circular 2021

Director compensation discussion and analysis
APPROACH
Our director compensation program reflects our size and complexity, and reinforces the importance we place on delivering shareholder value. Director compensation includes annual retainers and travel fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our shares (see Deferred share units below for more information about the DSU plan).
The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and committees they serve on.

	WHERE TO FIND IT

>	Director compensation discussion and analysis	71
	Approach	71
	Components	73
>	2020 details	74
	Director compensation table	74
	At-risk investment	76
	Incentive plan awards	78

The Governance committee typically reviews director compensation at least every two years, based on independent advice respecting compensation paid by our peer companies, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors’ time commitment, duties and responsibilities and director compensation practices at comparable companies.
Directors of TC Energy also serve as directors of TCPL. Board and committee meetings of TC Energy and TCPL run concurrently, and the director compensation described below is for serving on both boards. TC Energy does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors’ costs according to a management services agreement between the two companies.

Benchmarking
Director compensation is benchmarked against a peer group of companies reviewed by the Governance committee. For the 2019 year and prior, director compensation was benchmarked against two peer groups: (i) a custom peer group which was comprised of a group of Canadian and U.S. publicly-traded companies and (ii) a general industry peer group. As part of the late 2019 review of director compensation, the Governance committee determined that it would be most appropriate for TC Energy's peer group to mirror the executive compensation peer group, rather than benchmarking against both a custom peer group and an industry peer group.
The companies in our 2020 peer group are consistent with the group of Canadian and U.S. publicly-traded companies included in the executive compensation peer group. Total compensation is determined with reference to our peer group, so we can attract and retain qualified directors.
The Governance committee generally reviews director compensation every two years and recommendations are based on independent advice respecting compensation paid by our peer companies. As the Governance committee last reviewed director compensation in 2019, it is expected to review director compensation and the peer group again in 2021.
The 2020 peer group is listed below.

2020 Peer Group
American Electric Power Co. Inc.	Enbridge Inc.	Occidental Petroleum Corporation
BCE Inc.	Exelon Corporation	Sempra Energy
Canadian National Railway Company	Fortis Inc.	Southern Company
Canadian Natural Resources Ltd.	Husky Energy Inc.	Suncor Energy Inc.
Cenovus Energy Inc.	Imperial Oil Ltd.	Teck Resources Ltd.
Dominion Energy Inc.	Kinder Morgan Inc.	Williams Companies Inc.
Duke Energy Corporation	NextEra Energy Inc.
TC Energy Management information circular 2021 | 71

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TC Energy. Directors must hold at least four times their annual retainer in shares or DSUs within five years of joining the Board.
Directors can meet the requirements by purchasing TC Energy shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the required ownership values if the retainer is increased.
If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.
As President and CEO, Mr. Poirier must instead meet our CEO share ownership requirement which is five times his base salary. Mr. Poirier has until the end of 2026 to meet these ownership requirements.
As of March 4, 2021, all of our non-executive directors are in compliance with our director share ownership policy. Mr. Culbert, Ms. Jones, Mr. Limbacher, Mr. MacNaughton and Ms. Power each have five years from the date they were appointed to meet the director share ownership requirements.

Non-Executive Director	Date appointed	Share ownership date
Mr. Limbacher	June 13, 2018	June 13, 2023
Ms. Power	May 3, 2019	May 3, 2024
Mr. Culbert	May 1, 2020	May 1, 2025
Ms. Jones	May 1, 2020	May 1, 2025
Mr. MacNaughton	May 1, 2020	May 1, 2025
Deferred share units
DSUs are notional shares that have the same value as TC Energy shares. DSUs earn dividend equivalents as additional units at the same rate as dividends paid on our shares.
Our DSU plan allows directors to choose to receive a portion of their retainers and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2020.
Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares of TC Energy purchased on the open market.
72 | TC Energy Management information circular 2021

COMPONENTS
Directors receive annual retainers and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings and other Board activities. Beginning January 1, 2020, director compensation was determined in U.S. dollars based on a decision to align compensation practices with peers and to ensure equitable treatment between our U.S. and Canadian directors. Mr. Poirier is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2020 compensation (presented in U.S. dollars)

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board paid to each director except the Chair of the Board flat fee (no meeting fees paid)	$260,000 per year ($110,000 cash + $150,000 in DSUs)		represented 3,549 DSUs for directors in 2020

Chair of the Board receives a higher retainer because of his level of responsibility flat fee (no meeting fees paid)	$491,000 per year ($201,000 in cash + $290,000 in DSUs)		represented 6,861 DSUs in 2020

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$25,000 per year	Audit

	$20,000 per year	Human Resources

	$20,000 per year	Governance and Health, Safety, Sustainability & Environment

Travel fees if round trip travel is more than three hours	$1,500 per round trip
DSUs are credited quarterly, in arrears, using the closing price of TC Energy shares on the TSX at the end of each quarter.
TC Energy Management information circular 2021 | 73

Director compensation – 2020 details
The table below shows total director compensation awarded, credited or paid in 2020.
DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Stéphan Crétier	148,186	202,073	—	—	—	—	350,259
Michael R. Culbert (joined May 1, 2020)	96,817	132,023	—	—	—	—	228,840
S. Barry Jackson (retired May 1, 2020)	61,196	70,611	—	—	—	2,603	134,410
Susan C. Jones (joined May 1, 2020)	96,817	132,023	—	—	—	—	228,840
Randy Limbacher	150,314	202,073	—	—	—	—	352,387
John Lowe	183,993	202,073	—	—	—	—	386,066
David MacNaughton (joined May 1, 2020)	96,817	132,023	—	—	—	—	228,840
Una Power	150,314	202,073	—	—	—	—	352,387
Mary Pat Salomone	177,257	202,073	—	—	—	—	379,330
Indira Samarasekera	150,314	202,073	—	—	—	—	352,387
D. Michael G. Stewart	175,129	202,073	—	—	—	—	377,202
Siim A. Vanaselja	272,905	390,673	—	—	—	7,890	671,468
Thierry Vandal	167,917	202,073	—	—	—	—	369,990
Steven W. Williams	148,186	202,073	—	—	—	—	350,259
Notes
•The directors' share-based awards, retainers and travel fees are determined in U.S. dollars. The values presented in this table are in Canadian dollars and reflect a U.S./Canadian foreign exchange rate of 1.4187 as at March 31, 2020, 1.3628 as at June 30, 2020, 1.3339 as at September 30, 2020 and 1.2732 as at December 31, 2020.
•In 2020, Mr. Girling was compensated in his role as President and CEO and did not receive any director compensation, nor does Mr. Poirier in his new role as President and CEO.
•Fees earned includes Board and committee chair retainers and travel fees paid in cash, including the portion directors chose to receive as DSUs.
•Share-based awards include the portion of the Board retainer (U.S.$150,000) and the Chair of the Board retainer (U.S.$290,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2020.
•All other compensation includes other compensation not reported in any other column for each director. Mr. Jackson received reserved parking valued at $2,603. Mr. Vanaselja received $7,890 for the installation of a security system.

74 | TC Energy Management information circular 2021

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2020.

	Retainers		Travel	Totals
Name	Board ($)	Committee chair ($)	Travel fee ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)
Stéphan Crétier	148,186	—	—	—	350,259	350,259
Michael R. Culbert (joined May 1, 2020)	96,817	—	—	48,408	180,432	228,840
S. Barry Jackson (retired May 1, 2020)	51,781	9,415	—	61,196	70,611	131,807
Susan C. Jones (joined May 1, 2020)	96,817	—	—	—	228,840	228,840
Randy Limbacher	148,186	—	2,128	150,314	202,073	352,387
John Lowe	148,186	33,679	2,128	183,993	202,073	386,066
David MacNaughton (joined May 1, 2020)	96,817	—	—	96,817	132,023	228,840
Una Power	148,186	—	2,128	—	352,387	352,387
Mary Pat Salomone	148,186	26,943	2,128	177,257	202,073	379,330
Indira Samarasekera	148,186	—	2,128	—	352,387	352,387
D. Michael G. Stewart	148,186	26,943	—	175,129	202,073	377,202
Siim A. Vanaselja	270,777	—	2,128	—	663,578	663,578
Thierry Vandal	148,186	17,603	2,128	—	369,990	369,990
Steven W. Williams	148,186	—	—	—	350,259	350,259
Notes
•The Board received their share-based awards, retainers and travel fees in U.S. dollars. The values presented in this table are in Canadian dollars and reflect a U.S./Canadian foreign exchange rate of 1.4187 as at March 31, 2020, 1.3628 as at June 30, 2020, 1.3339 as at September 30, 2020 and 1.2732 as at December 31, 2020.
•DSUs credited include all share-based awards vested or earned by the directors in 2020. The minimum portion of the Board retainer paid in DSUs in 2020 was U.S.$290,000 for the Chair and U.S.$150,000 for the other directors. DSUs credited also includes the portion of the retainers and travel fees directors chose to receive in DSUs in 2020.
•Total cash and DSUs credited is the total dollar amount paid for duties performed on the TC Energy and TCPL boards.
•DSUs were paid quarterly based on share prices of $62.55, $58.00, $55.90 and $51.75, the closing prices of TC Energy shares on the TSX at the end of each quarter in 2020, respectively. Directors are able to redeem their DSUs when they leave the Board.
•In 2020, Mr. Girling was compensated in his role as President and CEO and did not receive any director compensation, nor does Mr. Poirier in his new role as President and CEO.

TC Energy Management information circular 2021 | 75

AT-RISK INVESTMENT
The table on the following page shows:
•the total value of each director’s shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents up to January 29, 2021,
•their holdings as a percentage of their 2020 annual retainer, and
•the minimum equity investment required, as a multiple of their annual retainer.
The change in value represents the value of DSUs received in 2020, including dividend equivalents credited up to January 29, 2021, plus any additional shares acquired in 2020. The change in value also includes increases and decreases in market value.
Mr. Poirier's at-risk investment is not included in this section due to his role as an executive officer. For more information on Mr. Poirier's at-risk investment, see Mr. Poirier's director profile in Business of the Meeting - The Nominated Directors on page 25.
As of the date of this circular, all of our directors are in compliance with our director share ownership policy. See pages 72 and 88 for more information about our share ownership requirements for directors and executives.
None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TC Energy shares, or any class of shares of its subsidiaries and affiliates.
In the table:
•DSUs include DSUs credited as dividend equivalents up to January 29, 2020.
•Total market value is the market value of TC Energy shares and DSUs, calculated using a closing share price on the TSX of $74.35 on February 26, 2020 and $56.10 on March 4, 2021. It includes DSUs credited as dividend equivalents up to January 29, 2021.
•Mr. Crétier's holdings include 3,120 shares held by his wife.
•Mr. Stewart’s holdings include 2,551 shares held beneficially by his wife.
•The 2021 values presented in As a multiple of annual retainer and Total value of minimum investment reflect an annual retainer value using a U.S./Canadian foreign exchange rate of 1.2637 as at March 4, 2021.
76 | TC Energy Management information circular 2021

At-risk investment

					At-risk investment		Minimum investment required
Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of retainer
Stéphan Crétier	2021	27,271	19,706	46,977	2,635,410	8.02	1,314,248	4x
	2020	27,271	12,609	39,880	2,965,078	12.62	940,000	4x
	Change	—	7,097	7,097	(329,668)	(4.6)
Michael R. Culbert (joined May 1, 2020)	2021	5,500	3,383	8,883	498,336	1.52	1,314,248	4x
	2020	5,500	—	5,500	408,925	—	—	—
	Change	—	3,383	3,383	89,411	1.52
Susan C. Jones (joined May 1, 2020)	2021	6,666	4,290	10,956	614,632	1.87	1,314,248	4x
	2020	6,666	—	6,666	495,617	—	—	—
	Change	—	4,290	4,290	119,015	1.87
Randy Limbacher	2021	10,000	8,436	18,436	1,034,260	3.15	1,314,248	4x
	2020	—	4,500	4,500	334,575	1.42	940,000	4x
	Change	10,000	3,936	13,936	699,685	1.73
John E. Lowe	2021	25,000	22,725	47,725	2,677,373	8.15	1,314,248	4x
	2020	20,000	18,015	38,015	2,826,415	12.03	940,000	4x
	Change	5,000	4,710	9,710	(149,042)	(3.88)
David MacNaughton (joined May 1, 2020)	2021	—	2,475	2,475	138,848	0.42	1,314,248	4x
	2020	—	—	—	—	—	—	—
	Change	—	2,475	2,475	138,848	0.42
Una Power	2021	1,560	8,980	10,540	591,294	1.80	1,314,248	4x
	2020	—	2,430	2,430	180,671	0.77	940,000	4x
	Change	1,560	6,550	8,110	410,623	1.03
Mary Pat Salomone	2021	3,500	26,910	30,410	1,706,001	5.19	1,314,248	4x
	2020	3,000	21,972	24,972	1,856,668	7.9	940,000	4x
	Change	500	4,938	5,438	(150,667)	(2.71)
Indira Samarasekera	2021	—	23,671	23,671	1,327,943	4.04	1,314,248	4x
	2020	—	16,325	16,325	1,213,764	5.16	940,000	4x
	Change	—	7,346	7,346	114,179	(1.12)
D. Michael G. Stewart	2021	20,057	48,347	68,404	3,837,464	11.68	1,314,248	4x
	2020	19,067	42,247	61,314	4,558,696	19.4	940,000	4x
	Change	990	6,100	7,090	(721,232)	(7.72)
Siim A. Vanaselja	2021	12,000	54,797	66,797	3,747,312	6.04	2,481,907	4x
	2020	12,000	40,407	52,407	3,896,460	7.94	1,964,000	4x
	Change	—	14,390	14,390	(149,148)	(1.9)
Thierry Vandal	2021	269	19,890	20,159	1,130,920	3.44	1,314,248	4x
	2020	269	12,436	12,705	944,617	4.02	940,000	4x
	Change	—	7,454	7,454	186,303	(0.58)
Steven W. Williams	2021	3,000	8,874	11,874	666,131	2.03	1,314,248	4x
	2020	3,000	2,364	5,364	398,813	1.7	940,000	4x
	Change	—	6,510	6,510	267,318	0.33
Total	2021	114,823	252,484	367,307	20,605,923
	2020	96,773	173,305	270,078	20,080,299
	Change	18,050	79,179	97,229	525,624
TC Energy Management information circular 2021 | 77

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2020. Year-end values are based on $51.75 being the closing price of TC Energy shares on the TSX at December 31, 2020. Non-executive directors are not eligible to participate in our stock option plan and, accordingly, none of our non-executive directors have outstanding option-based awards.

Name	Number of shares or units of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of share-based awards vested during 2020 (#)	Share-based awards- value vested during 2020 ($)
Stéphan Crétier	286	14,851	19,419	1,004,944	6,939	359,112
Michael R. Culbert (joined May 1, 2020)	49	2,549	3,333	172,497	3,333	172,497
S. Barry Jackson (retired May 1, 2020)	702	36,339	47,515	2,458,926	8,311	430,111
Susan C. Jones (joined May 1, 2020)	62	3,233	4,227	218,777	4,227	218,777
Randy Limbacher	122	6,357	8,312	430,188	3,858	199,692
John Lowe	330	17,127	22,394	1,158,905	4,563	236,171
David MacNaughton (joined May 1, 2020)	36	1,865	2,438	126,218	2,438	126,218
Una Power	130	6,767	8,848	457,928	6,443	333,472
Mary Pat Salomone	391	20,280	26,517	1,372,292	4,770	246,853
Indira Samarasekera	344	17,839	23,326	1,207,134	7,168	370,977
D. Michael Stewart	704	36,436	47,642	2,465,506	5,827	301,578
Siim A. Vanaselja	798	41,297	53,999	2,794,458	14,005	724,799
Thierry Vandal	289	14,990	19,599	1,014,297	7,291	377,310
Steven W. Williams	129	6,688	8,744	452,526	6,405	331,459
Notes
•The dollar values presented in this table are in Canadian dollars based on the closing price of TC Energy shares on the TSX at December 31, 2020.
•All share-based awards in this chart are DSUs.
•The total Market or payout value of share-based awards that have not vested is $171,160 at December 31, 2020.
•Shares or units not vested are dividends declared at December 31, 2020, but not payable until January 29, 2021. Number of shares or units of share based awards that have not vested is calculated using the closing price of TC Energy shares on the TSX at January 29, 2021 of $54.81.
•Mr. Jackson retired on May 1, 2020 and has until May 1, 2021 to fully redeem his DSUs.
78 | TC Energy Management information circular 2021

Human Resources committee letter to shareholders
Dear Shareholder:
The Board is holding its twelfth consecutive say on pay advisory vote regarding our approach to executive compensation. We hope you will support our deliberations once again this year as we appreciate the strong shareholder support we have received in the past. This letter and the accompanying compensation discussion and analysis (CD&A) will explain the approach taken by the Human Resources committee and the Board to assess the performance of TC Energy, the CEO and the executive vice-presidents in 2020, and the basis on which we reached compensation decisions for each of our named executive officers.
TC Energy's approach to compensation
Our vision is to be the leading energy infrastructure company in North America, focusing on pipeline and power generation opportunities where we have, or can develop, a significant competitive advantage.
Our business features long-life, capital intensive assets, most of which are subject to regulated returns or other long-term contractual arrangements. Our compensation plans are designed to encourage disciplined management decision-making in the balanced pursuit of near-term financial performance and responsible long-term facilities development.
The Human Resources committee periodically conducts a comprehensive review of our incentive compensation program design to ensure it aligns well to market practice and that there continues to be a strong link between

	WHERE TO FIND IT

>	Human Resources committee letter to shareholders	79
>	Executive compensation discussion and analysis	82
	Introduction	82
	Approach	85
	Components	89
	Corporate performance	98
	Business unit performance	99
	Payout of 2018 executive share unit award	100
	Grant of 2021 executive share unit award	102
	Executive profiles	102
>	2020 details	108
	Summary compensation table	108
	Incentive plan awards	111
	Equity compensation plan information	113
	Retirement benefits	114
	Termination and change of control	115

performance achieved and compensation delivered. An annual review is also conducted to assess changes in market practice to ensure our programs remain aligned with our peer group and consistent with emerging governance best practices. Since 2019, we have increased the weighting of performance share units and decreased the weighting of stock options, increased our minimum shareholding requirements for executives, and implemented a post-holding requirement for the CEO. We also made an amendment to our Clawback policy for 2020 to incorporate a holdback mechanism for incentive compensation.
For 2021, we have elected to keep our compensation programs unchanged from prior years as they continue to align well to market and to performance. As always, we evaluated executive compensation levels relative to market to ensure they remain competitive in order to attract and retain the critical talent required to run our business now and into the future.

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2020 performance and compensation
The Board approved the 2020 annual corporate scorecard early in the year, consistent with our practice in prior years. Goals were set in the areas of safe, reliable and sustainable operations, financial results, optimization of our existing assets, excellence in project execution, growth of our asset base and execution of strategic portfolio management activities. Not long after our annual goals were set, COVID-19 was declared a global pandemic by the World Health Organization. The pandemic created volatile capital market conditions and drove a significant reduction in overall global economic activity, including widespread extended shutdowns of businesses along with supply chain disruptors. Notwithstanding these challenges, we continued to effectively operate our assets, conduct commercial activities and execute on projects while ensuring a focus on health, safety and reliability throughout 2020. Our long-life infrastructure assets cover strategic North American corridors and are supported by long-term commercial arrangements and/or rate regulation, which allowed us to continue generating predictable and sustainable cash flows and earnings in the year. At the end of the year, the Board assessed TC Energy’s accomplishments against each objective on the 2020 scorecard to determine the appropriate level of annual incentive compensation for executives.
Safety remains our highest priority. Consequently, our safety and asset integrity targets are designed to meet or exceed the best standards in our industry and promote continuous improvement. In 2020, our overall performance was above target due to strong results in most safety and asset integrity categories with challenges in others. Management, with the support of the Board, continues to pursue a goal of zero incidents related to safety and asset integrity in the organization while increasing our focus on sustainability in our operating practices.
We achieved record comparable earnings per share (EPS) of $4.20 in 2020. We negotiated a five-year settlement on the NGTL System and a six-year settlement on the Canadian Mainline, both of which included incentive mechanisms that are beneficial to our customers and the company. New long-term contracts were added, and innovative cost-saving initiatives were implemented. During the year, we placed $5.9 billion of new assets into service while continuing to advance our $20 billion portfolio of capital projects. Most of our near-term projects were brought into service on-time and on-budget, but we continue to work through scope increases as well as administrative and pandemic-related delays on other projects. The result was an overall project execution score just below target. Lastly, we scored above target for growth and portfolio optimization as we added $2.2 billion of new commercially-supported projects in the year. We secured project financing for and sold a 65 per cent interest in Coastal GasLink and completed the sale of our Ontario natural gas-fired power plants. More information on our 2020 performance can be found starting on page 98.
The Board reviewed in detail the 2020 scorecard results, including all calculations, and approved a corporate factor of 1.2 for the year. This factor was used in determining annual incentive awards for all non-union employees.
For our long term compensation program, the Board approved a performance multiplier of 1.55 for the 2018 ESU award that vested in 2020. The multiplier is derived from a calculation that considers a cumulative three-year EPS target, underpinned by a requirement that sufficient cash from operations be generated to support dividend growth, as well as total shareholder return (TSR) relative to both direct business peers and a dividend subset of the S&P/TSX 60.
The Board adheres to a disciplined, quantitative approach of assessing performance, but we also apply our business judgment when assessing the reasonableness of the results. Ultimately, we concluded that 2020 was a year of strong overall performance in unprecedented times. TSR for 2020 was -16 per cent primarily due to a downturn in the energy market as a whole. The lower share price at the end of 2020 is reflected in both the payout factor and the underlying value of our equity-based long-term incentive programs, and the Board concluded that the payout levels under both the annual and long term plans were appropriately aligned with TC Energy's performance.

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Independent consultant
The Human Resources committee is advised by Meridian as its independent consultant on all executive compensation matters. The consultant’s mandate includes providing advice on compensation for the named executives, incentive design, compensation governance and pay for performance, attending all committee meetings and providing data, analysis or opinions on compensation-related matters as requested. While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee’s deliberations. The committee meets routinely in-camera and with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. You can find additional information on the independent consultant on page 70.
Conclusion
The Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and the committee are also aware that our decisions must be logical and understandable to our employees, shareholders and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on the next page. We respond to shareholder questions on an individual basis, take input from stakeholders and continue to revisit our approach to ensure that our program remains appropriate.
We thank you for your continued confidence in TC Energy and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TC Energy Corporation, 450 - 1 Street S.W., Calgary, AB, Canada T2P 5H1.

Sincerely,

Thierry Vandal	Siim A. Vanaselja
Chair, Human Resources Committee	Chair of the Board of Directors
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Executive compensation discussion and analysis
INTRODUCTION
This CD&A explains our executive compensation program, our 2020 performance, the performance assessment by the Human Resources committee and the Board and their compensation decisions for our named executives:
•Russell Girling, President and Chief Executive Officer
•Donald Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer
•François Poirier, Chief Operating Officer and President, Power & Storage
•Stanley Chapman III, Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines
•Tracy Robinson, Executive Vice-President and President, Canadian Natural Gas Pipelines and President, Coastal GasLink.
At the end of 2020, the named executives, and five other executive vice-presidents made up our executive leadership team.
On January 1, 2021, two of our senior vice-presidents were appointed to our executive leadership team. In our discussion, references to our executive leadership team and executive compensation include our CEO and the executive vice-presidents only.
Mr. Poirier was appointed President and CEO on January 1, 2021, succeeding Mr. Girling, who retired from the role of President and CEO effective December 31, 2020. Mr. Girling continued to be employed at TC Energy in a non-executive capacity until February 28, 2021 to provide transition services as a senior advisor. The Board reviewed the succession and transition plan relating to Mr. Girling's retirement, including the appointment, compensation and employment terms for Mr. Poirier, all effective January 1, 2021.
Compensation highlights
The Human Resources committee and the Board made the following executive compensation decisions in 2021:

Program component	Decision/rationale
Base salary adjustments
•Base pay was maintained at the same level as 2020, except where executives were developing into new roles. Increases are effective March 1, 2021. Mr. Poirier's base salary increase was effective January 1, 2021 to coincide with his appointment as President and CEO.

Short-term incentive payments	•Reflect a corporate factor of 1.2 and business unit factors ranging from 1.0 to 1.3.
2018 ESU award
•Approved a performance multiplier for the 2018 ESU award of 1.55, reflecting relative TSR performance at the 32nd percentile of the TSX 60 Index and at the 64th percentile of the ESU peer group, and comparable EPS above target over the three-year period ended December 31, 2020.
•The performance multiplier, combined with the change in share price from $61.95 to $54.75 and dividend reinvestment, results in a payout that is 159 per cent of the original award value.
•See Payout of executive share unit award starting on page 100.

2021 ESU award
•The Board approved three-year targets for comparable EPS and relative TSR.
•The industry-relative TSR group was unchanged and the high-dividend subgroup was updated to include 29 high-dividend companies in the S&P/TSX 60.
•See Grant of 2021 executive share unit award on page 102.

2021 Corporate scorecard and 2021 business unit scorecards	•The committee recommended, and the Board approved, the 2021 corporate scorecard, as well as the business unit scorecards and individual objectives for the named executives.

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Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.
The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2016	2017	2018	2019	2020
Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.1%	0.8%	0.7%	0.7%	0.8%

Notes
•Comparable earnings per share and Comparable earnings are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Schedule B on page 125 for more information).
•Total direct compensation awarded to the named executives was higher in 2020 as compared to previous years due to Mr. Poirier’s promotion to Chief Operating Officer on January 1, 2020.

Comparable earnings per share - basic ($ dollars) vs. Total direct compensation awarded to the named executives ($ millions)
2016 ($23.5 $2.78) 2017 ($21.3 $3.09) 2018 ($24.3 $3.86) 2019 ($25.7 $4.14) 2020 ($30.0 $4.20) - $0 $10 $20 $30 $40 $50 $60 $0 $1 $2 $3 $4 $5 $6

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Compensation vs. total shareholder return
Our TSR, the change in value of TC Energy shares plus reinvestment of dividends, has delivered an annual compound return of 7.5 per cent over the last five years compared to 9.3 per cent for the S&P/TSX Composite Total Returns Index. TC Energy shares outperformed the S&P/TSX Composite Total Returns Index in 2016 through 2019, but declined in 2020 reflecting the downturn in energy sector stocks as a result of the pandemic.
The chart below illustrates TSR, assuming an initial investment of $100 in TC Energy shares as of the year ended 2015, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period. In both cases, the chart assumes that all dividends are reinvested.
TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives. Consequently, we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in any given period. The realized value of long-term compensation awarded in any given year is not guaranteed, it is equity-based, and its value is directly affected by changes in our share price.

At year end	2015	2016	2017	2018	2019	2020	Compound annual return
TRP	$100.00	$139.43	$146.49	$122.60	$182.25	$143.56	7.5%
TSX	$100.00	$121.08	$132.09	$120.36	$147.89	$156.17	9.3%

Total shareholder return Total direct compensation awarded to the named executives
TC Energy (TRP), S&P/TSX Composite Total Returns Index (TSX) Total direct compensation awarded to the named executives ($ millions)
2016 $23.5 2017 $21.3 2018 $24.3 2019 $25.7 2020 $30.0 - $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 $200 $0 $10 $20 $30 $40 $50 $60

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APPROACH
TC Energy’s executive compensation program is designed to meet four key objectives:
•provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy,
•offer levels and types of compensation that are competitive with the market,
•align executives’ interests with those of our various stakeholders, and
•attract, engage and retain our executives.
Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 68 and 69 for more information.
Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and advice from the committee’s independent consultant.
The Board makes all decisions affecting CEO and executive vice-president compensation based on the committee’s recommendations.

Analysis - Recommendation - Approval
Independent consultant Research, analyze and provide competitive market data for named executives (See benchmarking on pages 86 and 87)
Human resources management Research, analyze and provide competitive market data for other executive vice-presidents. While using the benchmarks as a guideline, being mindful of the broader environment as it considers adjustments; Compile corporate and business unit performance data (see relative weightings on page 91)
Human Resources committee Review compensation analysis from independent consultant and human resources management; Review corporate and business unit performance and CEO recommendations for the relevant performance period. Review historical information on previously awarded compensation. The committee does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years
CEO Assess corporate and business unit performance, with input from the Board, and make compensation recommendations for executive vice-presidents (excluding the CEO); Provide CEO self-assessment
Independent consultant Review and provide opinion on the CEO's recommendations and CEO pay
Human Resources committee Approve and recommend compensation for the CEO and all executive vice-presidents
Board Approve compensation for the CEO and all executive vice-presidents

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Benchmarking
We benchmark our executive compensation against a peer group of companies to assess the competitive market. Each year, the committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.
The peer group for the named executives reflects:
•the size of TC Energy relative to the peer companies,
•a broad sample size, which reduces potential volatility in the data,
•the scope of TC Energy’s North American business activities, and
•the broad market from which TC Energy competes for executive talent.
The 2020 peer group for our named executives is listed below. The only change from the 2019 peer group was the removal of PG&E Corporation as it had filed for bankruptcy. For 2021, the committee removed Husky Energy Inc. as it was acquired by Cenovus Energy Inc. on January 4, 2021, and added Pembina Pipeline Corporation due to its strong industry match.

Named executive peer group
American Electric Power Co. Inc.	Husky Energy Inc.
BCE Inc.	Imperial Oil Ltd.
Canadian National Railway Company	Kinder Morgan Inc.
Canadian Natural Resources Ltd.	NextEra Energy Inc.
Cenovus Energy Inc.	Occidental Petroleum Corporation
Dominion Energy Inc.	Sempra Energy
Duke Energy Corporation	Southern Company
Enbridge Inc.	Suncor Energy Inc.
Exelon Corporation	Teck Resources Ltd.
Fortis Inc.	Williams Companies Inc.
In order to be truly representative, it is important that TC Energy’s peer group include companies from both Canada and the U.S. because:
•we have significant North American operations, with 53 per cent of our total revenues earned in the U.S.,
•some of our closest industry peers are U.S. companies, and
•we are one of the largest companies in Canada both by asset value and market capitalization. If the peer group was limited to exclusively Canadian companies, we would be one of the largest companies in the peer group, which would distort benchmark compensation comparisons and provide information that does not reflect the size, scope or complexity of our business.
We benchmark each named executive position against similar positions in the peer group and direct compensation is generally set within a competitive range of the market median. The committee recognizes that even with a relatively large peer group, the results can be skewed by changes in the underlying market data. As a result, the committee exercises judgment in the interpretation of the data and is guided by the independent consultant in this regard. Competitive market data for the peer group provides an initial reference point for determining executive compensation.
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Profiles At December 31, 2019	TC Energy	Named executive peer group
		Median	75th percentile
Assets	$99.3 billion	$88.3 billion	$147.8 billion
Revenue	$13.3 billion	$22.4 billion	$29.5 billion
Market capitalization at December 31, 2020 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$48.6 billion	$45.4 billion	$82.3 billion
Employees	7,402	13,485	20,327
Notes
•Named executive peer group scope information reflects 2019 data, unless otherwise noted, as this was the most current information available at the time the analysis was performed. For comparability, the TC Energy scope information also reflects 2019 data.
•Values reflect a U.S./Canada foreign exchange rate of 1.3415 for 2020 and 1.3269 for 2019.
Total direct compensation is generally set within a competitive range of the market median.

See Components on page 89 for more information about total direct and indirect compensation.

Below expectations Performance meets expectations Exceeds expectations Target Below median market compensation Median market compensation Above median market compensation
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Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. As at December 31, 2020 the ownership requirements were:

Executive level	Required ownership (multiple of base salary)
CEO	5x
Executive vice-president	3x
Senior vice-president	2x
Vice-president	1x
In 2020, the Board made no changes to the share ownership requirements.
The CEO is required to maintain his or her required ownership level for one year after retirement.
Executives have five years to meet the requirement and must buy and hold shares with a value of 50 per cent of the net proceeds of all stock options exercised until they meet their share ownership requirement. In addition, executives must buy and hold shares equal to 50 per cent of any net payment under the ESU plan until their ownership requirement is met.
The committee reviews share ownership levels for each executive annually and uses its discretion in assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.
Mr. Girling and Mr. Poirier met their share ownership requirements as at December 31, 2020. Mr. Marchand met his requirement at the end of 2019 but has since dropped below due to the decrease in the share price in 2020. Mr. Marchand, Mr. Chapman and Ms. Robinson have until the end of 2024 to meet their requirements.

See Executive profiles starting on page 102 for share ownership levels.
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COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans. We also offer indirect compensation which includes retirement benefits, other benefits and perquisites.

Element	Form	Performance period	Objective
Base salary (fixed)	Cash	•One year	•Provide base compensation commensurate with the role •Attract and retain executives
Short-term incentive (variable)	Cash	•One year
•Motivate executives to achieve key annual business and financial objectives
•Reward executives for contribution to TC Energy
•Align interests of executives and shareholders
•Attract and retain executives

Long-term incentive (variable)	ESUs	•Three-year term •Vesting at the end of the term •Awards subject to a performance multiplier based on pre-established targets	•Motivate executives to achieve medium-term business objectives •Align interests of executives and shareholders •Attract and retain executives
	Stock options	•Seven-year term •One third vest each year beginning on the first anniversary of the grant date	•Motivate executives to achieve long-term shareholder value creation •Align interests of executives and shareholders •Attract and retain executives
Retirement benefits	Defined Benefit Pension Plan and Supplemental Pension Plan for Canadian executives	•To be realized during retirement	•Provide a source of income at retirement •Attract and retain executives
401(k) Plan and Non-Qualified Plan for U.S. executives
Traditional health and welfare programs	Benefit plans	•One year	•Support the health and well-being of executives •Attract and retain executives
Perquisites	Flexible perquisite allowance, club memberships, reserved parking space and a car allowance	•One year	•Attract and retain executives

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Fixed compensation
Base salary
Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the committee analyzes and provides relevant market data to the committee and the Board. TC Energy is now one of Canada's largest corporations by asset size. Thus, in assessing current competitive compensation, the committee takes into account the broader scope of some roles at the company.
Increases in base salary for the named executives are based on their performance, competitive market data, experience in and scope of the role, and compensation relative to other executives at TC Energy. Base salary adjustments are typically effective March 1.
Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases in proportion by executive level.
Short-term incentive
The short-term incentive plan is principally designed to motivate employees to achieve key annual business objectives. It rewards individuals for their contributions and aligns the interests of employees and shareholders. In doing so, it offers the opportunity for supplemental compensation, which is a factor in attracting and retaining highly-qualified and motivated talent. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.
Annual cash awards are made to the named executives based on a formula that takes into account:

Base salary X Short-term incentive target X [(Corporate performance factor X Corporate weighting) + (Business unit performance factor (if applicable) X Business unit weighting (if applicable)] = Short-term incentive award ($)
Market data is used to establish short-term incentive target levels for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our peer group.
The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors.

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Awards are based on the following target levels and performance measure relative weightings.

	Short-term incentive target (% of base salary)	Payout range (% of target)	2020 Performance measure relative weighting
			Corporate	Business unit
President and Chief Executive Officer (Russell Girling)	135%	0 - 200%	100%	—
Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer (Donald Marchand)	80%	0 - 200%	100%	—
Chief Operating Officer and President, Power & Storage (François Poirier)	100%	0 - 200%	100%	—
Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines (Stanley Chapman III)	80%	0 - 200%	60%	40%
Executive Vice-President and President, Canadian Natural Gas Pipelines and President, Coastal GasLink (Tracy Robinson)	80%	0 - 200%	60%	40%
While targets are reviewed annually against the competitive market data, they are not expected to change every year unless the role changes or is reassessed relative to market conditions. As with base pay, median targets are a reference but may not reflect the appropriate competitive level given TC Energy's size and complexity compared to other peers as well as the scope and experience of the executive in the role.
Mr. Girling retired as President and CEO effective December 31, 2020. Effective January 1, 2021, Mr. Poirier assumed the role of President and CEO with a target annual incentive of 100 per cent of base salary.
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Long-term incentive
Each year, the committee and the Board grant long-term incentive awards to the named executives considering median market levels and potential to contribute to TC Energy's future success.
The allocation of long-term incentive awards for our CEO and executive vice-presidents is 60 per cent performance-contingent ESUs and 40 per cent stock options.
Executive share units
These are notional share units awarded under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. ESUs can vest at 0 per cent to 200 per cent, depending on performance against targets established at the beginning of the period.
ESU awards, if earned, are paid out in a lump sum cash payment in the first quarter following the end of the performance period.
Notes
•Number of ESUs vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period. Dividends and ESUs vest at the same time and only to the same extent that the underlying ESUs vest.
•Valuation price on the vesting date is the volume-weighted average closing price of TC Energy shares for the 20 trading days immediately prior to and including the vesting date (December 31).
"Off-cycle" grants may be made to newly hired executives and to executives promoted part way through the year. These grants will vest on the same schedule as the standard grants that year and will be subject to the same valuation and performance multiplier; however, depending when the off-cycle grant was made, it will accrue fewer dividends than the standard grant.

Number of ESUs vesting X Valuation price on the vesting date X Performance multiplier = ESU payout ($)
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Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved by shareholders in 2016. The plan is administered by the Human Resources committee, which is composed entirely of independent directors. The total number of shares that can be reserved for issuance to insiders, or issued to insiders at any time and within any one-year period, under any of our security-based compensation arrangements (as defined in the TSX Company Manual), is limited to 10 per cent or less of our issued and outstanding shares. Non-executive directors are not eligible to participate in the plan. Under the terms of the plan, the committee determines which employees are eligible to participate. Only employees at the vice-president level or above are currently eligible to receive stock options. The committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that increasing, reducing or limiting grants based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.
Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.
Executives are limited to trading TC Energy shares in four windows (open trading windows), which are designated quarterly. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports.
Executives are not permitted to trade when they are in possession of material, non-public information. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens. Similar extensions apply when there is a special trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.
Exercise price
The exercise price of an option is the closing market price of TC Energy shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options. We do not provide financial assistance to plan participants in connection with the exercise of options.
Adjustments
The number of shares subject to an option will be adjusted under the terms of the plan when exercised, if, before the exercise of any option:
•the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or
•a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.
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More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is incapacitated.
The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:
•clarify an item,
•correct an error or omission,
•change the vesting date of an existing grant, or
•change the expiry date of an outstanding option to an earlier date.
The committee cannot make any amendments to the plan that adversely affect the holders’ rights relating to any previously granted options without their consent.
The plan requires certain amendments to be approved by shareholders, including:
•increasing the number of shares available for issue under the plan,
•lowering the exercise price of a previously granted option,
•canceling and reissuing an option,
•permitting options to be transferable or assignable other than for normal estate settlement purposes,
•changing the categories of individuals eligible to participate in the plan,
•providing financial assistance to a participant in connection with the exercise of options,
•extending the expiry date of an option, and
•changing the types of amendments that require shareholder approval.

For more details on stock options, see Equity compensation plan information on page 113.
See the Compensation on termination table starting on page 116 for the effect of certain employment events on participants’ entitlements under the plan.

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Retirement benefits
Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.
Participation in the DB plan is mandatory once a Canadian employee has 10 years of continuous service. All of the Canadian named executives participate in the DB plan. Mr. Chapman is a U.S. employee and participates in the 401(k) Plan and the Non-Qualified Plan.
For employees hired before January 1, 2019, normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit at normal retirement age is calculated as follows:
Notes
•Highest average earnings is the average of an employee’s best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee’s base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2020, this was 100 per cent for Mr. Girling, 80 per cent for Mr. Poirier and 60 per cent for the other Canadian named executives. Pensionable earnings do not include any other forms of compensation.
•YMPE is the Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.
•Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in the Employee's highest average earnings calculation plus the two previous years.
•Credited service is the employee’s years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada) which is currently $3,246 for each year of credited service. Participants therefore cannot earn benefits in the registered plan on any compensation that is higher than approximately $203,000 per year.
Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however, the benefit is reduced by an actuarial equivalence from age 55.
Although our DB plan is non-contributory, participants can make pension contributions to an enhancement account for buying ancillary or "add-on" benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.
Any employees, including named executives, who join TC Energy after January 1, 2019, will be subject to the following retirement benefit calculation: 1.5 per cent of the employee’s highest average earnings multiplied by credited service, where highest average earnings is the average of an employee’s best 60 consecutive months of pensionable earnings in their last 15 years of employment. Normal retirement age is 60; however, participants may retire as early as age 50, but the benefit is reduced by five per cent per year for each year until they reach age 60.

(1.25% of employee’s highest average earnings (up to the final average YMPE) + 1.75% of employee’s highest average earnings (above the final average YMPE)) X Credited service = Annual retirement benefit ($)

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Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently, there are approximately 960 participants in the supplemental pension plan including the Canadian named executives. All DB pension plan participants with pensionable earnings exceeding approximately $203,000 per year are eligible to participate in the supplemental pension plan.
Contributions to the plan are subject to Board approval and are based on an actuarial valuation of the supplemental pension plan obligations each year.
At the discretion of the Board, annual funding for the supplemental pension plan approximates current year service cost accruals and the five-year amortization of deficits. This funding practice is aligned with the approach utilized under our registered pension plan.

The DB pension plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. This discretion has not been exercised since 2004. See the Defined benefit pension plan table and footnotes on page 114 for details.

All DB pension plan participants, including our Canadian named executives, receive the normal form of pension when they retire:
•monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or
•if the employee is not married, the monthly pension is paid to the employee’s beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.
Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:
•increasing the percentage of the pension value that continues after they die,
•adding a guarantee period to the pension, or
•transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.
TransCanada 401(k) and Savings Plan
The TransCanada 401(k) and Savings Plan (401(k) Plan) provides a company contribution in addition to a voluntary employee contribution with a company match. Mr. Chapman participates in the 401(k) Plan.
The company contributes seven per cent of each participant's base salary (up to Internal Revenue Service (IRS) contribution limits) to a 401(k) account. Participants can also make voluntary contributions and receive a company match equal to 100 per cent up to the first five per cent of eligible earnings. All company contributions vest immediately. For 2021, the IRS annual compensation limit is $290,000 while the annual employee 401(k) contribution limit is $19,500 with an additional $6,500 of contribution room for employees age 50 and older.
The 401(k) Plan offers a number of investment options to help participants meet their saving goals. The TransCanada USA Services Inc. Investment Committee monitors and measures the performance of the investment funds offered in the 401(k) Plan in relation to established performance guidelines and occasionally makes changes to the choice of investment funds where necessary.
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TransCanada USA Services Inc. Non-Qualified Plan
The TransCanada USA Services Inc. Non-Qualified Plan is offered to employees with earnings in excess of the annual compensation limit imposed by the IRS on qualified retirement plans. Employee contributions are voluntary and eligible employees must enroll annually. Mr. Chapman participates in the Non-Qualified Plan.
The company provides employer matching contributions to eligible participants using the same formula as the 401(k) Plan offset by the maximum amount allowed in the 401(k) Plan. The company will also contribute seven percent of base pay less what is contributed in the 401(k) Plan. The investment options and monitoring align to the 401(k) Plan.
Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices in the country in which they work. These benefits help to attract and retain talent.
Perquisites
Named executives receive a limited number of perquisites, including:
•a flexible perquisite allowance to use at their discretion,
•club memberships,
•a reserved parking space, and
•an annual car allowance.
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CORPORATE PERFORMANCE
The following summarizes our 2020 corporate performance against annual objectives.
You can find definitions of these terms and more information about our financial and business performance in our 2020 Management's discussion and analysis (MD&A) on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
The Board approved a corporate factor of 1.2, which is above target level performance. The corporate factor was used in determining the 2020 annual incentive awards for all non-union employees.

	2020 target	2020 result	Rating (0-2.0)	Weighting	Factor	Highlights
1. Safety and asset integrity	Various targets	Exceeded	1.5	20%	0.3	Safety and asset integrity remains our highest priority. We realized strong results against most targets but experienced challenges in others.
2. Financial results						We achieved comparable EPS of $4.20. Consistent with 2019 and 2018, EPS for compensation purposes was adjusted for the impact of tax reform (see Notes below).
Comparable earnings per share	$4.15	$4.29	1.7	20%	0.3
3. Optimize existing assets	$150 million of incremental annual long-term value	Met	1.0	20%	0.2	We negotiated long-term settlements on the NGTL System and Canadian Mainline and secured a new presidential permit on the base Keystone pipeline. We added a number of new agreements, sold additional pipeline capacity, implemented innovative cost-saving initiatives and completed several low cost projects that generated a high return.
4. Project execution	Cost and schedule targets	Partially met	0.9	20%	0.2	Approximately $5.9 billion of assets were successfully placed in service. Most of our projects were delivered on-time and on-budget, but delays and cost overruns were experienced on others.
5. Grow asset base	New projects and strategic portfolio management activities	Exceeded	1.1	20%	0.2
We secured approximately $2.2 billion of new, commercially-secured energy infrastructure projects, including additional expansions to the NGTL System, several U.S. Natural Gas Pipeline projects and the acquisition of an additional 50 per cent interest in TC Turbines. We also secured project financing for and sold a 65 per cent interest in Coastal GasLink and completed the sale of our Ontario natural gas-fired power plants.

Overall corporate factor				100%	1.2
Notes
•The Financial results objective will score a maximum of 1.0 if the ratio of dividends per share/comparable funds generated from operations per share is greater than 50 per cent. The ratio for 2020 was 41 per cent.
•The committee evaluated all non-comparable adjustments to 2020 EPS and concluded that they are non-recurring items or unrealized gains/losses and it is therefore appropriate to exclude them in evaluating performance against the scorecard target. The committee also considered the negative impact of Mexico tax reform in its deliberations on the Financial results objective. This is a consistent approach with that taken in 2018, when the impact of U.S. tax reform was positive and EPS used to evaluate performance was reduced accordingly, as well as with 2019, when the impact of U.S. tax reform was negative and EPS used to evaluate performance was increased accordingly.
•Earnings per share for compensation purposes was $4.29, calculated as follows:

Net income per common share	$4.74
Gain on sale of assets	(0.15)
Tax-related adjustments	(0.32)
Risk management activities	(0.07)
Comparable earnings per share	4.20
Impact of Mexico tax reform	0.09
Earnings per share for compensation purposes	$4.29
•We calculate both Net income per common share and Comparable earnings per share based on the weighted average number of our common shares outstanding (940 million in 2020).
•Comparable earnings per share and Comparable funds generated from operations per share are non-GAAP measures and do not have any standardized meaning as prescribed by U.S. GAAP (see Schedule B for more information).

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BUSINESS UNIT PERFORMANCE
Each business unit's performance is assessed relative to a scorecard of metrics and targets established at the start of the year and approved by the Board. The CEO reviews and assesses business unit results, which are then recommended to the Board for approval.
While each business unit scorecard is unique, each consists of the same five categories as the corporate scorecard and are measured using similar key metrics as illustrated on the previous page. Each business unit also allocates 20 per cent of its performance to safety and asset integrity to highlight its importance.

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PAYOUT OF 2018 EXECUTIVE SHARE UNIT AWARD
Performance multiplier
The ESU award granted in 2018 vested on December 31, 2020, and will be paid in March 2021. The performance multiplier for this award was determined based on the guidelines in the table below.

If TC Energy’s performance is	Then the performance multiplier is
Below threshold	0	We calculate the performance multiplier using a straight-line interpolation if performance is: •between threshold and target, or •between target and maximum
At threshold	0.50
At target	1.00
At or above maximum	2.00
This award provided for a performance multiplier from 0 to 2.0 based on the Board’s assessment of how the company performed in terms of relative total shareholder return and comparable EPS targets over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 1.55, based on the following result:

Measure	Period	Performance level targets for 2018 ESU award			Actual performance	Multiplier	Weighting	Weighted multiplier
		Threshold	Target	Maximum
Relative TSR against the TSX 60 Index	January 2018 to December 2020	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P32	0.64	25%	0.16
Relative TSR against the ESU peer group (see page 101)		at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P64	1.56	25%	0.39
Comparable earnings per share		10.14	10.81	11.55	11.83	2.00	50%	1.00
Performance multiplier								1.55
Notes
•Actual comparable earnings per share of $12.20 for the three-year period was reduced by the net positive impact of U.S. and Mexico tax reform of $0.37.
•Relative TSR is calculated using $54.75, the 20-day volume-weighted average closing price of TC Energy shares on the TSX at December 31, 2020. Our absolute TSR performance was 2.4 per cent.
•The ratio of cumulative dividends per share/cumulative funds generated from operations per share for the three-year period was less than 50 per cent (39.6 per cent), and so satisfied the additional modifier for the comparable earnings per share multiplier.

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Our peer group for relative TSR for the 2018 ESU award consisted of a group of publicly-traded companies that represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

2018 ESU award peer group for relative TSR
AltaGas Ltd.	Fortis Inc.
Canadian Utilities Ltd.	Inter Pipeline Ltd.
CenterPoint Energy Inc.	Kinder Morgan Inc.
Dominion Energy Inc.	ONEOK, Inc.
Emera Inc.	Pembina Pipeline Corp.
Enbridge Inc.	Sempra Energy
Enterprise Products Partners L.P.	Williams Companies Inc.
Awards to named executives
The table below is a summary of the details of the original 2018 ESU award and the amount payable to each named executive upon vesting at the end of 2020.

	2018 ESU award		2018 ESU payout
	Number of ESUs awarded	Value of ESU award ($)	Number of ESUs vesting (includes dividend equivalents to December 31, 2020)	Performance multiplier	Value of ESU payout ($)	% of original award
Russell Girling	61,339.790	3,800,000	71,407.509	1.55	6,059,820	159%
Donald Marchand	18,412.026	1,140,625	21,433.996		1,818,942
François Poirier	12,711.864	787,500	14,798.265		1,255,818
Stanley Chapman III	12,711.864	1,020,364	14,798.265		1,684,680
Tracy Robinson	6,873.898	425,838	8,002.113		679,079
Notes
•Number of ESUs awarded is the value of the ESU award divided by the valuation price of $61.95 (the volume-weighted average closing price of TC Energy shares on the TSX for the 20 trading days immediately prior to and including the grant date (January 1, 2018)).
•Number of ESUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31, 2020 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs vesting.
•Value of ESU payout is calculated using the valuation price of $54.75 (the volume-weighted average closing price of TC Energy shares on the TSX for the 20 trading days immediately prior to and including the vesting date (December 31, 2020)).
•The Value of ESU award for Mr. Chapman is expressed here in Canadian dollars based on a U.S./Canada foreign exchange rate of 1.2957 for 2018. The Value of ESU payout for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.3415 for 2020.

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GRANT OF 2021 EXECUTIVE SHARE UNIT AWARD
The committee and the Board approved a 2021 ESU award as follows:

Performance measure	Weighting	Measurement period
Relative TSR against a dividend subgroup of the TSX 60 Index	25%	January 1, 2021 to December 31, 2023
Relative TSR against the ESU peer group	25%
Comparable earnings per share	50%
Since the 2016 ESU grant, the cumulative Comparable earnings per share multiplier was a maximum of 1.0 if the ratio of cumulative dividends per share to cumulative comparable funds generated from operations per share for the three-year period was greater than 50 per cent. This modifier was used because of significant non-cash earnings on a number of projects under construction. Starting with the 2021 grant, this modifier has been discontinued to reflect that the proportion of non-cash earnings has decreased, reducing the need for this modifier.
We have two peer groups for assessing relative TSR. The first group is a dividend subgroup of the TSX 60 Index. This group includes publicly-traded peer companies that represent dividend subgroup competitors for shareholder investment.

2021 ESU award - dividend subgroup of the TSX 60 Index for relative TSR
Algonquin Power & Utilities Corp.	Enbridge Inc.	Restaurant Brands International Inc.
Bank of Montreal	Fortis Inc.	Rogers Communications Inc.
BCE Inc.	Imperial Oil Limited	Royal Bank of Canada
Brookfield Infrastructure Partners L.P.	Inter Pipeline Ltd.	Shaw Communications Inc.
Brookfield Property Partners L.P.	Magna International Inc.	Sun Life Financial Inc.
Canadian Apartment Properties REIT	Manulife Financial Corporation	Suncor Energy Inc.
Canadian Imperial Bank of Commerce	National Bank of Canada	TELUS Corporation
Canadian Natural Resources Limited	Nutrien Ltd.	The Bank of Nova Scotia
Canadian Tire Corporation Limited	Pembina Pipeline Corporation	The Toronto-Dominion Bank
Emera Incorporated	Power Corporation of Canada
The second group is the ESU peer group, consisting of specific business competitors as shown below.

2021 ESU award - peer group for relative TSR
AltaGas Ltd.	Enbridge Inc.	ONEOK, Inc.
Canadian Utilities Ltd.	Enterprise Products Partners L.P.	Pembina Pipeline Corp.
CenterPoint Energy Inc.	Fortis Inc.	Sempra Energy
Dominion Energy Inc.	Inter Pipeline Ltd.	Williams Companies Inc.
Emera Inc.	Kinder Morgan Inc.
EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2020, details of their compensation for 2020 and the two previous fiscal years, and their share ownership as at December 31, 2020.

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Russell Girling PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling was responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This included overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders. Mr. Girling retired as President and Chief Executive Officer effective December 31, 2020.

2020 key results
•Conducted commercial activities and executed on projects while maintaining a focus on health, safety and operational reliability
•Achieved record financial results in a difficult year by consistently delivering with a low-risk business model
•Successfully progressed an industry-leading $20 billion secured capital program
•Demonstrated leadership in sustainability in our business
•Advanced succession planning and high performance culture

•Mr. Girling’s short-term incentive award was based 100 per cent on corporate performance.
•The short-term incentive award for 2020 performance was based on Mr. Girling’s target of 135 per cent of base salary.
•Mr. Girling’s 2020 short-term and long-term incentive awards as a percentage of 2020 base salary were 162 per cent and 651 per cent, respectively.
•The Board reviewed and approved the terms of Mr. Girling's retirement in accordance with the provisions of TC Energy's compensation, pension and benefits plans. Please refer to the Summary compensation table on page 108 and the Retirement of the President and CEO section on page 118 for more details.

2020 Pay mix: Base salary 11% Short-term incentive 18% ESUs 43% Stock options 28% 71% Long-term incentive
Compensation (as at December 31)		2020	2019	2018
Fixed
Base salary		$1,475,000	$1,420,008	$1,375,008
Variable
Short-term incentive		2,389,500	2,492,114	2,406,264
Long-term incentive
ESUs		5,760,000	5,160,000	3,800,000
Stock options		3,840,000	3,440,000	3,800,000
Total direct compensation		$13,464,500	$12,512,122	$11,381,272
Change from last year		8%	10%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.75 for TC Energy shares at December 31, 2020.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
5x	$7,375,000	$17,796,652	12.1x
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Donald Marchand EXECUTIVE VICE-PRESIDENT, STRATEGY & CORPORATE DEVELOPMENT AND CHIEF FINANCIAL OFFICER

Mr. Marchand is responsible for all corporate financial affairs of the company including financial reporting, taxation, finance, treasury, risk management and investor relations. He also provides leadership in the development of our long-term strategy and all corporate development activities, as well as overseeing enterprise risk management across TC Energy.

2020 key results
•Liquidity, risk management, treasury operations, taxation and financial reporting prudently managed through and largely unimpacted by COVID-19 dislocations
•Successfully completed funding program which included arrangement of $20 billion project-level and corporate credit facilities as well as $4 billion of capital markets placements
•Closed sale of Ontario natural gas-fired power plants and partial monetization of Coastal GasLink
•Advanced ESG measurement and reporting complemented by associated interaction with external stakeholders
•Conducted virtual Investor Day and active investor relations program through an eventful year of significant internal and external news flow

•Mr. Marchand’s short-term incentive award was based 100 per cent on corporate performance.
•The short-term incentive award for 2020 performance was based on Mr. Marchand’s target of 80 per cent of base salary.
•Mr. Marchand’s 2020 short-term and long-term incentive awards as a percentage of 2020 base salary were 96 per cent and 365 per cent, respectively.

2020 Pay mix: Base salary 18% Short-term incentive 17% ESUs 39% Stock options 26% 65% Long-term incentive
Compensation (as at December 31)		2020	2019	2018
Fixed
Base salary		$700,000	$675,000	$625,008
Variable
Short-term incentive		672,000	658,125	646,883
Long-term incentive
ESUs		1,533,000	1,478,250	1,140,625
Stock options		1,022,000	985,500	1,140,625
Total direct compensation		$3,927,000	$3,796,875	$3,553,141
Change from last year		3%	7%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.75 for TC Energy shares at December 31, 2020.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
3x	$2,100,000	$1,760,267	2.5x

Mr. Marchand has until 2024 to meet his ownership requirement. As at December 31, 2019, he had attained the guideline requirement four years earlier than required. He retained all of his shareholdings, however, the market value of those shares is lower due to the decrease in share price in 2020.

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François Poirier CHIEF OPERATING OFFICER AND PRESIDENT, POWER & STORAGE (Chief Operating Officer and President, Power & Storage and Mexico Natural Gas Pipelines until September 27, 2020)

Mr. Poirier oversaw all of TC Energy's businesses and operations, as well as project execution. He was also responsible for the profitability and growth of our power generation businesses. Mr. Poirier was appointed President and Chief Executive Officer on January 1, 2021.

2020 key results
•Continued to reliably deliver essential energy services across North America with largely unimpacted asset utilization
•Demonstrated proven ability to thrive and adhere to risk preferences through extreme market disruption
•Successfully completed the Ontario natural gas-fired power plants divestiture and the Coastal GasLink joint venture
•Achieved solid Power & Storage financial results and advanced the $2.6 billion Bruce Power life extension project
•Progressed two clean energy pumped storage facilities with a focus on the transition to a less carbon-intensive energy mix while also focusing on developing a portfolio of renewable and storage assets

•Mr. Poirier's short-term incentive award was based 100 per cent on corporate performance.
•The short-term incentive award for 2020 performance was based on Mr. Poirier’s target of 100 per cent of base salary.
•Mr. Poirier’s 2020 short-term and long-term incentive awards as a percentage of 2020 base salary were 120 per cent and 400 per cent, respectively.
•Mr. Poirier's 2020 total direct compensation increased 79 per cent compared to the prior year due to his promotion to Chief Operating Officer on January 1, 2020.

2020 Pay mix: Base salary 16% Short-term incentive 19% ESUs 39% Stock options 26% 65% Long-term incentive
Compensation (as at December 31)		2020	2019	2018
Fixed
Base salary		$800,000	$550,008	$525,000
Variable
Short-term incentive		960,000	511,507	499,800
Long-term incentive
ESUs		1,920,000	1,023,000	787,500
Stock options		1,280,000	682,000	787,500
Total direct compensation		$4,960,000	$2,766,515	$2,599,800
Change from last year		79%	6%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.75 for TC Energy shares at December 31, 2020.

Share Ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
3x	$2,400,000	$2,785,187	3.5x

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Stanley Chapman III EXECUTIVE VICE-PRESIDENT AND PRESIDENT, U.S. AND MEXICO NATURAL GAS PIPELINES
Mr. Chapman is responsible for profitability and growth of our U.S. natural gas pipelines business and, as of September 28, 2020, our Mexico Natural Gas Pipelines business.

2020 key results
•Delivered record earnings before interest, taxes, depreciation and amortization (EBITDA) for the U.S. Natural Gas Pipelines business for the fourth consecutive year
•Placed US$1.9 billion of projects in-service
•Originated US$0.8 billion of new growth projects
•Filed Columbia Gas Transmission rate case and Modernization III proposal
•Completed the Guadalajara pipeline flow reversal and negotiated contracts with the Comisión Federal de Electricidad to enable bidirectional flows

•Mr. Chapman’s short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•The short-term incentive award for 2020 performance was based on Mr. Chapman’s target of 80 per cent of base salary.
•Mr. Chapman’s 2020 short-term and long-term incentive awards as a percentage of 2020 base salary were 99 per cent and 325 per cent, respectively.

2020 Pay mix: Base salary 19% Short-term incentive 19% ESUs 37% Stock options 25% 62% Long-term incentive
Compensation (as at December 31)		2020	2019	2018
Fixed
Base salary		$838,438	$762,973	$680,243
Variable
Short-term incentive		831,730	743,899	673,440
Long-term incentive
ESUs		1,634,953	1,419,120	1,020,364
Stock options		1,089,969	946,080	1,020,364
Total direct compensation		$4,395,090	$3,872,072	$3,394,411
Change from last year		14%	14%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.75 for TC Energy shares at December 31, 2020.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
3x	$2,515,314	$1,830,950	2.2x
Mr. Chapman has until the end of 2024 to meet his holding requirements.
Values reflect a U.S./Canada foreign exchange rate of 1.3415 for 2020, 1.3269 for 2019 and 1.2957 for 2018.

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Tracy Robinson EXECUTIVE VICE-PRESIDENT AND PRESIDENT, CANADIAN NATURAL GAS PIPELINES AND PRESIDENT, COASTAL GASLINK

Ms. Robinson is responsible for the profitability and growth of our Canadian natural gas pipelines business, and all aspects of the Coastal GasLink project including project execution, stakeholder relations and commercial management.

2020 key results
•Placed $3.5 billion of expansion capital projects in service
•Achieved long-term commercial agreements with customers on the NGTL System and the Canadian Mainline
•Completed NGTL Capacity Optimization Open Season, affirming market need for capacity expansion and improving customer benefits
•Advanced Coastal GasLink engineering, procurement and construction activities, to achieve 40 per cent overall completion
•Increased Indigenous business opportunities to more than $1 billion, with awards of more than 85 per cent of identified value

•Ms. Robinson's short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•The short-term incentive award for 2020 performance was based on Ms. Robinson's target of 80 per cent of base salary.
•Ms. Robinson’s 2020 short-term and long-term incentive awards as a percentage of 2020 base salary were 93 per cent and 325 per cent, respectively.
•Ms. Robinson's 2019 total direct compensation increased 86 per cent compared to the prior year due to her promotion to Executive Vice-President on September 1, 2018.

2020 Pay mix: Base salary 19% Short-term incentive 18% ESUs 38% Stock options 25% 63% Long-term incentive
Compensation (as at December 31)		2020	2019	2018
Fixed
Base salary		$625,000	$525,000	$450,000
Variable
Short-term incentive		580,000	511,875	346,032
Long-term incentive
ESUs		1,218,750	976,500	425,838
Stock options		812,500	651,000	212,919
Total direct compensation		$3,236,250	$2,664,375	$1,434,789
Change from last year		21%	86%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.75 for TC Energy shares at December 31, 2020.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
3x	$1,875,000	$1,350,737	2.2x
Ms. Robinson has until the end of 2024 to meet her holding requirements.

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Executive compensation – 2020 details
All amounts are in Canadian dollars, unless otherwise indicated.
SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation awarded to our named executives for the last three fiscal years ended December 31, 2020, 2019 and 2018.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Russell Girling	2020	1,465,835	5,760,000	3,840,000	2,389,500	—	1,082,000	14,658	14,551,993
President and Chief Executive Officer	2019	1,412,508	5,160,000	3,440,000	2,492,114	—	922,000	14,125	13,440,747
	2018	1,362,508	3,800,000	3,800,000	2,406,264	—	1,120,000	13,625	12,502,397
Donald Marchand	2020	695,833	1,533,000	1,022,000	672,000	—	398,000	48,498	4,369,331
Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer	2019	666,668	1,478,250	985,500	658,125	—	649,000	23,494	4,461,037
	2018	625,008	1,140,625	1,140,625	646,883	—	46,000	21,875	3,621,016
François Poirier	2020	800,000	1,920,000	1,280,000	960,000	—	1,367,000	18,594	6,345,594
Chief Operating Officer and President, Power & Storage	2019	545,840	1,023,000	682,000	511,507	—	266,000	46,229	3,074,576
	2018	514,584	787,500	787,500	499,800	—	371,000	2,542	2,962,926
Stanley Chapman III	2020	826,829	1,634,953	1,089,969	831,730	—	87,543	—	4,471,024
Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines	2019	751,744	1,419,120	946,080	743,899	—	44,584	—	3,905,427
	2018	669,530	1,020,364	1,020,364	673,440	—	46,256	19,010	3,448,964
Tracy Robinson	2020	608,333	1,218,750	812,500	580,000	—	497,000	6,083	3,722,666
Executive Vice-President and President, Canadian Natural Gas Pipelines and President, Coastal GasLink	2019	512,500	976,500	651,000	511,875	—	310,000	5,125	2,967,000
	2018	387,502	425,838	212,919	346,032	—	437,000	3,875	1,813,166
Notes
•Salary is the actual base salary earned during each of the three years.
•Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TC Energy shares for the 20 trading days immediately prior to and including the grant date: $68.58 in 2020, $52.26 in 2019, and $61.95 in 2018.
•Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TC Energy shares on the TSX on the trading day immediately prior to the grant date: $75.06 in 2020, $56.90 in 2019, and $56.89 in 2018. See Stock option valuation below for more information.
•Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.
•There are no long-term non-equity incentive plans.
•Pension value for all of the Canadian named executives includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TC Energy in 2020, plus compensation changes that were higher or lower than the base salary assumptions and plan changes. Pension value for Mr. Chapman is the value of the annual employer contribution to the 401(k) Plan and to the Non-Qualified Plan. See Retirement benefits below for more information.
•Values provided to Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3415 in 2020, 1.3269 for 2019 and 1.2957 for 2018.
•Mr. Poirier was appointed Chief Operating Officer on January 1, 2020. Amounts shown in 2020 include compensation earned in his new position.
•Mr. Poirier was appointed Executive Vice-President, Corporate Development and Strategy, and President, Power & Storage and Mexico on February 1, 2019. Amounts shown in 2019 include compensation earned for the period February 1 to December 31 in his new position and for the period January 1 to 31 in his previous position as Executive Vice-President, Corporate Development and Strategy.
•Ms. Robinson was appointed Executive Vice-President, Canadian Natural Gas Pipelines effective September 1, 2018. Amounts shown in 2018 include compensation earned in her new position and her previous position.
108 | TC Energy Management information circular 2021

•All other compensation includes other compensation not reported in any other column for each named executive and includes:
•payments to the named executives by any of our subsidiaries and affiliates (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in):

	2020	2019	2018
Mr. Poirier	$14,594	$43,500	—
•matching contributions we made on behalf of the named executives under the Canadian employee stock savings plan:

	2020	2019	2018
Mr. Girling	$14,658	$14,125	$13,625
Mr. Marchand	$6,958	$6,667	$6,250
Mr. Poirier	$4,000	$2,729	$2,542
Ms. Robinson	$6,083	$5,125	$3,875
• cash payments if the named executive elected to receive payment in lieu of vacation entitlement from the previous year:

	2020	2019	2018
Mr. Marchand	$41,540	$16,827	$15,625
Mr. Chapman	—	—	$16,570
•profit sharing contribution above the IRS compensation limit made to a named executive in relation to the legacy Columbia 401(k) plan provisions:

	2020	2019	2018
Mr. Chapman	—	—	$2,440
•perquisites in 2020, 2019 and 2018 are not included because they are less than $50,000 and 10 per cent of each named executive's total base salary.

TC Energy Management information circular 2021 | 109

Additional notes to the summary compensation table
Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.
The committee and Board have approved the Binomial valuation model, a generally accepted valuation method, as the methodology to determine stock option awards. The Compensation Binomial valuation model used to calculate TC Energy's stock option fair value differs from the Accounting Binomial valuation model. The Compensation Binomial valuation model bases the stock option term on the full award term and volatility on a seven-year historical volatility while the Accounting Binomial valuation model uses expected life and a blend of historical and implied volatility. The Compensation Binomial valuation model yields per unit valuations that were $1.05 higher in 2020, $0.11 lower in 2019 and $0.86 higher in 2018.
Each year, the committee and Board review the valuation as prepared by management’s consultant. The value takes into account the volatility of the underlying shares, dividend yield, risk-free interest rate, option term and vesting period.
For stock option grants beginning in 2018, inputs to the Binomial valuation model used for compensation purposes were adjusted as follows:

	Methodology beginning in 2018	Methodology prior to 2018
Volatility	historic	historic and implied
Expected life	stock option term	historical stock option exercise activity
These changes were implemented to better reflect the view of the Board as to the appropriate compensation value of TC Energy's stock options.
The table below is a summary of the grant date compensation value for the stock option awards granted in 2020, 2019 and 2018:

Grant date	Exercise price ($)	Compensation value of each stock option ($)
February 19, 2020	75.06	8.78
February 20, 2019	56.90	6.26
February 21, 2018	56.89	6.66
Total stock option exercises in 2020 (supplemental table)
The table below shows for each named executive:
•the number of stock options exercised in 2020, and
•the total value realized when the options were exercised.

Name	Total stock options exercised (#)	Total value realized ($)
Russell Girling	—	—
Donald Marchand	322,333	7,240,800
François Poirier	53,476	1,078,954
Stanley Chapman III	100,008	1,913,497
Tracy Robinson	—	—

110 | TC Energy Management information circular 2021

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2020. Year-end values are based on $51.75, the closing price of TC Energy shares on the TSX at December 31, 2020.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russell Girling	439,982	49.03	05-Mar-2021	1,196,751	197,881	5,120,171	—
	434,109	56.58	19-Feb-2022
	529,101	48.44	22-Mar-2023	1,751,324
	436,893	62.14	22-Feb-2024
	570,571	56.89	21-Feb-2025
	549,521	56.90	20-Feb-2026
	437,358	75.06	19-Feb-2027
Donald Marchand	158,200	62.14	22-Feb-2024		54,885	1,420,149	—
	171,265	56.89	21-Feb-2025
	157,428	56.90	20-Feb-2026
	116,401	75.06	19-Feb-2027
François Poirier	73,682	62.14	22-Feb-2024		51,217	1,325,240	—
	118,243	56.89	21-Feb-2025
	108,946	56.90	20-Feb-2026
	145,786	75.06	19-Feb-2027
Stanley Chapman III	9,824	62.14	22-Feb-2024		41,398	1,436,979	—
	33,333	63.83	10-May-2024
	49,749	56.89	21-Feb-2025
	100,519	56.90	20-Feb-2026
	122,689	75.06	19-Feb-2027
Tracy Robinson	13,992	56.58	19-Feb-2022		39,431	1,020,277	—
	20,282	48.44	22-Mar-2023	67,133
	19,834	62.14	22-Feb-2024
	31,970	56.89	21-Feb-2025
	103,994	56.90	20-Feb-2026
	92,540	75.06	19-Feb-2027
Notes
•Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.
•Number of shares or units of shares that have not vested includes the amount of the grant plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2020.
•Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2020. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our shares. The value for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.3415 for 2020.
•No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2018 vested on December 31, 2020, and will be paid in March 2021. These awards are shown in the next table.

TC Energy Management information circular 2021 | 111

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2020. It also shows the total amount they earned from non-equity incentive plan awards in 2020.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Russell Girling	9,017,438	6,059,820	2,389,500
Donald Marchand	2,776,125	1,818,942	672,000
François Poirier	1,764,051	1,255,818	960,000
Stanley Chapman III	2,102,937	1,684,680	831,730
Tracy Robinson	952,632	679,079	580,000

Notes
•Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.
•Share-based awards is the payout value of the 2018 ESU awards for the named executives. See the Payout of 2018 executive share unit award section on page 100 for more information.
•The Share-based awards value for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.3415 for 2020.
•Non-equity incentive plan compensation is the short-term incentive award for 2020. This amount is shown under Annual incentive plans in the Summary compensation table on page 108.

112 | TC Energy Management information circular 2021

EQUITY COMPENSATION PLAN INFORMATION
Securities authorized for issue under equity compensation plans
The table below shows the:
•number of shares to be issued under the stock option plan when outstanding options are exercised,
•weighted average exercise price of the outstanding options, and
•number of shares available for future issue under the option plan.

	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders	8,995,865	59.55	6,396,168
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,995,865	59.55	6,396,168
Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate
Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)
Dec 31, 2018	918,096,439	12,403,851	9,790,373	2,250,256	1.35	2.42	0.25
Dec 31, 2019	938,399,506	9,093,808	7,962,761	2,004,328	0.97	1.82	0.21
Dec 31, 2020	940,064,042	8,995,865	6,396,168	1,714,297	0.96	1.64	0.18

TC Energy Management information circular 2021 | 113

RETIREMENT BENEFITS
All of the Canadian named executives participate in our DB plan. Mr. Chapman participates in the 401(k) Plan and the Non-Qualified Plan. The tables below show their benefits under the respective plans.
Defined benefit pension plan

at December 31, 2020		Annual benefits
Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
Russell Girling	25.00	1,199,000	1,514,000	24,060,000	1,082,000	1,078,000	26,220,000
Donald Marchand	26.92	486,000	603,000	9,999,000	398,000	460,000	10,857,000
François Poirier	6.67	105,000	272,000	1,654,000	1,367,000	148,000	3,169,000
Tracy Robinson	6.25	79,000	179,000	1,424,000	497,000	183,000	2,104,000
Notes
•In 2004, the committee approved an arrangement for Mr. Girling to receive additional credited service to recognize his high potential and to retain him as an employee. The credited service was received for years when he was not formally enrolled in the pension plan, but was an employee of TC Energy. Mr. Girling received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us of the same duration. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).
•Annual benefits at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2020.
•Annual benefits at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2020.
•Opening and closing present value of defined benefit obligation is at December 31, 2019 and December 31, 2020, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2019 and 2020 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.
•Compensatory change includes the service cost to TC Energy in 2020, plus the impact on the obligation due to actual compensation changes that were higher or lower than assumed, and plan changes.
•Non-compensatory change includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.
•Mr. Girling retired as President and CEO on December 31, 2020 and retired from TC Energy on February 28, 2021. His annual lifetime benefit at March 1, 2021 was $1,207,000, based on estimated years of Credited Service at February 28, 2021 and estimated Earnings history as of December 31, 2020. Note that Mr. Girling was eligible for an unreduced benefit at his pension commencement date of March 1, 2021.
401(k) Plan

at December 31, 2020
Name	Accumulated value at start of year ($)	Compensatory value ($)	Accumulated value at year end ($)
Stanley Chapman III	435,958	45,879	817,666
Notes
•Accumulated value at start of year is the beginning of year value of the 401(k) account funded by employer contributions.
•Compensatory value is the annual employer contribution to the 401(k) Plan.
•Accumulated value at year end is the end of year value of the 401(k) account funded by employer contributions and includes investment earnings.
•Values reflect a U.S./Canada foreign exchange rate of 1.3415 for 2020.
Non-Qualified Plan

at December 31, 2020
Name	Accumulated value at start of year ($)	Compensatory value ($)	Accumulated value at year end ($)
Stanley Chapman III	—	41,664	46,032
Notes
•Accumulated value at start of year is the beginning of year value of the Non-Qualified account funded by employer contributions.
•Compensatory value is the annual employer contribution to the Non-Qualified account.
•Accumulated value at year end is the end of year value of the Non-Qualified account funded by employer contributions and includes investment earnings.
•Values reflect a U.S./Canada foreign exchange rate of 1.3415 for 2020.
114 | TC Energy Management information circular 2021

TERMINATION AND CHANGE OF CONTROL
Termination
We have a separation agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TC Energy. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.
The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs upon termination for executives who have a separation agreement. Each separation agreement includes a non-competition provision that applies for 12 months following the executive’s separation date.
Like all other Canadian employees, all of the Canadian named executives are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Canadian retiree benefits include:
•a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance,
•a security plan that provides a safety net if there are significant medical expenses, and
•life insurance that provides a death benefit of $10,000 to a designated beneficiary.
Mr. Chapman is eligible for retiree benefits under the U.S. retiree benefit program including:
•access to medical plans that provide a wide range of coverage and
•life insurance that provides a death benefit of $10,000 to a designated beneficiary.
The Canadian employee stock savings plan, 401(k) Plan, the Non-Qualified Plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

TC Energy Management information circular 2021 | 115

Compensation on termination
The table below shows how each named executive’s compensation is treated if they leave TC Energy.

Base salary	Resignation	Payments end.
	Termination without cause	Severance allowance includes a lump-sum payment equal to 2x their annual base salary as of the separation date.
	Termination with cause	Payments end.
Retirement
Death
Short-term incentive	Resignation	Year of separation: Not paid. Year prior to separation: Board discretion.
Termination without cause
Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.

Years after separation: Equals the average bonus multiplied by the notice period.

	Termination with cause	Not paid.
	Retirement	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Death
ESUs	Resignation	Vested units are paid out; unvested units are forfeited.
	Termination without cause	Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Termination with cause	Vested units are paid out, unvested units are forfeited.
	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is generally pro-rated for the period of employment up to the retirement date.
	Death	Vested units are paid out. Unvested units are forfeited, however, the original grant value is generally paid out on a pro rata basis.
Stock options	Resignation	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier). No stock options vest after the last day of employment.
Termination without cause	Vested stock options must be exercised by the earlier of i) their expiry date or ii) the later of a) the end of the notice period, and b) six months following the separation date.

No stock options vest after the separation date.
	Termination with cause	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier). No stock options vest after the last day of employment.
	Retirement	Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).

116 | TC Energy Management information circular 2021

Canadian pension	Resignation	Paid as a commuted value or monthly benefit according to the applicable DB plan provisions. For termination without cause, credited service is provided for the applicable notice period.
Termination without cause
Termination with cause
Retirement
Death
401(k) Plan	Resignation	Account balance is available to take as a lump sum, partial, or periodic distribution.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant's beneficiary.
Non-qualified Plan	Resignation	Account balance is available to take in accordance with employee distribution elections after a six month delay. Participant can choose a lump sum or annual installations from two to 10 years.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant's beneficiary and distributed immediately as a lump sum payment.
Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.
	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Retiree benefits eligibility is determined at the end of the notice period.
	Termination with cause	Coverage ends, or retiree benefits begin if eligible.
	Retirement	Coverage ends, or retiree benefits begin if eligible.
	Death	Coverage continues to eligible dependents for a specified period of time after death.
Perquisites	Resignation	Payments end.
	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.
	Termination with cause	Payments end.
Retirement
Death
Other	Resignation
	Termination without cause	Outplacement services.
Termination with cause
Retirement
Death
Notes
•Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.
•The short-term incentive award is not paid on resignation unless the Board uses its discretion.
•Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.
•The notice period is currently two years for each named executive.
•Benefits on termination without cause is paid as an equivalent lump-sum for Mr. Chapman, and retiree benefits eligibility would be determined on the termination date.
•For Mr. Chapman, there are certain differences due to U.S. tax law. These differences are:
•to the extent any of Mr. Chapman's payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, they may be deferred for a period of six months following the date of termination,
•certain payments will be reduced in a specific order to the extent excise tax applies, and
•Mr. Chapman will receive two times seven per cent of his annual salary in lieu of 401(k) participation.

TC Energy Management information circular 2021 | 117

Retirement of President and CEO
With respect to Mr. Girling's retirement as President and CEO as at December 31, 2020, the Board approved the following arrangements:

•pursuant to existing provisions in the ESU plan, outstanding ESU grants shall, upon vesting, be paid out at full vested grant value without proration. The estimated incremental value of this arrangement, using the number of units in each initial grant and assuming an ESU multiplier at target and the December 31, 2020 closing share price of $51.75, would be approximately $4,600,852,
•pursuant to existing provisions in the stock option plan, the expiry date of each tranche of options held by Mr. Girling shall be the seventh anniversary of each respective award date. There is no incremental change in the value of Mr. Girling's unexercised in-the-money options as disclosed in the Incentive plan awards on page 111,
•pension benefits as disclosed in the Retirement benefits section on page 114, and
•compensation of $180,000 per month for two months until February 28, 2021 for his work as a senior advisor providing transition services and advice relating to developments on Keystone XL in a non-executive capacity. Mr. Girling is not eligible for any short-term or long-term incentive compensation in his non-executive advisor role.

No additional retirement allowance or bonus was paid to Mr. Girling upon his retirement.
Pursuant to Mr. Girling's existing separation agreement, the above is subject to his compliance with the 12-month non-competition (in Canada), non-solicitation and non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. Mr. Girling is also subject to a requirement to maintain a share ownership of $7,375,000, equal to five times base salary as at December 31, 2020, for a one-year period following the retirement date.
118 | TC Energy Management information circular 2021

Change of control
Under the terms of the employment agreements, the stock option plan and ESU plan, a change of control includes an event where another entity becomes the beneficial owner of:
•more than 50 per cent of the voting shares of TC Energy, or
•more than 50 per cent of the voting shares of TCPL (not including the voting shares held by TC Energy).
Other events can also constitute a change of control including a merger where TC Energy is not the surviving entity, a sale of all, or substantially all, of TCPL’s assets or if the incumbent board ceases to be a majority of the Board.
The following is a summary of the terms and provisions that apply to the compensation of all of the Canadian named executives if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control ("double trigger"). Upon a double trigger for the named executives, a two-year notice period applies which provides for:
•payment of a severance allowance equal to the annual compensation during the notice period where annual compensation is composed of base salary and the three-year average of annual incentive compensation,
•a pensionable service credit of two years under the supplemental pension plans,
•continuation of health, dental, life and accident insurance benefits during the notice period or cash payment in lieu of such benefits,
•a cash payment in lieu of perquisites during the notice period,
•professional outplacement services to a maximum of $25,000,
•accelerated vesting and payment of ESUs, and
•accelerated vesting of stock options.
If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he or she had exercised all vested options and unvested options that would have had accelerated vesting.
For our U.S. named executive the same terms and provisions apply, with the following differences:
•to the extent any of Mr. Chapman's payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, they may be deferred for a period of six months following the date of termination,
•certain payments will be reduced in a specific order to the extent excise tax applies,
•Mr. Chapman will receive a lump sum cash payment with respect to benefits; he does not have the option to continue benefits during the notice period, and
•Mr. Chapman will receive lump sum cash payment equal to two times seven per cent of his annual salary in lieu of 401(k) Plan participation.

TC Energy Management information circular 2021 | 119

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2020 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.
They do not include certain amounts that would be provided under normal course, such as the value of:
•any stock options or ESUs vesting as part of normal employment,
•pension benefits that would normally be provided following resignation, or
•retiree benefits.

	Without a change of control				With a change of control
Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)
Donald Marchand	—	3,365,865	600,213	2,096,713	7,232,680
François Poirier	—	5,070,235	—	1,761,103	6,496,181
Stanley Chapman III	—	3,894,457	648,787	2,150,261	6,935,879
Tracy Robinson	—	3,019,982	352,052	1,409,302	5,154,428

Notes
•Mr. Girling is excluded from the table above due to his retirement as President and CEO, effective December 31, 2020. Please refer to the Summary compensation table on page 108 and the Retirement of the President and CEO section on page 118 for more details.
•Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.
•There are no incremental payments that would be made to each named executive in the event of a change of control without termination.
•ESUs and stock options continue to vest under the Retirement scenario, provided the named executive is age 55 or over.
•Mr. Poirier was not eligible for retirement as of December 31, 2020.
•Values provided to Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3415 in 2020, 1.3269 for 2019 and 1.2957 for 2018.

Every year the Human Resources committee reviews the severance amounts calculated for each named executive under his or her employment agreement. The data represents the total value to be paid to the executive if he or she is terminated without cause and with and without a deemed change of control.
120 | TC Energy Management information circular 2021

Other information
LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TC Energy or any of our subsidiaries. This is also true for:
•former executives or directors of TC Energy or any of our subsidiaries,
•this year’s nominated directors, and
•any associate of a director, executive officer or nominated director.
None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TC Energy or any of our subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
TC Energy has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TC Energy and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.
ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2020 AIF and 2020 Annual report from our Corporate Secretary:
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
Tel: 1.800.661.3805
For financial information about TC Energy, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.tcenergy.com).
You can find more information about TC Energy on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
TC Energy Management information circular 2021 | 121

Schedule A – Charter of the Board of Directors
I. INTRODUCTION
A.The Board’s primary responsibility is to foster the long-term success and sustainability of the Company consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.
B.The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II. COMPOSITION AND BOARD ORGANIZATION
A.Nominees for directors are initially considered and recommended by the Governance committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.
B.The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
C.Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.
D.Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.
III. DUTIES AND RESPONSIBILITIES
A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:
i)planning its composition and size;
ii)selecting its Chair;
iii)nominating candidates for election to the Board;
iv)determining independence of Board members;
v)approving committees of the Board and membership of directors thereon;
vi)determining director compensation; and
vii)assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B. Management and Human Resources
The Board has the responsibility for:
i)the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;
ii)approving a position description for the CEO;
iii)reviewing CEO performance at least annually, against agreed-upon written objectives;
iv)approving decisions relating to senior management, including the:
a)appointment and discharge of officers of the Company and members of the senior executive leadership team;
b)compensation and benefits for members of the senior executive leadership team;
c)annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and
d)employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.
v)taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;
vi)    the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees;
vii)    approving certain matters relating to all employees, including:
a)the annual salary policy/program for employees;
b)new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and
c)material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

1 For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.
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C. Strategy and Plans
The Board has the responsibility to:
i)participate in strategic planning sessions to ensure that management develops corporate strategic priorities and objectives and approve the resulting strategic plan;
ii)approve capital commitment and expenditure budgets and related operating plans;
iii)approve financial and operating objectives used in determining compensation;
iv)approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
v)approve material divestitures and acquisitions; and
vi)monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.
D. Financial and Corporate Issues
The Board has the responsibility to:
i)take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
ii)monitor operational and financial results;
iii)approve annual financial statements, related Management’s Discussion and Analysis and the release thereof by management;
iv)approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;
v)declare dividends;
vi)approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;
vii)recommend appointment of external auditors and approve auditors’ fees;
viii)approve banking resolutions and significant changes in banking relationships;
ix)approve appointments, or material changes in relationships with corporate trustees;
x)approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
xi)approve spending authority guidelines; and
xii)approve the commencement or settlement of litigation that may have a material impact on the Company.
E. Business and Risk Management
The Board has the responsibility to:
i)take reasonable steps to ensure that management has identified the principal risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
ii)review reports on capital commitments and expenditures relative to approved budgets;
iii)review operating and financial performance relative to budgets or objectives;
iv)oversee environmental and social issues and receive, on a regular basis, reports on matters relating to, among others, ethical conduct, environmental management, employee and contractor health and safety, human rights, relationships with Indigenous communities and related party transactions; and
v)assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.
F. Policies and Procedures
The Board has responsibility to:
i)monitor compliance with all significant policies and procedures by which the Company is operated;
ii)direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii)provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and
iv)review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
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G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:
i)take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
ii)approve interaction with shareholders on all items requiring shareholder response or approval;
iii)take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv)take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
v)take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
vi)report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).
IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A. The Board is responsible for:
i)directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
ii)approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
iii)approving the Company’s legal structure, name, logo, mission statement and vision statement; and
iv)performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.
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Schedule B – Non‑GAAP measures
In our disclosure, we use the following non-GAAP measures:
•comparable EBITDA
•comparable EBIT
•comparable earnings
•comparable earnings per common share
•funds generated from operations
•comparable funds generated from operations.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:
•gains or losses on sales of assets or assets held for sale
•income tax refunds, adjustments to enacted tax rates and valuation allowances
•certain fair value adjustments relating to risk management activities
•legal, contractual and bankruptcy settlements
•impairment of goodwill, investments and other assets
•acquisition and integration costs
•restructuring costs.
We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations. We also exclude the unrealized foreign exchange gains and losses on the Loan receivable from affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as these amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures.

Comparable measure	Original measure
comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable funds generated from operations	net cash provided by operations
Comparable EBITDA and comparable EBIT
Comparable EBITDA (comparable earnings before interest, taxes, depreciation and amortization) represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT (comparable earnings before interest and taxes) represents segmented earnings adjusted for specific items and is an effective tool for evaluating trends in each segment. See the 2020 Annual report for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per share
Comparable earnings represents earnings or losses attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, AFUDC, Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. See the 2020 Annual report for a reconciliation to net income attributable to common shares and net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. See the 2020 Annual report for a reconciliation to net cash provided by operations.
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Schedule C – By-law Number 1

TC ENERGY CORPORATION BY-LAW NUMBER 1 A By-law relating generally to the transaction of the business and affairs of TC Energy Corporation
BE IT ENACTED as a by-law of TC Energy Corporation as follows:

SECTION ONE INTERPRETATION
1.01Definitions. In this by-law and all other by-laws and ordinary and special resolutions of the Corporation, unless the context otherwise requires:

(a)“Act” means the Canada Business Corporations Act and any act that may be substituted therefor as from time to time in effect;
(b)“articles" means the articles of incorporation of the Corporation, as from time to time amended or restated;
(c)“board” means the board of directors of the Corporation;
(d)“Corporation" means the corporation, “TC Energy Corporation”; and
(e)“meetings of shareholders" includes an annual or special meeting of shareholders or of any class or classes of shareholders.

1.02Interpretation. Subject to section 1.01 of this by-law, words and expressions defined in the Act have the same meanings when used herein and words importing the singular include the plural and vice versa; words importing any gender include any other gender; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.03Subordination. This by-law and all other by-laws are subordinate to and should be read subject to the Act, the articles of the Corporation and any other applicable law.

SECTION TWO REGISTERED OFFICE
2.01Registered Office. The registered office of the Corporation shall be at such place in the City of Calgary, in the Province of Alberta, as the board may from time to time determine.

2.02Trade Name. The Corporation may carry on business as or identify itself by “TC Energy” and/or” TC Énergie”.

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SECTION THREE DIRECTORS
3.01Powers and Quorum. The board shall manage the business and affairs of the Corporation. A majority of the directors shall constitute a quorum.

3.02Election and Term. The directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting or until their respective successors are elected or appointed. At any annual meeting every retiring director shall, if qualified under the Act, be eligible for re-election unless such director is older than the maximum age which may be fixed from time to time by the directors.

3.03Vacancies. Subject to the Act, where a vacancy occurs in the board, and a quorum of directors remains, the directors remaining in office may appoint a qualified person to fill the vacancy for the remainder of the term.

3.04Advance Notice of Nominations of Directors

(a)    Subject to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called was the election of directors, called:

(i)    by or at the direction of the board, including pursuant to a notice of meeting;

(ii)     by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)     by any person (a “Nominating Shareholder”)

(A)    who, at the close of business on the date of the giving of the notice provided for below in this paragraph 3.04 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and

(B)    who complies with the notice procedures set forth below in this paragraph 3.04.

(b)    In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Corporation at the principal executive offices of the Corporation in accordance with this paragraph 3.04.

(c)    To be timely, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must be given:

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(i)    in the case of an annual meeting of shareholders, not less than 30 days before the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date;

(ii)    in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made; and

(iii)    in the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access is used for delivery of proxy related materials, not less than 40 days before the date of the annual meeting of shareholders or the special meeting of shareholders (but in any event, not prior to the Notice Date); provided, however, that in the event that the annual meeting of shareholders or a special meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date for an annual meeting, and not later than the close of business on the fifteenth day following the Notice Date for a special meeting.

(d)    To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must set forth:

(i)    as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(A)    the name, age, business address and residential address of the person;

(B)    the principal occupation or employment of the person;

(C)    the class or series and number of shares in the capital of the Corporation which are owned beneficially or of record by the person or under the control or direction of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

(D)    any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

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(ii)    as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may be required by the Act, Applicable Securities Laws, or the rules of any stock exchange on which the Corporation’s shares are listed to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(e)    No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this paragraph 3.04; provided, however, that nothing in this paragraph 3.04 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)    For purposes of this paragraph 3.04

(i)    “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(ii)    “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(g)    Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this paragraph 3.04 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the corporate secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the corporate secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(h)    Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph 3.04.

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3.05Meetings. Meetings of the board may be held at any place within or outside Canada. Meetings may be called by the chair, vice chair, the chief executive officer, the president or any two directors.

3.06Meetings by Telephone. Subject to the requirements of the Act, any director may participate in a meeting of the board by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting. Each director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting and, in the absence of any such specification, at the place where or from which the chair of the meeting shall have presided.

3.07Resolution in Lieu of Meeting. A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

3.08Notices. Notice of the time and place for holding a meeting shall be given to every director not less than 48 hours before the meeting is to be held; provided that notice shall not be required if the meeting is held immediately following an annual meeting of shareholders.

3.09Voting. At all meetings of the board every matter shall be decided by a majority of the votes cast.

3.10Remuneration of Directors. The directors shall be paid such remuneration for their services as the board may from time to time determine. The remuneration, if any, payable to a director who is also an officer or employee of the Corporation or who serves it in any professional capacity shall, unless the board otherwise directs, be in addition to his salary as an officer or employee or to his professional fees, as the case may be. The directors may also be paid their reasonable out-of-pocket expenses incurred in attending meetings of the directors, shareholders or committees of the board or otherwise in the performance of their duties.

SECTION FOUR COMMITTEES
4.01Executive or Planning Committee. The directors may appoint from among their number an executive or planning committee and delegate to the executive or planning committee any powers of the board, subject to any restrictions imposed from time to time by the board or by the Act. Meetings of the executive or planning committee may be held at any place within or outside Canada.

4.02Audit Committee. The directors shall appoint from among their number an audit committee to be composed of not fewer than three directors, who shall not be officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall have the duties provided in the Act and may exercise such other duties and perform such other functions as may be determined by the board.

4.03Other Committees. Subject to the Act, the directors may from time to time appoint such other committees with such duties as it may deem advisable.

4.04Procedure. Subject to the Act and any restrictions imposed by the board, each committee shall have power to fix its quorum, to elect its chair and to regulate its procedure.

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SECTION FIVE OFFICERS
5.01    Appointment. The board shall elect or appoint a chair of the board who may serve in a non-executive capacity, and a president and may elect or appoint a vice chair, one or more executive, senior, assistant and/or other vice presidents, a corporate secretary, a treasurer and a controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. No person may hold the office of chair or vice chair unless that person is a director. The same person may hold more than one office.

5.02    Chief Executive Officer. The board may designate an officer as the chief executive officer. The chief executive officer shall have the general supervision of the business and affairs of the Corporation, subject to the direction of the board. In addition, the chief executive officer shall have the power to appoint an assistant controller, an assistant treasurer, an assistant corporate secretary and such division or business unit presidents and/or division or business unit vice presidents and such other divisional or business unit officers as the chief executive officer considers appropriate. Any such division or business unit presidents and division or business unit vice presidents are not, and shall not be, unless otherwise designated by the board, officers of the Corporation.

5.03    Chief Operating Officer. The board may designate an officer as the chief operating officer. The chief operating officer shall have the general supervision of the operations of the Corporation, subject to the direction of the chief executive officer.

5.04    Chair. The chair shall preside at all meetings of the board and of shareholders and shall have such other powers and duties as the board may prescribe. If and whenever the chair is unable to act, his powers and duties shall devolve upon the vice chair, if appointed, or failing the vice chair, the chief executive officer.

5.05    President. If and whenever the president is unable to act, his powers and duties shall devolve upon such director or officer as the board may designate.

5.06    Corporate Secretary. The corporate secretary shall attend and be the secretary of all meetings of the board and shareholders; shall give or cause to be given notices of such meetings; and shall be the custodian of the corporate seal and of the records and contracts, documents and other instruments of the Corporation except when some other person has been designated for that purpose by the board.

5.07    Other Powers and Duties. Every officer, except the chief executive officer and the chair, shall have such powers and duties as the board or the chief executive officer may prescribe in addition to the powers and duties provided by this by-law. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

5.08    Term of Office. Every officer appointed by the board shall hold office during the pleasure of the board.

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SECTION SIX PROTECTION OF DIRECTORS AND OFFICERS
6.01    Limitation of Liability. No director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or any employee or for any liability or expense sustained or incurred by the Corporation in the execution of the duties of his office, provided that nothing herein contained shall relieve any director or officer of any liability in contravention of the Act or any other applicable statute.

6.02Indemnity and Insurance. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer, a former director or officer, and may indemnify an individual who acts or acted at the Corporation's request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if the individual:

(a)acted honestly and in good faith with a view to the best interests of the Corporation, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of such persons referred to in this section as the board may from time to time determine.

SECTION SEVEN SHARES
7.01    Share Certificates. Share certificates shall be signed by the chair, the vice chair, the president or a vice president and by the corporate secretary or an assistant secretary and need not be under the corporate seal. Share certificates representing shares in respect of which a transfer agent has been appointed shall be countersigned manually by or on behalf of such transfer agent. The facsimile signature of such officers or, in the case of share certificates representing shares in respect of which a transfer agent has been appointed, of both of such officers, may be mechanically reproduced thereon. Share certificates so signed shall continue to be valid notwithstanding that one or both of the officers whose signature is mechanically reproduced thereon no longer holds office at the date of issue thereof.

7.02    Transfer Agent and Registrar. The board may appoint or remove a transfer agent or a registrar and one or more branch transfer agents or registrars for the shares of the Corporation.

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SECTION EIGHT MEETING OF SHAREHOLDERS
8.01    Meetings. Meetings of shareholders shall be held at such place within Canada or outside of Canada at any of the following places: Chicago, Illinois; Boston, Massachusetts; New York, New York; Washington, D.C.; Denver, Colorado; Houston, Texas; San Francisco, California; Los Angeles, California; Atlanta, Georgia; Tampa, Florida; Orlando, Florida; and Seattle, Washington as specified in the Corporation’s articles at such time and on such day as the board may determine. To the extent permitted by the Act, meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means.

8.02    Notice of Meetings and Documentation. Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days and not more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation. Where there is more than one person registered as a shareholder in respect of any share or shares, such notice may be given to whichever of such persons is named first in the securities register of the Corporation and any notice so given shall be sufficient notice to all of them.

Notice of shareholder meetings or any notices or documents intended for shareholders may be given by any means permitted under the articles or by-laws of the Corporation or any other applicable law. In the event that it is impossible or impracticable for any reason whatsoever to give notice as otherwise permitted under the laws governing the Corporation, notice may be given by advertisement published once in a newspaper in such cities or places as the directors may from time to time determine.

8.03    Record Date of Notice. The board may fix in advance a record date preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than 7 days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given.

8.04    Quorum. Two persons present and each entitled to vote thereat and representing either in their own right or by proxy or as the duly authorized representative of a corporate shareholder 25% of the issued shares of the Corporation carrying voting rights at such time shall constitute a quorum at any meeting of shareholders.

8.05    Proxies. A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the power conferred by the proxy. An instrument of proxy shall conform to the requirements of the Act and any requirements established by the board or shall be otherwise acceptable to the chair of the meeting at which the instrument of proxy is to be used. The decision of the chair of the meeting on any question regarding the validity or invalidity of any instruments of proxy and any questions as to the admission or rejection of a vote shall be conclusive and binding upon the shareholders. The chair of the meeting shall have the right to waive or extend any proxy deposit deadlines in his or her sole discretion.

8.06    Persons Entitled to be Present. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend under the Act, the articles, the by-laws or applicable laws. Any other person may be permitted to attend a meeting of shareholders by the chair of the meeting or with the consent of the meeting.

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8.07    Voting. Subject to the Act, the articles and any other applicable law, every matter at a meeting of shareholders shall be decided by a show of hands unless a ballot is required by the chair or demanded by any person entitled to vote. Upon a show of hands every person entitled to vote shall have one vote. After a vote by a show of hands has been taken the chair may still require or any person entitled to vote may still demand a ballot thereon. Whenever a vote by show of hands has been taken, unless a ballot is required or demanded, a declaration by the chair of the meeting that the vote upon the matter has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the result of the vote.

8.08    Electronic Voting. The board may determine, that in combination with other voting means, any vote of shareholders may also be held, in accordance with any regulations under the Act, by means of telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility.

8.09    Votes to Govern. Unless otherwise required by the Act, the articles or any other applicable law, every matter at a meeting of shareholders shall be decided by a majority of the votes cast on the matter.

8.10    Ballots. If a ballot is required by the chair of the meeting or demanded by any person entitled to vote, a ballot upon the matter shall be taken in such manner as the chair of the meeting shall direct.

8.11    Scrutineers. At any meeting of the shareholders, one or more persons, who may be shareholders, may be appointed to serve as scrutineers at the meeting either by a resolution of the meeting or by the chair.

8.12    Adjournment. The chair of any meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place. The reconvened meeting following the adjournment shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the reconvened meeting following the adjournment, the original meeting shall be deemed to have terminated forthwith after its adjournment.

8.13    Inquiries. The board or the chair of any meeting of shareholders may, but need not, at any time (including prior to, at, or subsequent to the meeting), ask questions of, and request the production of evidence from, a shareholder (including a beneficial owner), the transfer agent or such other person as the board or the chair considers appropriate for the purposes of determining a person’s share ownership position as at the relevant record date, authority to vote and Canadian residency status. For greater certainty, the board or the chair may, but need not, at any time:

(a)inquire into the legal or beneficial share ownership of any person as at the relevant record date and the authority of any person to vote at the meeting; and

(b)request from that person production of evidence as to such share ownership position and the existence of the authority to vote.

Any such inquiry or request by the board or the chair shall be responded to as soon as reasonably possible.

SECTION NINE NOTICES
9.01    Giving of Notice. Any notice or other document to be given or sent by the Corporation to a shareholder, director or officer or to the auditor of the Corporation or any other person may be given or sent by prepaid mail, facsimile, or by any electronic or other communication facility, or may be delivered personally to, the person to whom it is to be given or sent at the person’s latest address as shown in the records of the Corporation or its transfer agent or in any notice filed in accordance with the provisions of the Act. The board may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors, the auditor or other persons by any means permitted under the laws governing
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the Corporation or pursuant to the articles or by-laws of the Corporation. The accidental omission to give notice to any shareholder, director or officer or to the auditor or other persons or the non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting called by such notice or otherwise founded thereon. Any notice with respect to any shares registered in more than one name may, if more than one address appears on the books of the Corporation in respect of such joint holding, be given the joint shareholders at any such address.

Subject to applicable laws, a notice or other document shall be deemed to have been given, delivered or sent:

(a)    when it is delivered personally or to the address recorded in the records or security register of the Corporation;

(b)    when it has been deposited in a post office or post office letter box; or

(c)    when it has been dispatched or delivered for dispatch by means of facsimile, electronic or other communication facilities.

SECTION TEN DIVIDENDS AND OTHER RIGHTS
10.01    Dividends. Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

10.02Record Date for Dividends and other Rights. For the purpose of determining the person entitled to receive payment of any dividend or for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, the board may fix in advance a date preceding the date for the particular action by not more than 60 days for the determination of such persons. Notice of such date shall be given not less than 7 days prior to such date:

(a)    by advertisement in a newspaper distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(b)    by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

SECTION ELEVEN GENERAL
11.01    Financial Year. The financial year of the Corporation shall end on the 31st day of December unless and until changed by the board.

11.02    Corporate Seal. The corporate seal shall bear the name of the Corporation and may bear such insignia as may be approved from time to time by the board.

11.03    Execution of Instruments. Contracts, documents or other instruments requiring execution by the Corporation may be signed by one of the chair, vice chair, if any, the chief executive officer, the president or any vice president, together with any one of the foregoing or with the corporate secretary or an assistant corporate secretary, assistant controller or assistant treasurer. The board may appoint any other person or persons to sign instruments generally or specific instruments. In the absence of any specific board authority, the chief executive officer, as to any instruments pertaining solely to a division, business unit or sub-unit, may designate any divisional or business unit officers or employees to execute instruments, either solely, with another, or generally or specifically, on behalf of such division or business unit.
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11.04   Banking.  The bank accounts of the Company shall be kept with such banks or trust companies as the board may from time to time determine and the board may appoint the chief financial officer and treasurer to determine such banks or trust companies from time to time. The board may appoint any person or persons as authorized signatories on any such bank accounts as it may from time to time determine.

SECTION TWELVE DIVISIONS AND BUSINESS UNITS
12.01    Creation and Consolidation of Divisions and Business Units. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions or business units upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division or business unit to be further divided into sub-units and the business and operations of any such divisions, business units or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

12.02    Name of Division or Business Units. Any division, business unit or their sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation when signed in accordance with Section 11.03 as if it had been entered into or signed in the name of the Corporation.

SECTION THIRTEEN EFFECTIVE DATE AND REPEAL
13.01    Effective Date. This by-law shall come into force upon the date of the approval of the by-law by the board.

13.02    Repeal. The by-laws of the Corporation heretofore enacted are repealed. The repeal of such by-laws shall be without prejudice to any action taken or right acquired or obligation incurred thereunder. All directors, officers and other persons acting under any repealed by-law shall continue to act as if elected or appointed under the provisions of this by-law. All resolutions with continuing effect of the board, committees of the board and shareholders shall continue in effect except to the extent inconsistent with this by-law.
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Shareholder information
TC Energy welcomes questions from shareholders and investors. Please contact:
David Moneta Vice-President, Investor Relations and Financial Communications telephone: 1-403-920-7911 toll free: 1-800-361-6522 email: investor_relations@tcenergy.com
Visit TCEnergy.com for investor information: TCEnergy.com/Investors

Board of Directors
You may contact the Board directly by writing to: Chair of the Board of Directors c/o Corporate Secretary TC Energy Corporation 450 – 1 Street S.W. Calgary, AB Canada, T2P 5H1

Transfer agent
Computershare Investor Services 1000 University Avenue, 8th Floor Toronto, ON, Canada, M5J 2Y1 telephone: 1-514-982-7959 toll free: 1-800-340-5024 fax: 1-888-453-0330 email: tcenergy@computershare.com

Corporate head office
TC Energy Corporation 450 – 1 Street S.W. Calgary, AB Canada, T2P 5H1

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Printed in Canada March 2021

TC Energy